      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1996

                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

               BRESNAN COMMUNICATIONS COMPANY LIMITED PARTNERSHIP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 MICHIGAN                                    483                                    38-2558446
     (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------
                          BRESNAN CAPITAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                    483                                    13-3887244
     (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------
                             709 WESTCHESTER AVENUE
                       WHITE PLAINS, NEW YORK 10604-3023
                                 (914) 993-6600
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)

                               WILLIAM J. BRESNAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          BRESNAN COMMUNICATIONS, INC.
                             709 WESTCHESTER AVENUE
                       WHITE PLAINS, NEW YORK 10604-3023
                                 (914) 993-6600
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   Copies to:

            WILLIAM F. SCHWITTER, ESQ.                            MARC S. ROSENBERG, ESQ.
        PAUL, HASTINGS, JANOFSKY & WALKER                         CRAVATH, SWAINE & MOORE
                 399 PARK AVENUE                                      WORLDWIDE PLAZA
             NEW YORK, NEW YORK 10022                                825 EIGHTH AVENUE
                  (212) 318-6000                                  NEW YORK, NEW YORK 10019
                                                                       (212) 474-1000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC : As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. / /.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /.
                            ------------------------
                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       PROPOSED MAXIMUM  PROPOSED MAXIMUM
    TITLE OF CLASS OF SECURITIES       AMOUNT TO BE     OFFERING PRICE  AGGREGATE OFFERING    AMOUNT OF
          TO BE REGISTERED              REGISTERED       PER NOTE(1)         PRICE(1)     REGISTRATION FEE
- -------------------------------------
    % Senior Notes due 2006..........   $100,000,000         100%          $100,000,000       $34,483
- ----------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.
                            ------------------------
     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

           FORM S-1 ITEM NUMBER AND HEADING              LOCATION OR CAPTION IN PROSPECTUS
      ------------------------------------------   ---------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of
        Prospectus..............................   Facing Page of Registration Statement;
                                                   Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus...........................   Inside Front Cover Page of Prospectus;
                                                   Outside Back Cover Page of Prospectus
  3.  Summary Information, Risk Factors and
        Ratio of Earnings to Fixed Charges......   Prospectus Summary; Risk Factors; Selected
                                                     Financial and Operating Data
  4.  Use of Proceeds...........................   Use of Proceeds
  5.  Determination of Offering Price...........   Not Applicable
  6.  Dilution..................................   Not Applicable
  7.  Selling Security Holders..................   Not Applicable
  8.  Plan of Distribution......................   Outside Front Cover Page of Prospectus;
                                                     Underwriting
  9.  Description of Securities to be
        Registered..............................   Outside Front Cover Page of Prospectus;
                                                     Description of Notes
 10.  Interests of Named Experts and Counsel....   Not Applicable
 11.  Information with Respect to the
        Registrants.............................   Outside Front Cover Page of Prospectus; Risk
                                                     Factors; Capitalization; Organization;
                                                     Selected Financial and Operating Data;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations; Business; Legislation and
                                                     Regulation; Management; Certain
                                                     Relationships and Related Transactions;
                                                     Principal Partners; The Reorganization;
                                                     Description of Partnership Agreements;
                                                     Description of Bank Credit Facility;
                                                     Financial Statements
 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities.............................   Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                                  MAY 21, 1996
PROSPECTUS                                                                [LOGO]

$100,000,000

BRESNAN COMMUNICATIONS COMPANY

LIMITED PARTNERSHIP

BRESNAN CAPITAL CORPORATION

        % SENIOR NOTES DUE 2006

The   % Senior Notes Due 2006 (the "Notes") are being offered by Bresnan
Communications Company Limited Partnership (the "Company" or "Bresnan") and Bresnan Capital Corporation, a wholly owned subsidiary of the Company that has nominal assets and does not conduct any operations ("BCC" and, together with the
Company, the "Issuers"), and will mature on             , 2006. The Issuers will
be jointly and severally liable for all payments due under the Notes. Interest
on the Notes will be payable semiannually on           and           of each
year, commencing             , 1996. The Notes will be redeemable at the option
of the Issuers, in whole or in part, at any time on or after             ,
     , at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control (as defined herein), holders of the Notes may require the Issuers to purchase all or a portion of the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes -- Purchase at the Option of Holders Upon a Change of Control."

Concurrently with this offering (the "Offering"), Bresnan Communications Company Holding, L.P. ("BCC Holding"), the general partner of the Company, and BCC Holding Capital Corporation, a wholly owned subsidiary of BCC Holding, are jointly offering, by means of a separate prospectus, $100.0 million aggregate
principal amount of their   % Senior Debentures Due 2008 (the "BCC Holding
Offering"). The net proceeds from the BCC Holding Offering will be contributed to the Company by BCC Holding. The Offering is conditioned upon, and is a condition to, the consummation of the BCC Holding Offering. The Offering and the BCC Holding Offering are collectively referred to herein as the "Offerings."

The Notes will be senior unsecured obligations of the Issuers and will rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers, including indebtedness under the Bank Credit Facility (as defined herein). The Notes will rank senior in right of payment to any future subordinated indebtedness of the Issuers. As of March 31, 1996, after giving effect to the Offerings and the application of the net proceeds thereof, the total indebtedness of the Issuers would have been approximately $109.7 million and the total consolidated indebtedness of BCC Holding would have been approximately $209.7 million. As of such date, after giving effect to the Offerings and the application of the net proceeds thereof, the Issuers would have had approximately $2.2 million of indebtedness subordinated to the Notes. See "Capitalization" and "Description of Notes."

The Notes will be represented by a global security registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the depositary. Beneficial interests in the Notes represented by such global security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. See "Description of Notes -- Book-Entry System."

SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                                      PRICE TO          UNDERWRITING       PROCEEDS TO
                                                                      PUBLIC(1)           DISCOUNT         COMPANY(2)
Per Note........................................................             %                   %                   %
Total...........................................................   $                   $                   $

- --------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from     , 1996 to the date of delivery.
(2) Before deducting expenses payable by the Company, estimated to be $625,000.

The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of The Depository
Trust Company on or about             , 1996.

SALOMON BROTHERS INC
                          TORONTO DOMINION SECURITIES
                                                    DONALDSON, LUFKIN & JENRETTE
                                                      SECURITIES CORPORATION
The date of this Prospectus is             , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Issuers have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Issuers and the Notes offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. Such additional information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and at the regional offices of the Commission at Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained by mail from the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street NW, Washington, D.C. 20549 at prescribed rates. The statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     As a result of the Offering, the Issuers will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under the Indenture relating to the Notes, and without regard to whether or not the Issuers are still subject to the informational requirements of the Exchange Act, the Issuers have agreed to file with the Commission and distribute to the Trustee and the registered holders of the Notes annual reports of the Company containing audited consolidated financial statements, as well as quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus. Prior to the consummation of the Offerings, the ownership interests in the Company and BCC Holding will be reorganized. See "The Reorganization." The information set forth in this Prospectus assumes that the reorganization has occurred. Operating income before depreciation and amortization and loss on disposal of obsolete plant ("EBITDA") as used in this Prospectus is not the defined term used in the Indenture governing the Notes, but is included as supplemental disclosure because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for or an alternative to net income (loss), cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's operating performance or liquidity.

                                  THE COMPANY

     Bresnan Communications Company Limited Partnership (the "Company" or "Bresnan") owns, acquires, develops and operates cable television systems in the Midwest and Southeast United States. The Company's focus is on operating cable television systems in "classic" markets, where subscribers generally require cable television to receive a broad array of broadcast television signals. As of March 31, 1996, the Company's cable television systems passed approximately 311,400 homes and served approximately 210,500 basic subscribers. The total number of basic subscribers served by the Company includes approximately 118,300 basic subscribers in Michigan and northeastern Wisconsin (the "Michigan Region"), approximately 61,000 basic subscribers in Minnesota and northwestern Wisconsin (the "Minnesota Region") and approximately 31,200 basic subscribers in Georgia and Mississippi (the "Southeast Region"). The Company's cable television services are marketed under the names "Bresnan Communications" and "Bresnan."

     William J. Bresnan and Tele-Communications, Inc. ("TCI"), through their respective affiliates, effectively own approximately 20% and 78%, respectively, of the outstanding partnership interests of the Company. Mr. Bresnan, a cable television pioneer with nearly 40 years of industry experience, founded the Company in 1984 and, in partnership with TCI, has developed the Company through internal growth and acquisitions. TCI is the largest cable television operator in the United States, with consolidated systems serving approximately 12.5 million domestic subscribers. Management believes that its affiliation with TCI provides substantial benefits to the Company, including (i) the ability to purchase various programming and certain equipment at rates approximating those available to TCI, (ii) access to technological developments and (iii) access to various TCI alternative methods of distribution. See "Certain Relationships and Related Transactions."

     The Company has initiated a significant capital spending program (the "Capital Improvement Program"), which continues the planned upgrade of substantially all of its cable television plant to high-capacity, broadband hybrid fiber optic/coaxial cable plant. Management believes that the Capital Improvement Program will provide the Company with the core platform to offer enhanced and new telecommunications services, including additional channels and tiers, pay-per-view (including near video-on-demand), high-speed data services and Internet access, digital advertisement insertion, interactive services and telephony (including personal communications services ("PCS")). The Capital Improvement Program is underway and is scheduled to be completed by the end of 1997. Assuming no change in the Company's subscriber base and system composition subsequent to March 31, 1996, following the completion of the Capital Improvement Program, management believes that approximately 90% of the Company's basic subscribers will be served by hybrid fiber optic/coaxial cable television plant and approximately 79% will be served by plant with a bandwidth of 750 MHz and will be able to receive the equivalent of 80 or more analog channels.

     Bresnan's operating strategy includes the following elements:

     - Clustering in Targeted Markets. The Company seeks to operate cable television systems in small- and medium-sized cities and towns that have attractive competitive characteristics and that have residents who management believes possess a strong sense of community. The Company's primary focus is on operating in "classic" markets, where subscribers generally require cable television to receive a broad array of broadcast television signals. In addition, subscribers in small-and medium-sized cities and towns may have fewer entertainment alternatives than urban subscribers. Management believes that there are significant opportunities to generate revenue by providing enhanced and new telecommunications services in these markets due to the Company's high levels of penetration and the limited number of competitors in these markets.

       Within its targeted markets, the Company continues to seek to take advantage of the strategic and operational benefits of having its subscribers concentrated in regions and clusters. Management believes that the Company can derive significant operating efficiencies and revenue opportunities from the clustering of cable television systems. These operating efficiencies may include centralized management, billing, marketing, customer service, technical support and administrative functions. Management believes that clustering will provide the Company with additional revenue opportunities, including the ability to offer regional programming and advertising. The Company intends to continue to acquire cable television systems in markets that meet its target criteria and to cluster the systems in such markets.

     - Upgrading the Company's Cable Television Systems. Management believes that adhering to high technical standards is integral to increasing programming choices, improving customer satisfaction and developing enhanced and new revenue sources. The Capital Improvement Program is intended to create state-of-the-art systems that will afford the Company opportunities to realize cash flow growth. Management believes that the Capital Improvement Program will provide the Company with the core platform to offer enhanced and new telecommunications services, including additional channels and tiers, pay-per-view (including near-video-on-demand), high-speed data services and Internet access, digital advertisement insertion, interactive services and telephony (including PCS).

     - Maintaining Strong Community Relations. Management believes that maintaining strong community relations will continue to be important to Bresnan's long-term success. The Company's community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. In addition, certain members of the Company's management team, including William J. Bresnan, host community events for political and business leaders as well as representatives of the local media where they discuss the operations of the Company and any recent developments in the telecommunications industry which may have an impact on their communities. Management believes that its ongoing community relations initiatives result in consumer and governmental goodwill and name recognition, which have increased customer loyalty and will likely facilitate future efforts to provide new telecommunications services.

     - Emphasizing Customer Satisfaction. The Company strives to provide quality customer service and attractive programming choices at reasonable rates. The Company has established stringent internal customer service standards, which management believes meet and, in certain respects, exceed those established by the National Cable Television Association ("NCTA"). The Company has been repeatedly recognized by the industry for its commitment to innovative customer service programs. In March of 1996, the Company was the recipient of its fourth Beacon Award from the Cable Television Public Affairs Association (the "CTPAA"). This year's award recognized Bresnan's "On Time Program" as the outstanding customer relations program by a multiple system operator (an "MSO") in the United States. Management believes that its customer service efforts have contributed to its subscriber growth and ongoing patronage by existing subscribers.

     - Emphasizing Sales and Marketing. The Company seeks to increase penetration levels for its basic services, "preferred basic" services, premium services and ancillary services through a variety of promotions and marketing strategies. For example, the Company has recently introduced a marketing campaign with Sprint Corporation to offer a combination of cable television and long distance services. The Company also intends to continue to offer periodically previews and promotional pricing of premium services. In addition, the Company is able to market its products and services to its customers at Company offices as a high percentage of its customers, relative to the industry, pay their cable television bills in person. Management believes that its experience in sales and marketing will be valuable as the Company markets new products and services in the future.

     Bresnan Capital Corporation, a Delaware corporation ("BCC"), is a wholly owned subsidiary of the Company formed solely for the purpose of serving as an issuer of the Notes. The Notes will be joint and several obligations of the Company and BCC, although the Company will receive all of the net proceeds of the Offering. Certain financial statements of BCC have not been provided herein because BCC was formed on April 25, 1996 and has not conducted any operations since that date. The Notes are not obligations of, and are not guaranteed by, either the partners of the Company or their respective affiliates, including William J. Bresnan and TCI.

                                  THE OFFERING

NOTES OFFERED.................   $100.0 million principal amount of      %
                                 Senior Notes Due 2006.

ISSUERS.......................   Bresnan Communications Company Limited
                                 Partnership, a Michigan limited partnership, and Bresnan Capital Corporation, a Delaware corporation.

MATURITY......................   The Notes will mature on           , 2006.

INTEREST PAYMENT DATES........   Interest on the Notes is payable semiannually
                                 on each           and           , commencing
                                           , 1996.

OPTIONAL REDEMPTION...........   The Notes will be redeemable at the option of
                                 the Issuers, in whole or in part, at any time
                                 on or after           ,      , at the
                                 redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption.

SINKING FUND..................   None.

CHANGE OF CONTROL.............   Upon a Change of Control, the Issuers will be
                                 required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes -- Purchase at the Option of Holders Upon a Change of Control."

RANKING.......................   The Notes will be senior unsecured obligations
                                 of the Issuers and will rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers, including indebtedness under the Bank Credit Facility.
                                 The Notes will rank senior in right of payment to any future subordinated indebtedness of the Issuers. BCC has nominal assets and does not conduct any operations. As of March 31, 1996, after giving effect to the Offerings and the application of the net proceeds thereof, the total indebtedness of the Issuers would have been approximately $109.7 million and the total consolidated indebtedness of BCC Holding would have been approximately
                                 $209.7 million. As of such date, after giving effect to the Offerings and the application of the net proceeds thereof, the Issuers would have had approximately $2.2 million of indebtedness subordinated to the Notes. See
                                 "Risk Factors -- Substantial Leverage,"
                                 "Capitalization" and "Description of Notes."

CERTAIN COVENANTS.............   The Indenture (as defined herein) for the Notes
                                 will contain limitations on, among other things, (a) the incurrence of additional indebtedness, (b) the payment of dividends and other distributions with respect to Equity
                                 Interests of the Company and the purchase, redemption or retirement of Equity Interests of the Company, (c) the incurrence of certain
                                 Liens, (d) transactions with Affiliates and (e) certain consolidations, mergers and transfers of assets. During any period of time the ratings assigned to the Notes are Investment
                                 Grade Ratings, the foregoing covenants will cease to be in effect with the exception of the covenants which contain limitations on, among other things, (a) the incurrence of certain
                                 Liens and (b) certain consolidations, mergers and transfers of assets. All of these limitations are subject to a number of important qualifications. See "Description of
                                 Notes -- Certain Covenants."

CONCURRENT BCC HOLDING
OFFERING......................   Concurrently with the Offering, BCC Holding,
                                 the general partner of the Company, and BCC
                                 Holding Capital Corporation, a wholly owned
                                 subsidiary of BCC Holding, are jointly
                                 offering, by means of a separate prospectus,
                                 $100.0 million aggregate principal amount of
                                 their      % Senior Debentures Due 2008. The
                                 net proceeds from the BCC Holding Offering will be contributed to the Company by BCC Holding.
                                 The Offering is conditioned upon, and is a condition to, the consummation of the BCC
                                 Holding Offering. See "Concurrent BCC Holding
                                 Offering."

USE OF PROCEEDS...............   The net proceeds of the Offerings, including
                                 the net proceeds from the BCC Holding Offering to be contributed to the Company by BCC Holding
                                 (together, approximately $195.0 million), will be used to repay amounts outstanding under the Bank Credit Facility (approximately $156.2 million, including accrued interest), to repay indebtedness outstanding under a subordinated promissory note (the "TCID Note") in favor of TCID of Michigan, Inc. ("TCID"), an affiliate of TCI (approximately $37.3 million, including accrued interest), and for general purposes.
                                 See "Use of Proceeds," "Certain Relationships and Related Transactions" and "Description of Bank Credit Facility."

RISK FACTORS..................   See "Risk Factors" for a discussion of certain
                                 factors that should be considered by
                                 prospective purchasers of the Notes.

                      SUMMARY FINANCIAL AND OPERATING DATA
               (DOLLARS IN THOUSANDS EXCEPT PER SUBSCRIBER DATA)

     The summary financial data as of and for each of the years in the five-year period ended December 31, 1995 set forth below have been derived from the audited financial statements of the Company. The summary financial data as of and for the three-month period ended March 31, 1996 set forth below have been derived from the unaudited financial statements of the Company. The Company acquired cable television systems serving (i) Ontonagon, Michigan on December 31, 1991; (ii) Grenada, Mississippi on December 3, 1992; (iii) Hinesville, Georgia on December 1, 1993; (iv) Mankato, Marshall and Montevideo, Minnesota on July 25, 1994; (v) Bruce, Mississippi on January 31, 1995; and (vi) Crosby, Minnesota on August 1, 1995. Each of the acquisitions made by the Company was accounted for pursuant to the purchase method of accounting; accordingly, the Company's financial and operating data include the financial and operating data of these cable television systems since the dates of their respective acquisitions.

                                                                                                   THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                          MARCH 31,
                                      --------------------------------------------------------    --------------------
                                        1991        1992        1993        1994        1995        1995        1996
                                      --------    --------    --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS DATA:
Revenue.............................  $ 41,914    $ 46,347    $ 51,902    $ 61,380    $ 70,389    $ 16,692    $ 18,302
Operating costs and expenses:
  Cost of service...................     5,124       5,807       6,681       8,126       9,219       2,121       2,251
  Programming expense...............     8,933       9,059      10,185      13,012      15,902       3,849       4,323
  Selling, general and
    administrative..................     9,574      10,359      12,111      14,459      16,713       3,838       4,343
  Depreciation and amortization ....    14,636      15,006      14,844      16,843      21,930       5,293       5,575
  Loss on disposal of obsolete
    plant...........................     1,368         176       5,493          43         275          --         156
                                      --------    --------    --------    --------    --------    --------    --------
      Total operating costs and
        expenses....................    39,635      40,407      49,314      52,483      64,039      15,101      16,648
                                      --------    --------    --------    --------    --------    --------    --------
Operating income....................     2,279       5,940       2,588       8,897       6,350       1,591       1,654
Other (income) expense:
  Interest..........................    11,691       8,578       7,571      12,557      16,063       4,091       3,786
  Gain on investment................        --      (1,348)         --          --        (390)       (390)         --
                                      --------    --------    --------    --------    --------    --------    --------
Net loss............................  $ (9,412)   $ (1,290)   $ (4,983)   $ (3,660)   $ (9,323)   $ (2,110)   $ (2,132)
                                      ========    ========    ========    ========    ========    ========    ========
BALANCE SHEET DATA (end of period):
Total assets........................  $ 93,105    $ 99,158    $117,587    $150,619    $143,992    $148,533    $141,244
Total debt..........................   130,950     134,227     156,598     187,798     185,480     187,998     186,345
Partners' (deficit).................   (52,080)    (53,370)    (58,353)    (62,013)    (71,336)    (64,123)    (73,468)
FINANCIAL RATIOS AND OTHER DATA:
EBITDA(a)...........................  $ 18,283    $ 21,122    $ 22,925    $ 25,783    $ 28,555    $  6,884    $  7,385
Capital expenditures................     6,945      11,742      11,982       6,323      14,640       2,106       3,133
Ratio of total debt to EBITDA(b)....      7.16x       6.35x       6.83x       7.28x       6.50x       6.83x       6.30x
Monthly revenue per average basic
  subscriber........................  $  23.94    $  25.27    $  26.09    $  27.16    $  28.47    $  27.27    $  29.05
Annual EBITDA per average basic
  subscriber(b).....................    125.30      138.18      138.29      136.91      138.58      134.97      140.68
Annual capital expenditures per
  average basic subscriber(b).......     47.60       76.81       72.28       33.58       71.05       41,29       59.68
SUMMARY SUBSCRIBER DATA (end of
  period):
Homes passed........................   224,078     231,710     267,096     297,763     310,093     300,094     311,359
Basic subscribers...................   148,201     157,553     174,009     202,636     209,459     205,374     210,500
Basic penetration...................      66.1%       68.0%       65.1%       68.1%       67.5%       68.4%       67.6%
Premium units.......................    63,645      73,013     109,450     136,179     142,299     138,300     140,267
Pay-to-basic ratio(c)...............      42.9%       46.3%       62.9%       67.2%       67.9%       67.3%       66.8%

- ---------------
(a) EBITDA represents operating income before depreciation and amortization and loss on disposal of obsolete plant. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with GAAP and should not be considered in isolation or as a substitute for or an alternative to net income (loss), cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's operating performance or liquidity. EBITDA as used in this Prospectus is not the defined term used in the Indenture governing the Notes.

(b) With respect to the three months ended March 31, 1995 and 1996, EBITDA and capital expenditures have been annualized for comparative purposes.

(c) Pay-to-basic ratio measures premium units as a percentage of basic subscribers and, as a result of the competitive pricing of premium service packages, does not correspond to a proportionate increase in operating income or EBITDA.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should carefully consider, along with the other matters referred to herein, the following:

SUBSTANTIAL LEVERAGE

     The Company has and, following the Offerings, will have a significant amount of indebtedness outstanding. As of March 31, 1996, after giving effect to the Offerings and the application of the net proceeds thereof, the Company's total indebtedness would have been approximately $109.7 million. The Company is a party to a credit agreement with a group of lenders (the "Bank Credit Facility") pursuant to which it may borrow up to $225.0 million, subject to certain limitations. Following the Offerings, the Company will have approximately $28.7 million of available borrowings under the Bank Credit Facility, subject to the covenants contained therein, and it expects to continue to borrow funds under such facility. The Company may use such borrowings for general purposes, such as the Capital Improvement Program, and to finance acquisitions. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including that (i) the ability of the Company to obtain any necessary additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited, and if the Company is able to obtain such additional financing, the terms of such financing may not be favorable to the Company; (ii) a substantial portion of the Company's cash flow from operating activities must be dedicated to the payment of the principal of and interest on its outstanding indebtedness and the outstanding indebtedness of BCC Holding and will not be available for other purposes, including for the Capital Improvement Program; (iii) the Company's level of indebtedness and restrictions contained in the Company's debt instruments, including the Indenture relating to the Notes, could limit its flexibility in operating, or reacting to changes in, its business; (iv) the Company is more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) the Company's high level of indebtedness could make it more vulnerable in the event of a downturn in its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

HISTORY OF NET LOSSES; DEFICIENCY OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

     The Company has sustained net losses in each of the years in the five-year period ended December 31, 1995 and in the three-month period ended March 31, 1996. For the year ended December 31, 1995 and the three months ended March 31, 1996, the Company's earnings were insufficient to cover its fixed charges by approximately $9.5 million and $2.1 million, respectively, and, in addition, after giving effect to the Offerings and the application of the net proceeds thereof as if they had occurred on January 1, 1995 and January 1, 1996, the Company's earnings would have been insufficient to cover its fixed charges by approximately $4.0 million and $1.1 million for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, or $14.5 million and
$3.6 million, respectively, assuming that the Company services the   % Senior
Debentures Due 2008 to be issued by BCC Holding.

COMPETITION

     Operators of cable television systems, including the Company, face competition on a number of fronts, including from other such operators. Under the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"), franchising authorities are prohibited from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. As a result, the Company's cable television systems are operated under non-exclusive franchises granted by local authorities. Such franchises are subject to renewal and renegotiation from time to time. Competing operators may build systems in areas in which the Company holds franchises ("overbuilds"). Municipal authorities, which are permitted under the 1992 Cable Act to operate cable television systems in their communities without franchises, may also seek to compete with the Company by overbuilding. See
"Business -- Competition."

     The Company also faces competition from companies that provide video programming using alternative technologies for receiving and distributing television broadcast signals. Such current and potential competitors include direct broadcast satellite ("DBS") providers, Multipoint Multichannel Distribution Systems ("MMDS"), and operators of master antenna television ("MATV") and satellite master antenna television ("SMATV") systems. DBS systems, which distribute programming to home satellite dishes, and MMDS systems, which distribute programming via microwave, currently constitute the most prevalent form of competition for traditional cable television systems. Establishing a DBS or MMDS network is less capital intensive than building a traditional cable television system, primarily due to the lack of reliance on cable television plant. DBS systems typically have an advantage in areas of lower population density. Several companies have launched or plan to launch DBS services that, in certain instances, compete or may compete with the cable television services provided by the Company. One company offers MMDS services in an area which includes a portion of the Company's Bay City, Michigan cable television system.

     The Telecommunications Act of 1996 (the "Telecommunications Act") permits telephone companies to provide competitive video programming through several means, subject to certain limitations, and has relaxed statutory and regulatory restrictions on the ability of local exchange carriers ("LECs"), including the Regional Bell Operating Companies (the "RBOCs") and their subsidiaries, to compete with operators of cable television systems. The Telecommunications Act also authorizes registered utility holding companies and their subsidiaries to provide video programming services, notwithstanding the applicability of the Public Utility Holding Company Act. See "Business -- Competition" and "Legislation and Regulation." Many of the Company's potential competitors, including the RBOCs, have significantly greater financial and other resources than those available to the Company. In addition, RBOCs and other telephone companies are exploring ways to deliver video programming over their existing plant.

     In addition, the Telecommunications Act may exempt certain of the Company's competitors from regulation as cable systems. The new legislation amends the definition of a "cable system" under the Communications Act of 1934 (the "Communications Act") so that providers of competitive video programming will only be regulated and franchised as "cable systems" if they use public rights-of-way. Thus, a broader class of entities providing video programming (including some entities which may be in competition with the Company such as those operating SMATV systems previously subject to regulation) may be exempt from regulation as cable television systems under the Communications Act. Exemption from regulation may provide a competitive advantage to certain of the Company's current and potential competitors.

     The Company faces competition from other communications and entertainment media, including conventional off-air television and radio broadcasting services, newspapers, movie theaters, live sports events and home video products. The Company cannot predict the extent to which such competition may affect the Company's business and operations. See "Business -- Competition" and "Legislation and Regulation."

FUTURE CAPITAL REQUIREMENTS

     In response to existing and potential competition, technological developments and, in certain instances, pursuant to requirements of certain of its franchise agreements, the Company expects to expand and upgrade its cable television plant to increase channel capacity and to provide the core platform for the delivery of local telephone service. Recently, the Company commenced the Capital Improvement Program to accomplish these purposes. Completion of the Capital Improvement Program is currently scheduled for the end of 1997 and the Company intends to spend an aggregate amount of approximately $61.9 million in 1996 and 1997 in connection with the planned program. Although the Company anticipates that it will complete the Capital Improvement Program, there can be no assurance that the Company will be able to do so or that such completion will allow it to compete effectively with competitors which either do not rely on cable into the home to deliver services (e.g., DBS, MMDS, MATV and SMATV) or have access to significantly greater amounts of capital and an existing communications network. In addition, the Company currently estimates that it will make other capital expenditures in 1996 and 1997 in an aggregate amount of approximately $13.5 million, principally for technical and office equipment and other fixed assets. There can be no assurance that the Company will be able to fund its planned capital expenditures. The Company's inability to complete the Capital Improvement Program or make its other planned capital expenditures could have a material adverse effect on the financial condition or results of operations of the Company and on its competitive position. See "Business -- The Capital Improvement Program."

POTENTIAL CONFLICTS OF INTEREST

     The Company is part of a group of entities controlled primarily by William
J. Bresnan and TCI. This group of entities includes two partnerships with significant international cable television operations, Bresnan International Partners (Chile), L.P. and Bresnan International Partners (Poland), L.P. (collectively, the "BIPs"). Neither the Company nor BCC Holding holds any equity interests in either of the BIPs.

     Bresnan Communications, Inc. ("BCI") and Bresnan Management Services, Inc. ("BMSI"), two affiliates of the Company wholly owned by William J. Bresnan, perform substantially all of the management and administrative functions of both the Company and the BIPs. Consequently, there are constraints on the ability of the employees of BCI and BMSI to devote all or a significant portion of their time to the Company and conflicts of interest may arise in the allocation of management and administrative services and personnel between the Company and the BIPs. While currently the ownership interests in the Company and the BIPs are substantially similar, such interests may change over time and no formal procedures exist for determining whether the Company or the BIPs will receive priority in respect of their respective requirements for BCI and BMSI personnel.

     In addition, TCI and other media and telecommunications companies in which TCI has ownership interests are in the business of providing cable, telephony and other telecommunications services. As a result, TCI may have interests or acquire interests in the future in entities that may conflict with the interests of the Company. See "Certain Relationships and Related Transactions" and "Principal Partners."

LOSS OF FAVORABLE PROGRAMMING AND EQUIPMENT SUPPLY

     Pursuant to an agreement with Satellite Services, Inc. ("SSI"), a wholly owned subsidiary of TCI, the Company is able to purchase various programming services at rates approximating those available to TCI. In addition, pursuant to an agreement with Community Tele-Communications, Inc. ("CTCI"), an affiliate of TCI that negotiates equipment purchase prices on behalf of TCI and its affiliates, CTCI has agreed to make its discounts on purchases of certain equipment necessary to construct and maintain cable television systems available to the Company. In certain cases, the Company would lose these beneficial rates if TCID elected to transfer its interest in the Company. As management believes that the rates at which the Company purchases programming from SSI and equipment through CTCI are significantly lower than those it could obtain independently, loss of access to programming and equipment at such favorable rates could have a material adverse effect on the financial condition and results of operations of the Company. See "Certain Relationships and Related Transactions."

RESTRICTIONS IMPOSED BY THE BANK CREDIT FACILITY; CHANGE OF CONTROL

     The Bank Credit Facility ranks pari passu in right of payment with the Notes and contains a number of significant covenants that, among other things, restrict the ability of the Company to pledge its assets, dispose of assets or merge, incur indebtedness, pay dividends, repurchase or redeem equity interests and indebtedness, create liens, make capital expenditures and make certain investments or acquisitions. In addition, the Bank Credit Facility contains, among other covenants, requirements that the Company maintain specified financial ratios. The ability of the Company to comply with such provisions may be affected by events beyond its control. The breach of any of these covenants would result in a default under the Bank Credit Facility.

     In addition, it is an event of default under the Bank Credit Facility if any entity effectively controlled by either of William J. Bresnan or TCI ceases to be a general partner of the Company. See "Description of Bank Credit Facility." Consequently, a change of control under the Bank Credit Facility may occur without triggering a Change of Control under the Notes. A change of control may occur under the Bank Credit Facility upon the exercise of the buy-sell provisions contained in the Agreement of Limited Partnership of BCC Holding. The buy-sell provisions may be invoked at any time after December 31, 2000 and are automatically triggered upon certain deadlocks of the executive committee of BCC Holding. See "Description of Partnership Agreements -- BCC Holding's Partnership Agreement -- Buy-Sell Procedure."

     In the event of any such default, lenders party to the Bank Credit Facility could elect to declare all amounts borrowed under the Bank Credit Facility, together with accrued interest and other fees, to be due and payable. If the amounts outstanding under the Bank Credit Facility were to be accelerated, thereby causing an acceleration of amounts outstanding under the Notes, there can be no assurance that the Company could repay such amounts and the Notes in full. In addition, there can be no assurance that the Company could repurchase any of the Notes upon a Change of Control. See "Description of Notes -- Purchase at the Option of Holders Upon a Change of Control."

     In connection with the Offerings, the Company intends to enter into an agreement with its lenders to amend certain of the covenants contained in the Bank Credit Facility. Following such amendment, BCC Holding's ability to incur additional indebtedness will also be restricted by the Bank Credit Facility. See "Description of Bank Credit Facility."

REGULATION OF THE CABLE TELEVISION INDUSTRY

     The cable television industry is subject to extensive regulation at the federal, local and, in some instances, state levels. The 1992 Cable Act significantly expanded the scope of cable television regulation. In particular, regulations adopted by the Federal Communications Commission ("FCC") pursuant to the 1992 Cable Act limit the Company's ability to set and increase rates for the Company's basic and cable programming service ("CPS") packages and for the provision of cable television-related equipment. The Company's "preferred basic" services are classified as CPS packages. The 1992 Cable Act permits certified local franchising authorities to order refunds of rates paid in the previous twelve-month period determined to be in excess of the permitted reasonable rates. The Company has been and is subject to certain refund orders and mandatory rate reductions. It is possible that rate reductions or refunds of previously collected fees may be required in the future. See "Legislation and Regulation."

     The Telecommunications Act, which became law on February 8, 1996, materially alters federal, state and local laws and regulations pertaining to cable television, telecommunications and other related services and, in particular, substantially amends the Communications Act, including the re-regulation of subscriber rate provisions under the 1992 Cable Act. The Telecommunications Act imposes certain new requirements on operators of cable television systems, which may increase operating expenses for operators of cable television systems, including the Company, and may provide a competitive advantage to less regulated providers of video programming services.

     Certain provisions of the Telecommunications Act could materially affect the growth and operation of the cable television industry and the cable services provided by the Company. Although the new legislation may substantially lessen regulatory burdens, the cable television industry may be subject to additional competition as a result thereof. See "Business -- Competition." There are numerous rulemakings to be undertaken by the FCC which will interpret and implement the provisions of the Telecommunications Act. In addition, certain provisions of the new legislation (such as the deregulation of rates for CPS packages) will not immediately be effective. Furthermore, certain provisions of the Telecommunications Act have been, and likely will be, subject to judicial challenge. The Company is unable at this time to predict the outcome of such rulemakings or litigation or the short and long-term effect (financial or otherwise) of the Telecommunications Act and FCC rulemakings on the Company. See "Legislation and Regulation."

RISKS OF GROWTH STRATEGY

     The Company expects that a substantial portion of any future growth will be achieved through the provision of additional telecommunications services and the acquisition of additional cable television systems. There can be no assurance that the Company will be able to offer successfully additional telecommunications services or that such services will generate additional cash flows. In addition, acquisitions of cable television systems are subject to certain material contingencies, including approval by the FCC of transfers of certain licenses and approval by each municipality or franchising authority of the transfer of the franchises issued by it. No assurance can be given that the Company will be able to obtain the required approvals to complete any future acquisitions or that onerous conditions will not be imposed in connection with obtaining any such approval. In addition, there can be no assurance that the Company will, in the future, be able to complete successfully acquisitions of additional cable television systems consistent with its business strategy or that the Company will be able to integrate successfully any acquired businesses into its operations. Furthermore, unexpected liabilities and contingencies associated with acquired businesses may accompany acquisitions.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are managed by a small number of key executive officers. The loss of certain of these key executive officers could have a material adverse effect on the financial condition and results of operations of the Company.

ABSENCE OF ACTIVE TRADING MARKET

     The Notes are new issues of securities for which there is currently no active trading market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering prices, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition of the Company. The Company does not intend to apply for a listing of the Notes on any securities exchange or authorization for quotation of the Notes on any quotation system. The Underwriters have informed the Company that they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so, and any such market making may be discontinued at any time without notice. No assurance can be given as to the development or the liquidity of any trading market for the Notes. See "Underwriting."

                        CONCURRENT BCC HOLDING OFFERING

     Concurrently with the Offering, BCC Holding, the general partner of the Company, and BCC Holding Capital Corporation, a wholly owned subsidiary of BCC Holding, are jointly offering, by means of a separate prospectus, $100.0 million
aggregate principal amount of their   % Senior Debentures Due 2008. The net
proceeds from the BCC Holding Offering will be contributed to the Company by BCC Holding. The Offering is conditioned upon, and is a condition to, the consummation of the BCC Holding Offering.

                                USE OF PROCEEDS

     The net proceeds of the Offerings, including the net proceeds from the BCC Holding Offering to be contributed to the Company by BCC Holding, are estimated to be approximately $195.0 million. A portion of the net proceeds of the Offerings will be used to repay amounts outstanding under the Bank Credit Facility and to repay the TCID Note. The aggregate amounts outstanding, including accrued interest, under the Bank Credit Facility to be repaid are expected to be approximately $156.2 million as of the closing of the Offerings. Commitments under the Bank Credit Facility will not be reduced as a result of this use of proceeds. See "Description of Bank Credit Facility." The aggregate amount of outstanding principal of, and accrued interest on, the TCID Note is expected to be approximately $37.3 million as of the closing of the Offerings. See "Certain Relationships and Related Transactions." The remaining $1.5 million of net proceeds will be used for general purposes, including to pay fees and expenses relating to an amendment to the Bank Credit Facility.

     Following the Offerings, the Company will have approximately $28.7 million of available borrowings under the Bank Credit Facility, subject to the covenants contained therein, and it expects to continue to borrow funds under such facility. The Company may use such borrowings for general purposes, such as the Capital Improvement Program, and to finance acquisitions. The Company explores, on an ongoing basis, possible acquisitions of cable television systems, some of which could be significant. Currently, the Company has no agreements in principle regarding any such acquisition. See "Risk Factors -- Substantial Leverage."

     The amounts outstanding under the Bank Credit Facility become due and payable on various dates through 2003 and bear interest at rates which, as of March 31, 1996, ranged from 6.7% to 8.7%. The TCID Note, including accrued interest, becomes due and payable on the earlier of April 30, 2001 or the first business day following the full repayment of all amounts outstanding under the Bank Credit Facility and bears interest at a rate which, as of March 31, 1996, was approximately 8.3%.

     The Toronto-Dominion Bank, an affiliate of Toronto Dominion Securities
(USA) Inc., is a lender under the Bank Credit Facility and will receive approximately $27.8 million of the repayment of borrowings under such facility. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and capitalization of the Company as of March 31, 1996 (i) on an historic basis and
(ii) as adjusted to give effect to the Offerings and the application of the net proceeds thereof. See "Use of Proceeds."

                                                                    MARCH 31, 1996
                                                               -------------------------
                                                                                   AS
                                                                ACTUAL          ADJUSTED
                                                               --------         --------
                                                                    (IN THOUSANDS)
    Cash and cash equivalents................................  $    794         $    777
                                                               ========         ========
    Total Debt
      Bank Credit Facility...................................  $162,000(a)      $  7,500(b)
      The Notes offered hereby...............................        --          100,000
      TCID Note..............................................    22,100(c)            --
      Other debt.............................................     2,245            2,245
                                                               --------         --------
              Total debt.....................................   186,345          109,745
    Partners' (deficit) equity...............................   (73,468)          22,814(d)
                                                               --------         --------
              Total capitalization...........................  $112,877         $132,559
                                                               ========         ========

- ---------------

(a) Does not include $2.1 million of accrued but unpaid interest to be repaid from the net proceeds of the Offerings. See "Use of Proceeds."

(b) Following the Offerings, the Company will have approximately $28.7 million of available borrowings under the Bank Credit Facility, subject to the covenants contained therein, and it expects to continue to borrow funds under such facility.

(c) Does not include $14.8 million of accrued but unpaid interest to be repaid from the net proceeds of the Offerings. See "Use of Proceeds."

(d) Reflects a $1.7 million charge related to the write-off of deferred financing costs associated with previous amendments to the Bank Credit Facility and the capital contribution to the Company by BCC Holding of the net proceeds from the BCC Holding Offering.

                                  ORGANIZATION
      [Organization chart showing percentage of L.P. and G.P. of William J. Bresnan and Limited Parters with respect to Bresnan Communications, Inc. ("BCI"), BCI (USA), L.P., BCI Management, L.P., TCID of Michigan, Inc. ("TCID"), Bresnan Communications Company Holding, L.P. ("BCC Holding"), BCC Holding Capital Corporation, BRESNAN COMMUNICATIONS COMPANY LIMITED PARTNERSHIP (THE "COMPANY"), and BRESNAN CAPITAL CORPORATION ("BCC"). Some of the percentage amounts represent the economic and voting interest held in each entity and are rounded to the nearest one-hundredth of one percent.]

     Other affiliates of the Company include, but are not limited to:

     - BMSI refers to Bresnan Management Services, Inc., wholly owned by William
       J. Bresnan.

     - BIPs refers to Bresnan International Partners (Chile), L.P. and Bresnan International Partners (Poland), L.P. William J. Bresnan, directly and indirectly, effectively owns a 20% interest in each of the BIPs. TCI, directly and indirectly, effectively owns an 80% interest in each of the BIPs. Corporations wholly owned by Mr. Bresnan act as the general partners of the managing general partners of the BIPs.

                     SELECTED FINANCIAL AND OPERATING DATA
               (DOLLARS IN THOUSANDS EXCEPT PER SUBSCRIBER DATA)

     The selected financial data as of and for each of the years in the five-year period ended December 31, 1995 set forth below have been derived from the audited financial statements of the Company. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes for each of the three years in the period ended December 31, 1995 included elsewhere in this Prospectus. The statement of operations data with respect to the fiscal years ended December 31, 1991 and 1992 have been derived from audited financial statements of the Company not included herein. The selected financial data as of and for the three-month period ended March 31, 1996 set forth below have been derived from the unaudited financial statements of the Company; however, in the opinion of management, such data reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly present the data for such interim period. Operating results for the interim period are not necessarily indicative of the results that may be expected for a full year. The Company acquired cable television systems serving (i) Ontonagon, Michigan on December 31, 1991; (ii) Grenada, Mississippi on December 3, 1992; (iii) Hinesville, Georgia on December 1, 1993; (iv) Mankato, Marshall and Montevideo, Minnesota on July 25, 1994; (v) Bruce, Mississippi on January 31, 1995; and (vi) Crosby, Minnesota on August 1, 1995. Each of the acquisitions made by the Company was accounted for pursuant to the purchase method of accounting; accordingly, the Company's financial and operating data include the financial and operating data of these cable television systems since the dates of their respective acquisitions.

                                                                                                         THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                             MARCH 31,
                                      -------------------------------------------------------------    ----------------------
                                        1991         1992         1993         1994         1995         1995         1996
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------
STATEMENT OF OPERATIONS DATA:
Revenue.............................  $  41,914    $  46,347    $  51,902    $  61,380    $  70,389    $  16,692    $  18,302
Operating costs and expenses:
  Cost of service...................      5,124        5,807        6,681        8,126        9,219        2,121        2,251
  Programming expense...............      8,933        9,059       10,185       13,012       15,902        3,849        4,323
  Selling, general and
    administrative..................      9,574       10,359       12,111       14,459       16,713        3,838        4,343
  Depreciation and amortization.....     14,636       15,006       14,844       16,843       21,930        5,293        5,575
  Loss on disposal of obsolete
    plant...........................      1,368          176        5,493           43          275           --          156
                                       --------     --------     --------     --------     --------     --------     --------
      Total operating costs and
        expenses....................     39,635       40,407       49,314       52,483       64,039       15,101       16,648
                                       --------     --------     --------     --------     --------     --------     --------
Operating income....................      2,279        5,940        2,588        8,897        6,350        1,591        1,654
Other (income) expense:
  Interest..........................     11,691        8,578        7,571       12,557       16,063        4,091        3,786
  Gain on investment................         --       (1,348)          --           --         (390)        (390)          --
                                       --------     --------     --------     --------     --------     --------     --------
Net loss............................  $  (9,412)   $  (1,290)   $  (4,983)   $  (3,660)   $  (9,323)   $  (2,110)   $  (2,132)
                                       ========     ========     ========     ========     ========     ========     ========
BALANCE SHEET DATA (end of period):
Total assets........................  $  93,105    $  99,158    $ 117,587    $ 150,619    $ 143,992    $ 148,533    $ 141,244
Total debt..........................    130,950      134,227      156,598      187,798      185,480      187,998      186,345
Partners' (deficit).................    (52,080)     (53,370)     (58,353)     (62,013)     (71,336)     (64,123)     (73,468)
FINANCIAL RATIOS AND OTHER DATA:
Deficiency of earnings available to
  cover fixed charges(a)............  $   9,471    $   1,376    $   5,193    $   3,670    $   9,504    $   2,155    $   2,132
EBITDA(b)...........................     18,283       21,122       22,925       25,783       28,555        6,884        7,385
Capital expenditures................      6,945       11,742       11,982        6,323       14,640        2,106        3,133
Ratio of total debt to EBITDA(c)....       7.16x        6.35x        6.83x        7.28x        6.50x        6.83x        6.30x
Monthly revenue per average basic
  subscriber........................  $   23.94    $   25.27    $   26.09    $   27.16    $   28.47    $   27.27    $   29.05
Annual EBITDA per average basic
  subscriber(c).....................     125.30       138.18       138.29       136.91       138.58       134.97       140.68
Annual capital expenditures per
  average basic subscriber(c).......      47.60        76.81        72.28        33.58        71.05        41.29        59.68
SUMMARY SUBSCRIBER DATA (end of
  period):
Homes passed........................    224,078      231,710      267,096      297,763      310,093      300,094      311,359
Basic subscribers...................    148,201      157,553      174,009      202,636      209,459      205,374      210,500
Basic penetration...................       66.1%        68.0%        65.1%        68.1%        67.5%        68.4%        67.6%
Premium units.......................     63,645       73,013      109,450      136,179      142,299      138,300      140,267
Pay-to-basic ratio(d)...............       42.9%        46.3%        62.9%        67.2%        67.9%        67.3%        66.8%

- ---------------

(a) For purposes of computing the deficiency of earnings available to cover fixed charges, earnings represent the sum of net loss plus fixed charges. Fixed charges represent interest paid or accrued on indebtedness of the Company, the amortization of deferred loan charges and the portion of rents deemed representative of the interest factor. On a pro forma basis, after giving effect to the Offerings, and the application of the net proceeds thereof as if they had occurred on January 1, 1995 and January 1, 1996, respectively, the Company's earnings would have been insufficient to cover its fixed charges by approximately $4.0 million and $1.1 million for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, or $14.5 million and $3.6 million, respectively, assuming that
    the Company services the   % Senior Debentures Due 2008 to be issued by BCC
    Holding.

(b) EBITDA represents operating income before depreciation and amortization and loss on disposal of obsolete plant. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA, however, is not a measure determined in accordance with GAAP and should not be considered in isolation or a substitute for or an alternative to net income (loss), cash flow from operating activities or other income or cash flow data prepared in accordance with GAAP or as a measure of a company's operating performance or liquidity. EBITDA as used in this Prospectus is not the defined term used in the Indenture governing the Notes.

(c) With respect to the three months ended March 31, 1995 and 1996, EBITDA and capital expenditures have been annualized for comparative purposes.

(d) Pay-to-basic ratio measures premium units as a percentage of basic subscribers and, as a result of the competitive pricing of premium service packages, does not correspond to a proportionate increase in operating income or EBITDA.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Substantially all of the Company's revenue is earned from subscriber fees for cable television programming services, the sale of advertising, commissions for products sold through home shopping networks and fees for ancillary services (such as rental of converters and remote control devices and installations). Recent federal law and regulations, including re-regulation of certain aspects of the cable television industry under the 1992 Cable Act, have affected the Company's ability to increase or restructure its rates for certain services. Re-regulation was intended to reduce customer rates for basic service and CPS packages and to limit future rate increases. Such regulations have been materially altered by the Telecommunications Act. See "Legislation and Regulation."

     The Company has generated increases in revenue and EBITDA in the three-month period ended March 31, 1996 and in each of the past three years, primarily as a result of acquisitions, internal subscriber growth, basic tier rate increases and, to a lesser extent, through growth in advertising and pay-per-view revenue. During the period from January 1, 1993 through March 31, 1996, revenue and EBITDA increased at average annual compound growth rates of 12.1% and 8.7%, respectively.

     The Company experienced an increase in monthly revenue per average basic subscriber in the three-month period ended March 31, 1996 and in each of the years in the three-year period ended December 31, 1995. This increase was achieved despite the rate freeze imposed by the FCC from October 5, 1992 to September 1, 1993 and the implementation of rate regulation by the FCC on September 1, 1993 and July 14, 1994. FCC regulation caused a decrease in the Company's regulated revenue streams (revenue derived from basic service tiers, "preferred basic" service tiers, equipment rental and installations) per average basic subscriber for 1994 as compared to 1993. This decrease was not fully recaptured by regulated rate increases in 1994 and 1995. The reduction in regulated revenue per average basic subscriber for 1994 and 1995 as compared to 1993 was more than offset, however, by increases in non-regulated revenue streams (revenue derived from premium services, advertising sales, pay-per-view and home shopping revenue) per average basic subscriber.

     The Company experienced increases in EBITDA in the three-month period ended March 31, 1996 and in each of the years in the three-year period ended December 31, 1995. These increases occurred primarily as a result of subscriber growth, through both internally generated growth and acquisitions, as well as new and incremental revenue sources, such as premium services, advertising sales and pay-per-view. During these periods, the Company's EBITDA margin generally declined due to programming rate increases, an increase in the number of cable televisions channels provided and lower margins associated with new and incremental revenue sources. In addition, the Company experienced increases in cost of service and selling, general and administrative expenses in connection with the implementation of improved customer service standards and compliance with FCC regulations. As a result of increases in operating costs and expenses growing at a faster rate than increases in revenue, the Company has experienced a decline in EBITDA margin, while at the same time experiencing growth in EBITDA. Although no assurances can be given, management believes that EBITDA per average basic subscriber and EBITDA margin will increase in 1996 as a result of rate increases implemented on April 1, 1996.

     The Company has invested significant amounts of capital in its cable television systems, which has allowed the Company to offer subscribers additional channels and programming. The Company significantly reduced capital expenditures in 1994 so that it could review and analyze the impact of rate regulation. In 1995, the Company increased capital spending in connection with the Capital Improvement Program.

     Operating income increased 4.0% to $1.7 million for the three months ended March 31, 1996 as compared to the same period in 1995. Operating income declined for the year ended December 31, 1995 as compared to the same period in 1994 due to the Company's recognition of a full year of depreciation and amortization related to cable television systems acquired in 1994 and a full year's impact of rate regulation. Operating income declined for the year ended December 31, 1993 as compared to the same period in 1992 due to the Company's write-off of obsolete plant relating to the rebuild of certain of its cable television systems.

     The high level of depreciation and amortization associated with the Company's acquisitions and capital expenditures and the interest costs related to its financing activities have caused the Company to report net losses. Management believes that such net losses are common for cable television companies and that the Company will continue to incur net losses in the future.

RESULTS OF OPERATIONS

     The following table, which is derived from, and should be read in conjunction with, the financial statements and related notes included elsewhere in this Prospectus, sets forth the historical percentage relationship of the components of operating income for the periods indicated.

                                                         PERCENTAGE OF REVENUE
                                           --------------------------------------------------
                                                                               THREE MONTHS
                                                                                  ENDED
                                             YEAR ENDED DECEMBER 31,            MARCH 31,
                                           ---------------------------       ----------------
                                           1993       1994       1995        1995       1996
                                           -----      -----      -----       -----      -----
Revenue..................................  100.0%     100.0%     100.0%      100.0%     100.0%
Cost of service..........................   12.9       13.2       13.1        12.7       12.3
Programming expense......................   19.6       21.2       22.6        23.1       23.6
Selling, general and administrative......   23.3       23.6       23.7        23.0       23.7
Depreciation and amortization............   28.6       27.4       31.2        31.7       30.5
Loss on disposal of obsolete plant.......   10.6        0.1        0.4          --        0.9
                                           -----      -----      -----       -----      -----
                                            95.0       85.5       91.0        90.5       91.0
                                           -----      -----      -----       -----      -----
Operating income.........................    5.0%      14.5%       9.0%        9.5%       9.0%
                                           =====      =====      =====       =====      =====
EBITDA...................................   44.2%      42.0%      40.6%       41.2%      40.4%

     THREE MONTHS ENDED MARCH 31, 1996 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1995

     Revenue increased 9.6% to $18.3 million for the three months ended March 31, 1996 as compared to the same period in 1995, primarily as a result of a 2.5% increase in the number of basic subscribers and rate increases implemented over the course of 1995. This increase included regulated rate increases and other revenue increases. Revenue from premium services grew by 4.8% to $2.5 million due to a 1.7% increase in premium units. Advertising and home shopping revenue grew by 13.4% to $1.0 million due to an increase in customer buy rates and additional commercial advertising insertion.

     Operating costs and expenses increased 10.2% to $16.6 million for the three months ended March 31, 1996 as compared to the same period in 1995. In the three-month period ended March 31, 1996, cost of service increased 6.1% to $2.3 million, programming expense increased 12.3% to $4.3 million and selling, general and administration expense increased 13.2% to $4.3 million, in each case as compared to the same period in 1995. All variable expenses increased as a result of an increase in the number of basic subscribers served by the Company, except for programming expense which increased as a result of programming rate increases as well as subscriber growth. Depreciation and amortization increased 5.3% for the three months ended March 31, 1996 as compared to the same period in 1995, primarily as a result of increased capital expenditures.

     Operating income increased 4.0% to $1.7 million for the three months ended March 31, 1996 as compared to the same period in 1995 as a result of the changes described above.

     Interest decreased 7.5% to $3.8 million for the three months ended March 31, 1996 as compared to the same period in 1995. This decrease was primarily related to a decrease in the effective interest rate on the Company's debt.

     Net loss increased 1.0% to $2.1 million for the three months ended March 31, 1996 as compared to the same period in 1995. Prior to recognizing a gain in 1995 relating to the sale of certain securities, net loss would have decreased 14.7% as the increase in revenue, coupled with the decrease in interest on the Company's debt, more than offset the increase in operating costs and expenses noted above.

     EBITDA increased 7.3% to $7.4 million for the three months ended March 31, 1996 as compared to the same period in 1995. This increase was primarily the result of internal subscriber growth. EBITDA margin declined from 41.2% to 40.4% as a result of programming rate increases and lower margins associated with new and incremental revenue sources.

     YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Revenue increased 14.7% to $70.4 million for the year ended December 31, 1995 as compared to 1994, primarily as a result of a 3.4% increase in the number of basic subscribers and the recognition of a full year of revenue from cable television systems acquired by the Company in 1994. Revenue, without giving effect to revenue recognized as a result of acquisitions, increased 8%. This increase included regulated rate increases and other revenue increases. This growth in revenue was limited by FCC regulations implemented on July 14, 1994. The effect of these regulations was to cap the rates that the Company was allowed to charge its basic subscribers. See "Legislation and Regulation." Revenue from premium services grew by 14.2% to $9.5 million due to an increase in premium units, including increases resulting from acquisitions. Revenue from pay-per-view services increased 10.6% to $0.4 million as a result of increased customer buy rates. Advertising and home shopping revenue grew by 22.1% to $4.4 million due to an increase in customer buy rates, increased channel capacity for these services and the recognition of a full year of revenue from cable television systems acquired by the Company in 1994.

     Operating costs and expenses increased 22.0% to $64.0 million for the year ended December 31, 1995 as compared to 1994, primarily due to the recognition of a full year of costs and expenses related to cable television systems acquired in 1994 (11.5% or $6.1 million) and an increase in operating expenses of the Company's cable television systems (10.5% or $5.5 million). In 1995, cost of service increased 13.5% to $9.2 million (10.5% or $8.5 million before acquisitions), programming expense increased 22.2% to $15.9 million (16% to $14.5 million before acquisitions) and selling, general and administrative expense increased 15.6% to $16.7 million (12.3% or $15.8 million before acquisitions), in each case as compared to 1994. All variable expenses increased as a result of an increase in the number of basic subscribers served by the Company, except for programming expense which increased as a result of an increase in the number of cable television channels provided and programming rate increases as well as subscriber growth. Depreciation and amortization increased 30.2% to $21.9 million for the year ended December 31, 1995 as compared to 1994, primarily as a result of increased capital expenditures and acquisitions.

     Operating income decreased 28.6% to $6.4 million for the year ended December 31, 1995 as compared to 1994 as a result of the changes described above and an increase in the loss on disposal of obsolete plant.

     Interest increased 27.9% to $16.1 million for the year ended December 31, 1995 as compared to 1994. The increase was primarily the result of a 17.3% increase in interest related to indebtedness incurred in connection with acquisitions and also an increase in the effective interest rate on the Company's debt.

     Net loss increased by $5.7 million for the year ended December 31, 1995 to a loss of $9.3 million as compared to 1994. This increase was the result of increased operating costs and expenses, specifically the depreciation and amortization charges described above, and increased interest, which, in the aggregate, more than offset the 14.7% increase in revenue.

     EBITDA increased 10.8% to $28.6 million for the year ended December 31, 1995 as compared to 1994. The increase was primarily the result of internal subscriber growth and growth through acquisitions. EBITDA margin declined from 42.0% to 40.6% as a result of programming rate increases, an increase in the number of cable television channels provided and lower margins associated with new and incremental revenue sources. In addition, the Company experienced increases in cost of service and selling, general and administrative expenses in connection with the implementation of improved customer service standards and compliance with FCC regulations. See "Legislation and Regulation."

     YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

     Revenue increased 18.3% to $61.4 million for the year ended December 31, 1994 as compared to 1993, primarily as a result of a 16.5% increase in the number of basic subscribers served by the Company, approximately 83.6% of which were the result of acquisitions of cable television systems during 1994. The increase in revenue was offset in part by a full year's impact of FCC regulations implemented on September 1, 1993 and a partial year's impact of additional FCC regulations implemented on July 14, 1994. The effect of these regulations was to reduce the rates that the Company was allowed to charge its basic subscribers. See "Legislation and Regulation." Revenue from premium services grew by 31.8% to $8.3 million due to an increase in premium units, including increases resulting from acquisitions. Advertising and home shopping revenue grew by 59.8% to $3.6 million due primarily to increased channel capacity for these services. Equipment rental revenue decreased by 29.1% to $0.7 million primarily due to the effects of rate regulation on the prices charged for the rental of converter boxes and remote controls.

     Operating costs and expenses increased 6.4% to $52.5 million for the year ended December 31, 1994 as compared to 1993, primarily due to the recognition of costs and expenses related to cable television systems acquired (18.6% or $9.1 million) offset by a decrease in operating costs and expenses (primarily amortization expense) of the Company's cable television systems ((1.1%) or $0.5 million). This increase in operating costs and expenses was offset by a writeoff of obsolete plant recorded in 1993 as part of the rebuild of a cable television system. In 1994, cost of service increased 21.6% to $8.1 million (2.4% or $0.2 million before acquisitions), programming expense increased 27.8% to $13.0 million (7.9% or $10.9 million before acquisitions) and selling, general and administrative expense increased 19.4% to $14.5 million (10.7% or $13.3 million before acquisitions), in each case as compared to 1993. All variable expenses increased as a result of the increase in the number of basic subscribers served by the Company, except for programming expense which increased as a result of an increase in the number of cable television channels provided and programming rate increases as well as subscriber growth. Depreciation and amortization increased 13.5% to $16.8 million for the year ended December 31, 1994 as compared to 1993, primarily as a result of increased capital expenditures and acquisitions.

     Operating income increased 243.7% to $8.9 million, primarily as a result of a reduction in operating income recorded in 1993 relating to a write-off of obsolete plant as part of the rebuild of certain cable television systems. Operating income would have increased 10.1% prior to recognizing the write-off.

     Interest increased 65.9% to $12.6 million for the year ended December 31, 1994 as compared to 1993. The increase was primarily the result of a 36.9% increase in interest related to indebtedness incurred in connection with acquisitions, higher interest rates and the Company's write-off of deferred financing costs in connection with an amendment to the Bank Credit Facility in 1994.

     Net loss decreased by $1.3 million for the year ended December 31, 1994 to a loss of $3.7 million as compared to 1993, primarily due to a loss recorded in 1993 relating to the disposal of obsolete plant resulting from the rebuild of certain cable television systems.

     EBITDA increased $2.9 million to $25.8 million for the year ended December 31, 1994 as compared to 1993. The increase was primarily attributable to internal subscriber growth and growth through acquisitions. EBITDA margin declined from 1993 to 1994 from 44.2% to 42.0% as a result of programming rate increases, an increase in the number of cable television channels provided and lower margins associated with new and incremental revenue sources. In addition, the Company experienced increases in cost of service and selling, general and administrative expenses in connection with the implementation of improved customer service standards and compliance with FCC regulations. See "Legislation and Regulation."

LIQUIDITY AND CAPITAL RESOURCES

     The Company's business requires cash for operations and capital expenditures. In addition, the Company has followed a strategy of expansion through selective acquisitions of cable television systems. To date, cash requirements have been funded by cash flow from operating activities and borrowings. As of March 31, 1996, amounts outstanding under the Bank Credit Facility and the TCID Note were approximately $164.1 million and approximately $36.9 million, respectively, in each case including accrued interest. See "Certain Relationships and Related Transactions" and "Description of Bank Credit Facility." The net proceeds from the BCC Holding Offering will be contributed to the Company by BCC Holding. The Company intends to use a portion of the net proceeds of the Offerings to repay approximately $156.2 million, including accrued interest, outstanding under the Bank Credit Facility and to repay the TCID Note, including accrued interest. The Company may borrow up to $225.0 million under the Bank Credit Facility, subject to certain limitations. Following the Offerings, the Company will have approximately $28.7 million of available borrowings under the Bank Credit Facility, subject to the covenants contained therein, and it expects to continue to borrow funds under such facility. The Company may use such borrowings for general purposes, such as the Capital Improvement Program, and to finance acquisitions. See "Risk
Factors -- Substantial Leverage" and "Use of Proceeds."

     Cash provided by operating activities was approximately $2.8 million for the three months ended March 31, 1996, a decrease of approximately $2.1 million from the same period in 1995. This decrease was primarily a result of proceeds received in 1995 in connection with the sale of certain securities and the payment in 1996 of certain liabilities accrued in 1995. Cash provided by operating activities was approximately $18.3 million for the year ended December 31, 1995, a decrease of approximately $0.4 million from 1994. This decrease was primarily a result of increasing interest on the Company's bank debt due to increasing interest rates and indebtedness incurred in connection with acquisitions and capital expenditures, coupled with a full year's impact of rate regulation.

     During the year ended December 31, 1995, the Company made capital expenditures of approximately $14.6 million. During the three months ended March 31, 1996, the Company made capital expenditures of approximately $3.1 million. In 1996 and 1997, the Company expects to make capital expenditures of approximately $61.9 million related to the Capital Improvement Program and approximately $13.5 million of capital expenditures primarily for technical and office equipment and other fixed assets. The Company significantly reduced capital expenditures in 1994 so that it could review and analyze the impact of rate regulation.

     The Company has entered into several interest rate swap agreements to effectively fix or set maximum interest rates on a portion of its floating rate long-term debt. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements. These swap agreements have been entered into with certain of the institutions that are lenders under the Bank Credit Facility. As of March 31, 1996, such interest rate swap agreements effectively fix or set maximum interest rates on an aggregate notional principal amount of $122.0 million with rates ranging from 6.1% to 9.3%, excluding the applicable margin required pursuant to the Bank Credit Facility which was 1.6% for the three months ended March 31, 1996. The expiration dates of the swap agreements range from June 5, 1996 to October 14, 1997. Following the Offerings and the application of the net proceeds thereof, the Company intends to keep in place interest rate swap agreements relating to an aggregate notional principal amount of $30.0 million to hedge interest rates on amounts to be outstanding under the Bank Credit Facility at a cost to the Company of approximately $0.7 million, based on current interest rates. In addition, the Company intends to keep in place a hedging instrument pegged to certain short-term interest rates relating to an aggregate notional principal amount of $50.0 million. Management believes that the instrument will expire without triggering an obligation to pay, although the Company would be obligated to pay approximately $1.5 million, based on current interest rates, through the instrument's expiration if the 90-day LIBOR rate reaches 7.0% and remains at that amount until such expiration. All of the Company's other interest rate swap agreements will expire prior to the completion of the Offerings.

     Management believes that, after giving effect to the Offerings, cash flow provided from operating activities, together with expected availability under the Bank Credit Facility, subject to the covenants contained therein, will be sufficient to enable the Company for the foreseeable future to service indebtedness, to make capital expenditures, to meet operating costs and expenses and to finance potential acquisitions. If and when appropriate, the Company or its affiliates may elect to incur additional indebtedness or to raise equity in the public or private markets. See "Risk Factors -- Substantial Leverage."

INFLATION

     The net impact of inflation on the Company's results of operations has not been material in the last three years due to the relatively low rates of inflation during this period. If the rate of inflation increases, the Company may increase subscriber rates to keep pace with the increase in inflation, although there may be timing delays.

                                    BUSINESS

THE COMPANY

     Bresnan owns, acquires, develops and operates cable television systems in the Midwest and Southeast United States. The Company's focus is on operating cable television systems in "classic" markets, where subscribers generally require cable television to receive a broad array of broadcast television signals. As of March 31, 1996, the Company's cable television systems passed approximately 311,400 homes and served approximately 210,500 basic subscribers. The total number of basic subscribers served by the Company includes approximately 118,300 basic subscribers in the Michigan Region, approximately 61,000 basic subscribers in the Minnesota Region and approximately 31,200 basic subscribers in the Southeast Region. The Company's cable television services are marketed under the names "Bresnan Communications" and "Bresnan."

     William J. Bresnan and TCI, through their respective affiliates, effectively own approximately 20% and 78%, respectively, of the outstanding partnership interests of the Company. Mr. Bresnan, a cable television pioneer with nearly 40 years of industry experience, founded the Company in 1984 and, in partnership with TCI, has developed the Company through internal growth and acquisitions. TCI is the largest cable television operator in the United States, with consolidated systems serving approximately 12.5 million domestic subscribers. Management believes that its affiliation with TCI provides substantial benefits to the Company, including (i) the ability to purchase various programming and certain equipment at rates approximating those available to TCI, (ii) access to technological developments and (iii) access to various TCI alternative methods of distribution. See "Certain Relationships and Related Transactions."

     The Company has initiated the Capital Improvement Program, which continues the planned upgrade of substantially all of its cable television plant to high-capacity, broadband hybrid fiber optic/coaxial cable plant. Management believes that the Capital Improvement Program will provide the Company with the core platform to offer enhanced and new telecommunications services, including additional channels and tiers, pay-per-view (including near video-on-demand), high-speed data services and Internet access, digital advertisement insertion, interactive services and telephony (including PCS). The Capital Improvement Program is underway and is scheduled to be completed by the end of 1997. Assuming no change in the Company's subscriber base and system composition subsequent to March 31, 1996, following the completion of the Capital Improvement Program, management believes that approximately 90% of the Company's basic subscribers will be served by hybrid fiber optic/coaxial cable television plant and approximately 79% will be served by plant with a bandwidth of 750 MHz and will be able to receive the equivalent of 80 or more analog channels.

     The Company is a part of a group of entities controlled primarily by William J. Bresnan and TCI. This group of entities includes the BIPs, which operate significant cable television systems in Chile and Poland. Neither the Company nor BCC Holding holds any equity interest in either of the BIPs; therefore, holders of the Notes cannot look to the BIPs to service the Notes. William J. Bresnan, directly and indirectly, effectively owns a 20% interest in each of the BIPs. TCI, directly and indirectly, effectively owns an 80% interest in each of the BIPs. Corporations wholly owned by Mr. Bresnan act as the general partners of the managing general partners of the BIPs.

     BCI and BMSI, two affiliates of the Company wholly owned by William J. Bresnan, perform substantially all of the management and administrative functions of both the Company and BCC Holding and the BIPs. The Company pays BCI and BMSI for expenses related to performing the management and administrative functions of the Company and BCC Holding pursuant to an Amended and Restated Management Agreement (the "Management Agreement") and an Amended and Restated Administration Agreement (the "Administration Agreement"), each dated as of May [ ], 1996. In 1995, the Company spent an aggregate of approximately $3.5 million for management and administrative services. The Company has budgeted $4.5 million as its estimate of expenses for management and administrative services to be rendered to the Company and BCC Holding in 1996. See "Risk Factors -- Potential Conflicts of Interest" and "Certain Relationships and Related Transactions -- Agreements with BCI and BMSI."

     The Company was formed in 1984 as a Michigan limited partnership. The Company's principal executive offices are located at 709 Westchester Avenue, White Plains, New York 10604-3023 and its telephone number is (914) 993-6600.

RELATIONSHIP WITH TCI

     TCID, an indirect wholly owned subsidiary of TCI, owns approximately a 49.5% partnership interest (which is approximately equal to a 79.2% voting and economic interest) in BCC Holding, the Company's general partner, and holds an unexercised option to increase its partnership interest in BCC Holding to approximately 79.2%. See "Certain Relationships and Related Transactions." The option has a nominal exercise price, but would require various federal and local license and franchise transfers to be effected. For tax, profit and loss sharing, and financial accounting and consolidation purposes, BCC Holding and TCI treat the option as if it were exercised. Neither TCID nor TCI are guarantors of the Notes; therefore, holders of the Notes cannot look to either of TCID or TCI to service the Notes.

     Bresnan's relationship with TCI dates to the Company's inception in 1984 when TCID and William J. Bresnan first capitalized the Company. Final authority with respect to certain management decisions and actions by or affecting the Company is vested in an executive committee (the "Executive Committee"). The Executive Committee is comprised of four representatives, two of whom are designees of TCID or an affiliate thereof and two of whom are designees of an affiliate of Mr. Bresnan. See "Management."

     Pursuant to certain contractual arrangements with affiliates of TCI, the Company has the right to purchase various programming services at a fixed rate calculated as a percentage in excess of the rate available to TCI and the right to receive the same discounts on purchases of certain equipment necessary to construct and maintain cable television systems as are available to TCI. In addition, the Company's affiliation with TCI provides access to technological developments and access to various TCI alternative methods of distribution. The Company's relationship with TCI affords it certain advantages in identifying and, in certain instances, consummating, potential investment opportunities, including system acquisitions. See "Risk Factors -- Loss of Favorable Programming and Equipment Supply," "Risk Factors -- Potential Conflicts of Interest" and "Certain Relationships and Related Transactions."

OPERATING STRATEGY

     Management believes that the cable television industry has significant growth potential both in providing television programming services and in providing enhanced and new telecommunications services such as high-speed data services and Internet access, interactive services and telephony (including
PCS). Management has followed a systematic approach to acquiring, developing and operating cable television systems in small- and medium-sized cities and towns and improving cash flow from operations by equipping its systems with proven technological advances to expand the range of services that may be offered. Management believes that its operating strategy will allow the Company to take advantage of the industry's potential. This operating strategy includes the following elements:

     - Clustering in Targeted Markets. The Company seeks to operate cable television systems in small- and medium-sized cities and towns that have attractive competitive characteristics and that have residents who management believes possess a strong sense of community. The Company's primary focus is on operating in "classic" markets, where subscribers generally require cable television to receive a broad array of broadcast television signals. In addition, subscribers in small-and medium-sized cities and towns may have fewer entertainment alternatives than urban subscribers. Management believes that there are significant opportunities to generate revenue by providing enhanced and new telecommunications services in these markets due to the Company's high levels of penetration and the limited number of competitors in these markets.

       Within its targeted markets, the Company continues to seek to take advantage of the strategic and operational benefits of having its subscribers concentrated in regions and clusters. Management believes that the Company can derive significant operating efficiencies and revenue opportunities from the clustering of cable television systems. These operating efficiencies may include centralized management, billing, marketing, customer service, technical support and administrative functions. Management believes that clustering will provide the Company with additional revenue opportunities, including the ability to offer regional programming and advertising. The Company intends to continue to acquire cable television systems in markets that meet its target criteria and to cluster the systems in such markets.

     - Upgrading the Company's Cable Television Systems. Management believes that adhering to high technical standards is integral to increasing programming choices, improving customer satisfaction and developing enhanced and new revenue sources. The Capital Improvement Program is intended to create state-of-the-art systems that will afford the Company opportunities to realize cash flow growth. Management believes that the Capital Improvement Program will provide the Company with the core platform to offer enhanced and new telecommunications services, including additional channels and tiers, pay-per-view (including near video-on-demand), high-speed data services and Internet access, digital advertisement insertion, interactive services and telephony (including
       PCS).

     - Maintaining Strong Community Relations. Management believes that maintaining strong community relations will continue to be important to Bresnan's long-term success. The Company's community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. In addition, certain members of the Company's management team, including William J. Bresnan, host community events for political and business leaders as well as representatives of the local media where they discuss the operations of the Company and any recent developments in the telecommunications industry which may have an impact on their communities. Management believes that its ongoing community relations initiatives result in consumer and governmental goodwill and name recognition, which have increased customer loyalty and will likely facilitate future efforts to provide new telecommunications services.

     - Emphasizing Customer Satisfaction. The Company strives to provide quality customer service and attractive programming choices at reasonable rates. The Company has established stringent internal customer service standards, which management believes meet and, in certain respects, exceed those established by the NCTA. The Company has been repeatedly recognized by the industry for its commitment to innovative customer service programs. In March of 1996, the Company was the recipient of its fourth Beacon Award from the CTPAA. This year's award recognized Bresnan's "On Time Program" as the outstanding customer relations program by an MSO in the United States. Management believes that its customer service efforts have contributed to its subscriber growth and ongoing patronage by existing subscribers.

     - Emphasizing Sales and Marketing. The Company seeks to increase penetration levels for its basic services, "preferred basic" services, premium services and ancillary services through a variety of promotions and marketing strategies. For example, the Company has recently introduced a marketing campaign with Sprint Corporation to offer a combination of cable television and long distance services. The Company also intends to continue to offer periodically previews and promotional pricing of premium services. In addition, the Company is able to market its products and services to its customers at Company offices as a high percentage of its customers, relative to the industry, pay their cable television bills in person. Management believes that its experience in sales and marketing will be valuable as the Company markets new products and services in the future.

OVERVIEW OF CABLE TELEVISION SYSTEMS

     DEVELOPMENT OF THE SYSTEMS

     The Company has grown both through the internal growth of its cable television systems and through acquisitions. Since its inception, the Company has acquired approximately 15 cable television systems. The following table provides customer data for each of the years in the five-year period ended December 31, 1995 and for the three-month period ended March 31, 1996 for the Company's cable television systems and includes the customer data of cable television systems acquired by the Company since the dates of their respective acquisitions.

                                                                                  THREE MONTHS
                                           YEAR ENDED DECEMBER 31,                   ENDED
                               -----------------------------------------------     MARCH 31,
                                1991      1992      1993      1994      1995          1996
                               -------   -------   -------   -------   -------    ------------
HOMES PASSED:
  Beginning of Period.......   211,305   224,078   231,710   267,096   297,763       310,093
  Internal Growth...........     9,332       928    11,779     2,179     7,930         1,266
  % Internal Growth(a)......       4.4%      0.4%      5.1%      0.8%      2.7%          0.4%
  Acquired..................     3,441     6,704    23,607    28,488     4,400            --
  % Acquired Growth.........       1.6%      3.0%     10.2%     10.7%      1.5%           --
  End of Period.............   224,078   231,710   267,096   297,763   310,093       311,359
BASIC SUBSCRIBERS:
  Beginning of Period.......   143,636   148,201   157,553   174,009   202,636       209,459
  Internal Growth...........     1,559     3,233     2,501     5,589     3,501         1,041
  % Internal Growth(a)......       1.1%      2.2%      1.6%      3.2%      1.7%          0.5%
  Acquired..................     3,006     6,119    13,955    23,038     3,322            --
  % Acquired Growth.........       2.1%      4.1%      8.9%     13.2%      1.6%           --
  End of Period.............   148,201   157,553   174,009   202,636   209,459       210,500

- ---------------

(a) With respect to the three months ended March 31, 1996, internal growth is calculated from the year ended December 31, 1995.

     OPERATING SYSTEMS

     The following discussion provides certain subscriber, financial and demographic information about the Company's cable television systems within the Michigan Region, the Minnesota Region and the Southeast Region.

     Michigan Region. As of March 31, 1996, the Company's cable television systems within the Upper Peninsula of Michigan (including northeastern Wisconsin) and central Michigan passed approximately 89,400 and 78,900 homes, respectively, and served approximately 68,800 and 49,500 basic subscribers, respectively.

     The largest communities in which the Company operates in the Upper Peninsula are Marquette, Escanaba and Houghton. Industry in the Upper Peninsula includes tourism, retail sales, mining and manufacturing. Large employers in the region include Mead Paper, Marquette General Hospital, Northern Michigan University, Michigan Technological University and the Sault St. Marie Tribe of the Chippewa Indians Hotel and Casino (Vegas Kewadian Casinos). Colleges and universities within the region include Northern Michigan University, Michigan Technological University and Lake Superior State. As of March 31, 1996, the Company had approximately 2,085 miles of plant and 20 headend reception facilities in the Upper Peninsula.

     The largest communities in which the Company operates in central Michigan are Bay City and Midland. Industry in central Michigan includes manufacturing, health services and retail sales. The corporate headquarters for Dow Chemical Company and Dow Corning are located in Midland. In addition to Dow Chemical Company, large employers in the region include General Motors Powertrain, Consumers Power, Pendell Printing, Northwood University and Mid-Michigan Regional Hospital. Colleges and universities within the region include Northwood University and Delta College. As of March 31, 1996, the Company had approximately 1,543 miles of plant and 12 headend reception facilities in central Michigan.

     The following table includes operating data for the Michigan Region as of and for each of the years in the five-year period ended December 31, 1995 and for the three-month period ended March 31, 1996, including the operating data of the cable television system serving Ontonagon, Michigan, acquired by the Company on December 31, 1991.

                                                                                  THREE MONTHS
                                            YEAR ENDED DECEMBER 31,                  ENDED
                                -----------------------------------------------    MARCH 31,
MICHIGAN REGION:                 1991      1992      1993      1994      1995         1996
                                -------   -------   -------   -------   -------   ------------
SUMMARY SUBSCRIBER DATA (end
  of period):
Homes passed..................  161,581   162,728   166,808   167,868   168,122      168,310
Basic subscribers.............  110,877   113,206   114,110   116,482   117,791      118,255
Basic penetration.............     68.6%     69.6%     68.4%     69.4%     70.1%        70.3%
Premium units.................   46,352    50,222    63,543    75,200    78,801       77,040
Pay-to-basic ratio(a).........     41.8%     44.4%     55.7%     64.6%     66.9%        65.1%
OTHER DATA:
Monthly revenue per average
  basic subscriber............  $ 23.62   $ 25.51   $ 26.82   $ 26.60   $ 27.76     $  28.44
EBITDA per average basic
  subscriber(b)...............  $143.12   $159.10   $166.52   $155.62   $158.40     $ 161.41

- ---------------

(a) Pay-to-basic ratio measures premium units as a percentage of basic subscribers and, as a result of the competitive pricing of premium service packages, does not correspond to a proportionate increase in operating income or EBITDA.

(b) With respect to the three months ended March 31, 1996, EBITDA has been annualized for comparative purposes.

     Minnesota Region. As of March 31, 1996, the Company's cable television systems within the Minnesota Region passed approximately 92,800 homes and served approximately 61,000 basic subscribers. The largest communities in which the Company operates in the Minnesota Region are Duluth and Mankato. Industry in the Minnesota Region includes agribusiness, manufacturing, forest products, mining, health care and related services and, in the case of Duluth, shipping. Large employers in the Minnesota Region include Minnesota Power, University of Minnesota-Duluth, Mankato State University, St. Mary's Medical Center, St. Luke's Hospital and Burlington Northern. Universities within the Minnesota Region include University of Minnesota-Duluth and Mankato State University. As of March 31, 1996, the Company had approximately 1,132 miles of plant and seven headend reception facilities in the Minnesota Region.

     The following table includes operating data for the Minnesota Region as of and for each of the years in the five-year period ended December 31, 1995 and for the three-month period ended March 31, 1996, including operating data of cable television systems serving Mankato, Marshall and Montevideo, Minnesota and Crosby, Minnesota, acquired by the Company on July 25, 1994 and August 1, 1995, respectively.

                                                                                       THREE MONTHS
                                           YEAR ENDED DECEMBER 31,                        ENDED
                           --------------------------------------------------------     MARCH 31,
MINNESOTA REGION:            1991        1992        1993        1994        1995          1996
                           --------    --------    --------    --------    --------    ------------
SUMMARY SUBSCRIBER DATA
  (end of period):
Homes passed.............    51,842      51,545      59,198      86,976      92,456        92,758
Basic subscribers........    30,420      31,092      32,413      57,452      61,038        61,043
Basic penetration........      58.7%       60.3%       54.8%       66.1%       66.0%         65.8%
Premium units............    13,859      14,699      21,316      34,305      34,225        34,001
Pay-to-basic ratio(a)....      45.6%       47.3%       65.8%       59.7%       56.1%         55.7%
OTHER DATA:
Monthly revenue per
  average basic
  subscriber.............  $  24.75    $  25.90    $  27.33    $  26.15    $  28.23      $  28.84
EBITDA per average basic
  subscriber(b)..........  $ 152.12    $ 161.35    $ 166.44    $ 156.55    $ 173.46      $ 171.19

- ---------------

(a) Pay-to-basic ratio measures premium units as a percentage of basic subscribers and, as a result of the competitive pricing of premium service packages, does not correspond to a proportionate increase in operating income or EBITDA.

(b) With respect to the three months ended March 31, 1996, EBITDA has been annualized for comparative purposes.

     Southeast Region. The Company's cable television systems within the Southeast Region are located in Georgia and Mississippi. As of March 31, 1996, the Company's cable television systems within the Southeast Region passed approximately 50,300 homes and served approximately 31,200 basic subscribers. Of the approximately 50,300 homes passed as of March 31, 1996, approximately 42,100 were located in Georgia and 8,200 were located in Mississippi. Of the approximately 31,200 basic subscribers served as of March 31, 1996, approximately 24,100 and 7,100 were located in Georgia and Mississippi, respectively. The economic and industry profile of the area of Georgia in which the Company operates is heavily influenced by the presence of the United States Army (Ft. Stewart) and Navy (Kings Bay submarine base), which are the area's largest employers. Large employers in the area of Georgia in which the Company operates also include Rayonier Corporation, Georgia Pacific, Gilman Paper and Hercules Paper. Other industry in the area includes forest products, manufacturing and health care services. Industry in the area of Mississippi in which the Company operates is primarily manufacturing. Large employers in the area of Mississippi in which the Company operates include Heatcraft, Inc., Pennaco Hosiery, Georgia Pacific, Newsprint South, Inc. and Grenada Lake Medical Center. As of March 31, 1996, the Company had approximately 1,151 miles of plant and 12 headend reception facilities in the Southeast Region.

     The following table includes operating data for the Southeast Region as of and for each of the years in the five-year period ended December 31, 1995 and for the three-month period ended March 31, 1996, including operating data of cable television systems serving Grenada, Mississippi; Hinesville, Georgia and Bruce, Mississippi, acquired by the Company on December 3, 1992; December 1, 1993 and January 31, 1995, respectively.

                                                                                       THREE MONTHS
                                           YEAR ENDED DECEMBER 31,                        ENDED
                           --------------------------------------------------------     MARCH 31,
SOUTHEAST REGION:            1991        1992        1993        1994        1995          1996
                           --------    --------    --------    --------    --------    ------------
SUMMARY SUBSCRIBER DATA
  (end of period):
Homes passed.............    10,655      17,437      41,090      42,919      49,515        50,291
Basic subscribers........     6,904      13,255      27,486      28,702      30,630        31,202
Basic penetration........      64.8%       76.0%       66.9%       66.9%       61.9%         62.0%
Premium units............     3,434       8,092      24,591      26,674      29,273        29,571
Pay-to-basic ratio(a)....      49.7%       61.0%       89.5%       92.9%       95.6%         94.8%
OTHER DATA:
Monthly revenue per
  average basic
  subscriber.............  $  22.74    $  18.60    $  19.01    $  30.15    $  31.17      $  30.96
EBITDA per average basic
  subscriber(b)..........  $  79.61    $  95.64    $  89.42    $ 155.57    $ 140.45      $ 159.61

- ---------------

(a) Pay-to-basic ratio measures premium units as a percentage of basic subscribers and, as a result of the competitive pricing of premium service packages, does not correspond to a proportionate increase in operating income or EBITDA.
(b) With respect to the three months ended March 31, 1996, EBITDA has been annualized for comparative purposes.

OTHER SERVICES

     The Company has been appointed as a master agent of TCI Digital Satellite Entertainment, Inc. d/b/a PrimeStar by TCI ("PrimeStar by TCI") to offer the medium powered DBS services of PrimeStar Partners, L.P. ("PrimeStar") to customers in the Company's markets in Georgia and in the majority of the Company's markets located in the Michigan Region. In these markets, the Company's principal objective in offering DBS services is to provide video programming services to satisfy customer demand that cannot be met economically by the Company's existing cable plant. In its role as master agent, the Company is paid a percentage of revenue for a period of five years as a commission for the sale of the service and is reimbursed for its expenses related to service calls. In addition, the Company offers DBS services outside of the service area of its cable television systems, but cannot offer such services in Mississippi, certain parts of Minnesota and other areas in which other members of the PrimeStar consortium have the right to provide such services.

THE CAPITAL IMPROVEMENT PROGRAM

     TECHNICAL PROFILE

     The Company aspires to high technical standards in the development of its cable television systems. As of March 31, 1996, approximately 6% of the Company's basic subscribers were able to receive the equivalent of 54 or more analog channels. As of March 31, 1996, none of the Company's basic subscribers received the equivalent of 80 or more analog channels. Assuming no change in the Company's subscriber base and system composition subsequent to March 31, 1996, following the completion of the Capital Improvement Program, the Company believes that approximately 90% of its basic subscribers will be able to receive the equivalent of 54 or more analog channels and approximately

79% will be able to receive the equivalent of 80 or more analog channels. The Capital Improvement Program is underway and is scheduled to be completed by the end of 1997.

                                                         SYSTEM ANALOG CHANNEL CAPACITY
                                                      AS A PERCENTAGE OF BASIC SUBSCRIBERS
                                               --------------------------------------------------
                                 BASIC          30-42         43-53         54-79          80+
    REGION                    SUBSCRIBERS      CHANNELS      CHANNELS      CHANNELS      CHANNELS
    ------------------------  -----------      --------      --------      --------      --------
    Michigan................    118,300           4.6%         90.5%          4.9%          --%
    Minnesota...............     61,000          36.0          53.1          10.9            --
    Southeast...............     31,200          71.3          28.7            --            --
                                -------
    Total...................    210,500          23.6          70.5           5.9            --
                                =======

     The Company is currently able to offer premium services and a limited number of pay-per-view events and films through trap technology and on a limited basis through addressable technology.

     Assuming no change in the Company's subscriber base and system composition subsequent to March 31, 1996, following completion of the Capital Improvement Program, the Company believes that its technical profile will be as follows:

                                                         SYSTEM ANALOG CHANNEL CAPACITY
                                                      AS A PERCENTAGE OF BASIC SUBSCRIBERS
                                               --------------------------------------------------
                                 BASIC          30-42         43-53         54-79          80+
             REGION           SUBSCRIBERS      CHANNELS      CHANNELS      CHANNELS      CHANNELS
    ------------------------  -----------      --------      --------      --------      --------
    Michigan................    118,300           0.7%          7.7%         12.5%         79.1%
    Minnesota...............     61,000            --          12.3          14.4          73.3
    Southeast...............     31,200           2.8           8.3            --          88.9
                                -------
    Total...................    210,500           0.8           9.1          11.2          78.9
                                =======

     Although no assurances can be given, following completion of the Capital Improvement Program, the Company believes that it will be able to offer addressable converters to all of its subscribers. Addressable converters allow for remote authorization of premium services and pay-per-view events and films.

     UPGRADE CHARACTERISTICS

     The Company expects to upgrade the bandwidth in a majority of its cable television systems to 750 MHz architecture with approximately 600 homes per node (which can be further reduced to 150 homes). The architecture is expected to possess the following characteristics:

     - Extensive use of fiber optic technology to improve picture quality, enhance reliability and reduce maintenance costs.

     - The capacity and capability for enhanced and new telecommunications services, including additional channels and tiers, pay-per-view (including near video-on-demand), high-speed data services and Internet access, digital advertisement insertion, interactive services and telephony (including PCS), with a marginal incremental investment of capital.

     - Consolidated and upgraded headend reception facilities with backup power and remote status monitoring.

     - Addressable technology, including converters, that will broaden choices for customers and develop new revenue streams.

     - Two-way transmission capability for "impulse" pay-per-view, interactive, data and voice services.

     - The capability to carry a digital level of service while maintaining the current analog offerings.

     NETWORK STANDARDS

     The Capital Improvement Program continues the planned upgrade of substantially all of the Company's cable television plant to high-capacity, broadband hybrid fiber optic/coaxial cable ("HFC") plant. HFC is the recognized state-of-the-art plant and is the architecture expected to be employed by the Company for both cable television and future telecommunications services that may be provided by the Company. HFC optimizes the use of fiber optic and coaxial technology and plant segmentation to achieve enhanced reliability and performance as compared to more traditional plant. In addition, HFC provides a receptive platform for interactive services.

     The primary advantages of HFC are the following:

     - Reduces cascades of electronics, thereby improving signal quality and the reliability of the network.

     - Reduces node size, thus reducing the number of households affected by service disruptions.

     - Utilizes dedicated feeds to these small nodes to allow interactive broadband and high-speed data services to be offered to individual households.

     - Provides sufficient dedicated reverse spectrum for interactive services, thereby avoiding noise contribution problems.

     As part of the Capital Improvement Program, certain of the Company's clustered systems will be interlinked by a redundant fiber ring and served by a single headend reception facility. In regions where this approach is employed, many individual headend reception facilities and programming and advertising insertion points can be replaced with a single facility. As a result, management believes that maintenance expenses and the costs associated with future internal growth can be significantly reduced.

     POTENTIAL ENHANCED AND NEW REVENUE SOURCES

     The Capital Improvement Program is expected to benefit the Company by creating the opportunity to develop potential enhanced and new revenue sources and increasing the reliability of its systems. The Capital Improvement Program is expected to provide the Company with the core platform to offer additional programming variety and new telecommunications services to subscribers as well as provide the opportunity to garner increased revenue through existing services which the Company, due to limited channel capacity in some of its systems, has been unable to exploit fully. Selected opportunities for revenue growth include:

     - Additional Channels and Tiers. The Company anticipates that after the completion of the Capital Improvement Program it will have sufficient channel capacity to offer additional channels and tiers. Additional tiers may include regional sports packages, multiplexing of premium channels and special interest tiers. Management believes that these additional offerings will enhance the entertainment alternatives available to the Company's subscribers and contribute to improvements in the Company's cash flows from operating activities.

     - Pay-Per-View. The Company currently offers pay-per-view programming on a per-event basis. These services include feature films, special events and sporting events. Pay-per-view buy rates have been limited due to the lack of addressability and channel capacity in many of the Company's cable television systems. As the Company continues to upgrade its systems and increases addressability and as digital compression technology becomes available, the Company intends to market a near video-on-demand service which will offer current top video releases at 15- to 30-minute intervals to provide a convenient viewing schedule for its subscribers.

     - High-Speed Data Services and Internet Access. As a broadband network, cable has the ability to deliver data at a rate substantially faster than the rate currently available over telephone network connections. Upon the commercial availability of cable modems and the completion of the Capital

      Improvement Program, the Company intends to provide high-speed Internet access through services such as @Home. @Home, a joint venture between TCI and Kleiner Perkins Caulfield & Byers, has stated its intent to provide, in conjunction with Netscape Communications Corporation, high-speed data services with superior graphics, original local content, audio and video capability, and a rapid response time, to homes, businesses and schools via an HFC connection to personal computers. Many organizations are developing content which could take advantage of higher speed access and provide improved functionality and graphics, as well as incorporate audio and video content. The Company is actively exploring data transmission opportunities with colleges and universities within its markets and franchise areas. Other data transmission applications include local area network interconnections for businesses, government offices and schools with multiple locations. A potential local area network application would be the interconnection of a hospital to its affiliated physicians and clinics, which could allow for near-instantaneous sharing of images and patient records.

     - Digital Advertisement Insertion. The Company expects to be able to sell more targeted advertising in the future because management believes that advertisers will take advantage of the geographic clustering of the Company's cable television systems, the picture quality of the advertising and the Company's high penetration rates and favorable demographic profiles once the Company is able to digitally insert advertisements and target advertising to individual nodes.

     - Interactive Services. Interactive shopping, additional video games through services such as The SEGA Channel (which is currently offered in all of the Company's systems) and classified advertising are other services which the Company expects to be able to offer following the completion of the Capital Improvement Program. With increased two-way transmission capability, the Company will be able to offer interactive shopping on shop-at-home channels, allowing the subscriber to buy on impulse, which management believes may increase the revenue earned by the Company through commissions on products sold through such channels.

     - Telephony Services. Following completion of the Capital Improvement Program, the Company will be positioned to provide voice services. Potential telephony applications include PCS, residential toll bypass, shared tenant services and local telephony services. Certain of such applications will require a marginal incremental investment of capital by the Company. The Company is exploring opportunities to provide PCS utilizing its broadband network. While the marketing and technical elements of PCS are not well defined, the Company anticipates that PCS will provide customers with mobile voice and data communications.

BRESNAN'S COMMITMENT TO COMMUNITY RELATIONS

     Management believes that maintaining strong community relations will continue to be important to the Company's long-term success. The Company's community-oriented initiatives include educational programs and the sponsorship of programs and events recognizing outstanding local citizens. In addition, certain members of the Company's management team, including William J. Bresnan, host community events for political and business leaders as well as representatives of the local media where they discuss the operations of the Company and any recent developments in the telecommunications industry which may have an impact on their communities. Management believes that its ongoing community relations initiatives result in consumer and governmental goodwill and name recognition, which have increased customer loyalty and will likely facilitate any future efforts to provide new telecommunications services.

     The Company encourages local management to take a leadership role in community and civic activities. The success of the Company's local initiatives was cited in 1992 when the Company received the industry's CTPAA President's Award for excellence in public affairs. Other examples of the Company's community relations activities are as follows:

     - Local Origination Programs. In Midland and Bay City, Michigan, the Company produces local origination programs, including Government Update and Hometown News. Government Update is an interview program with political leaders, including local, state and national government officials, which reinforces the Company's relationship with these important members of the community. Hometown News, which airs in conjunction with CNN Headline News, features local news on people and events. Hometown News has won several awards for programming excellence from the CTPAA and the Michigan Cable Television Association (the "MCTA"). Orchids and Onions, also honored by the MCTA, is a series of editorial opinion spots produced by the Company running in many of the Company's cable television systems in the Michigan Region. The series highlights local people and organizations and serves as a vehicle for the Company to comment on programs and issues that concern the public interest. Certain of the Company's cable television systems televise local sports programs, telethons for the arts, cultural and community activities and governmental public meetings, including City Council sessions and voter forums and debates.

     - Community Relations Programs. Six years ago, the Company created an annual award program in the Upper Peninsula of Michigan to enhance its relationship with the senior citizen community, a significant demographic segment in that market. The Super Senior Award honors senior citizens who have made significant contributions to their communities. Honorees are selected from a pool of senior citizens nominated by local civic organizations, churches, senior centers and friends. The program received statewide attention when Hillary Rodham Clinton and Congressman Bart Stupak presented the Super Senior Awards in June of 1995.

     - Educational and Family Viewing Programs. The Company's Education Program provides certain public and private schools in its franchised areas with free installation and monthly cable service and 500 hours per month of commercial-free educational programming and data services (known as Ingenius-Xchange). The Company recently began a series of community workshops for parents and family members on media literacy skills. The Critical Viewing, or "Take Charge of Your TV," workshops are designed to teach parents and teachers how to critically select programming appropriate for their children to watch. The Company has recently undertaken a partnership with The Discovery Networks to co-sponsor a series of Critical Viewing workshops in all of the communities served by the Company.

      Bresnan has made a commitment to the development of fiber optic distance learning, a method for the delivery of educational and training programs to people located at sites remote from the point of instruction ("Distance Learning"). The objective of this concept is to bring educational equality to all students served by the Company's Distance Learning networks, regardless of how isolated the school or how small the class. Distance Learning provides expanded access to teachers, courses and educational resources. The Company's Distance Learning networks, featuring full-motion video and complete interactive capabilities, currently connect students to approximately 30 educational sites in four major school districts in Michigan's Upper Peninsula. Each school is connected by Bresnan's fiber optic cable and together the four networks contain approximately 260 miles of fiber. The availability of Distance Learning technology enables high schools with as few as 100 students to offer advanced courses, such as Finnish, Japanese, Shakespeare, Advanced Placement Math, Economics and Accounting.

CUSTOMER SATISFACTION

     Bresnan has a long-standing commitment to providing quality customer service. The Company has established stringent internal customer standards, which management believes meet and, in certain respects, exceed those established by the NCTA. The Company offers 24-hour service and 30-day trial periods for new customers, with a money-back guarantee for customers who are not completely satisfied with their cable television service. The Company has been repeatedly recognized by the industry for its commitment to innovative customer service programs. In March of 1996, the Company was the recipient of its fourth Beacon Award from the CTPAA. This year's award recognized Bresnan's "On Time Program" as the outstanding customer relations program by an MSO in the United States.

     In addition to these initiatives, management seeks to serve customers by offering attractive programming choices at reasonable rates and by offering enhanced and new services. Management believes that its customer service efforts have contributed to subscriber growth and ongoing patronage by existing customers.

SALES AND MARKETING

     The Company seeks to increase penetration levels for its basic services, "preferred basic" services, premium services and ancillary services through a variety of promotions and marketing strategies. The Company periodically offers previews and promotional pricing of premium services. Bresnan also seeks to maximize its revenue per subscriber through the use of "tiered" packaging strategies for marketing premium services and developing and promoting niche programming services. The Company telemarkets these tiers and services to its existing subscriber base on a regular basis.

     The Company also promotes its services through a number of innovative programs. Bresnan has recently introduced a marketing campaign with Sprint Corporation to offer a combination of cable television and long distance services. The Company has also used in-store promotions at local retailers to sell The SEGA Channel service. The Company regularly uses advertisements on broadcast channels, with advertising time acquired on a barter basis, to promote its services to the entire community, including to residents who are not cable television subscribers. The Company also promotes its offerings in a quarterly newsletter sent to its subscribers.

     Due to the nature of the communities it serves, Bresnan is able to market its services in ways not typically pursued by urban cable operators. Bresnan is able to market its products and services to its customers at Company offices as a high percentage of the Company's customers, relative to the industry, pay their cable bills in person. Examples of the Company's "in-store marketing" include previews of premium services offered by the Company, posters, brochures and display stands advertising the Company's channels and tiers, display stands that allow customers to try the DMX product and promotional items, such as buttons worn by the Company's customer sales and service representatives, that promote Bresnan's latest marketing initiatives. Bresnan's customer sales and service representatives are encouraged to promote actively all of the Company's product offerings. Bresnan also seeks to generate new subscribers through direct marketing campaigns, with its direct-sales force visiting households that do not subscribe to cable television to market the Company's services. Management believes that its experience in sales and marketing will be valuable as the Company markets new products and services in the future.

PROGRAMMING AND EQUIPMENT SUPPLY

     Many cable television companies enter into contracts to obtain basic and premium programming from program suppliers whose compensation typically is based on a fixed fee per subscriber. Some program suppliers provide volume discount pricing structures or offer marketing support to operators of cable television systems.

     Pursuant to an agreement with SSI, a wholly owned subsidiary of TCI, the Company is able to purchase various programming services at a fixed rate calculated as a percentage in excess of the rate available to TCI, although the Company retains the option to purchase programming directly from other parties in certain limited circumstances. Management believes that these rates are significantly lower than the rates the Company could obtain independently. There can be no assurance that the Company will be able to purchase programming services at these rates in the future. See "Risk Factors -- Loss of

Favorable Programming and Equipment Supply." Programming is the Company's largest single expense item, accounting for approximately 24.9% of total operating costs and expenses during 1995.

     Pursuant to an agreement with CTCI, an affiliate of TCI that negotiates equipment purchase prices on behalf of TCI and its affiliates, CTCI has agreed to make its discounts on purchases of certain equipment necessary to construct and maintain cable television systems available to the Company. Management believes that the rates at which the Company purchases equipment through CTCI are significantly lower than the rates it could obtain independently. There can be no assurance that the Company will continue to receive these equipment discounts in the future. See "Risk Factors -- Loss of Favorable Programming and Equipment Supply."

RATES

     The Company's cable television systems typically offer four levels of programming services: a basic service, a "preferred basic" service, premium services and pay-per-view. As of February 1996, the basic service package consisted of local off-air broadcast channels, regional superstations such as WTBS and public access channels. The number of satellite services offered with the basic service package varies among the Company's cable television systems. As of February 1996, the monthly rate charged for the basic service package averaged $9.80. The "preferred basic" service package consists of satellite-delivered services such as ESPN, MTV, CNN, The Discovery Channel and USA Network, in addition to regional sports services like PASS and Mid-West Sports. As of February 1996, the monthly rate charged for the "preferred basic" service package averaged $12.93 in addition to the monthly rate charged for the basic service package. Effective April 1, 1996, the Company raised its rates on its basic and "preferred basic" service packages which resulted in an average increase of $1.82 per basic subscriber per month, subject to FCC approval. Rates for the "preferred basic" service packages and certain of the basic service packages are currently subject to government regulation. See "Legislation and Regulation."

     The Company's cable television systems also offer premium services, which include HBO, Cinemax, Showtime, The Disney Channel, The Movie Channel and The SEGA Channel. The Company also offers residential DMX as a premium service. While all premium services are not available in all markets, some combination of these services is available in each of the Company's cable television systems. As of February 1996, the individual retail rates for these services ranged from $7.00 to $12.95 per month. Premium service packages, such as Showtime/The Movie Channel/Encore for $11.95 per month and Showtime/The Movie Channel/Encore plus any additional premium service for $18.95 per month, are available in certain of the Company's markets. Rates for premium services are currently exempt from governmental regulation. See "Legislation and Regulation."

     The Company's cable television systems typically offer pay-per-view special events programming and certain of the Company's cable television systems offer two to three channels of pay-per-view feature films. Prices for films range from $2.95 to $5.95. Special event prices vary considerably based on market demand and programming charges.

COMPETITION

     Overbuilds. Operators of cable television systems, including the Company, face competition on a number of fronts, including from other such operators. Under the 1992 Cable Act, franchising authorities are prohibited from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. As a result, the Company's cable television systems are operated under non-exclusive franchises granted by local authorities. Such franchises are subject to renewal and renegotiation from time to time. Operators of cable television systems, including the Company, may therefore experience competition from other operators that overbuild. Municipal authorities, which are permitted under the 1992 Cable Act to operate cable television systems in their communities without franchises, may also seek to compete with the Company by overbuilding. A portion of the Company's Marquette system, which serves Negaunee, Michigan, is overbuilt by the City of

Negaunee, which operates a cable system it had built prior to the Company's acquisition in 1984 of its system in that community. The Company's Negaunee system passes 1,619 homes and has 351 subscribers. The Company estimates that the City of Negaunee's system has approximately 1,000 subscribers. Management cannot predict the extent to which additional competition from overbuilds will materialize or, if such competition materializes, the extent of its effect on the Company.

     Constructing a competing cable television system is a capital intensive process for which the Company believes there can be no assurance of realizing a return on investment within an acceptable time period. The Company believes that, to be successful, a competitor's overbuild would be required to serve a distinct and/or significant portion of the cable television market in the overbuild area on a more cost-efficient basis than the Company, as the existing cable operator, and that any such overbuild operator would require facilities then in place capable of transmitting cable television programming, or have significant access to capital.

     Broadcast Television. In most of the areas served by the Company's cable television systems, a variety of terrestrial broadcast television programming can be received off-air. Typically, there are three to ten VHF/UHF broadcast channels that provide local, network and syndicated programming free of charge. However, the quality of the reception is often poor and the selection of programming generally quite limited. As such, management does not believe that off-air broadcast television has a material impact on the operation of the Company's cable television systems. In addition, certain of the Company's cable television systems in Marshall, Montevideo, and Duluth, Minnesota face competition from UHF low power television service operators that provide services for approximately $30 per month.

     Alternative Video Distribution Systems. Cable television operators, including the Company, also face competition from companies that provide video programming using alternative technologies for receiving and distributing television signals. Such current and potential competitors include operators of DBS, MMDS, and MATV and SMATV systems.

     DBS systems, which distribute programming to home satellite dishes, and MMDS systems, which distribute programming via microwave, currently constitute the most prevalent form of competition for traditional cable television systems. Establishing a DBS or MMDS network is less capital intensive than building a traditional cable television system, primarily due to the lack of reliance on cable television plant. DBS systems typically have an advantage in areas of lower population density. Providers of programming via these non-cable technologies have the potential to compete directly with cable television systems in urban areas as well, and in some areas of the country, DBS systems are in direct competition with cable television systems.

     DBS. Currently, there are three DBS providers that have launched services that compete, in certain instances, with the cable television services provided by the Company in its service areas: PrimeStar (except as described below), DirecTV Inc. and United States Satellite Broadcasting Co., Inc. ("USSB"). AlphaStar, EchoStar and MCI/News Corp. have announced, and others may announce, intentions to enter into the DBS market and may offer DBS services within the Company's service areas. Competitors providing DBS services carry approximately the same number of channels that the Company does on its "preferred basic" tier, which is the comparable service offering, excluding local off-air signals, except that USSB carries only a basic tier and premium services. Programming channel packages offered by DBS providers are generally more expensive than the Company's "preferred basic" tier. The Company believes that its "preferred basic" services will continue to have a competitive advantage over DBS because:
(i) the up-front equipment and installation costs to the subscriber associated with DBS technology have traditionally been significantly higher than the installation of cable, ranging from approximately $300 to $900 (depending upon the provider and excluding PrimeStar, which leases equipment to its customers) per installation as opposed to an average of approximately $27 for the Company's cable installation; (ii) within the Company's service areas, DBS providers cannot broadcast any local off-air signals; and (iii) without a significant investment in additional equipment, subscribers for DBS services may receive only one channel on all television sets in the same house at any one time, while cable service subscribers' access to programming on more than one television set at any one time is not so limited.

     The Company has been appointed as a master agent of PrimeStar by TCI to offer PrimeStar's medium powered DBS services to customers in the Company's markets in Georgia and in the majority of the Company's markets located in the Michigan Region. In these markets, the Company's principal objective in offering DBS services is to provide video programming services to satisfy customer demand that cannot be met economically by the Company's existing cable plant. In its role as master agent, the Company is paid a percentage of revenue for a period of five years as a commission for the sale of the service and is reimbursed for its expenses related to service calls. In addition, the Company offers DBS services outside of the service area of its cable television systems, but cannot offer such services in Mississippi, certain parts of Minnesota and other areas in which other members of the PrimeStar consortium have the right to provide such services.

     MMDS. The Company also faces competition from Microcom Corporation ("Microcom"), a corporation that provides MMDS services. Microcom's maximum potential service area covers a portion of the Company's cable television system in Bay City, Michigan. Management believes, however, that a number of households in Microcom's service area cannot be reached because of terrain and elevation obstructions. Microcom currently offers one package of service consisting of approximately 33 channels with no off-air broadcast channels.

     MMDS generally is less expensive for subscribers than cable television due in large part to the fewer number of channels it offers. Recent amendments to FCC regulations enable MMDS systems to compete more effectively with cable television systems by making available additional channels to the MMDS industry and by refining the procedures through which MMDS licenses are granted. In addition, the 1992 Cable Act generally prohibited an operator of a cable television system from holding an FCC MMDS license in its franchised cable service area. The Telecommunications Act allows such common ownership where the cable operator is subject to "effective competition."

     At this time, the Company does not view MMDS as a significant competitive service, although it expects that this could change if advances in digital wireless technology significantly expand MMDS channel capacity and quality of service. Although the channel capacity of MMDS systems is limited, it is expected that developments in compression technology will enable MMDS operators to provide a sufficient number of channels that, while fewer than the number of channels that are expected to be provided by cable television systems using HFC technology, may nevertheless be attractive to subscribers. However, a digitally-compressed MMDS service will require hardware similar to that currently used by DBS providers, necessitating a significant up-front expenditure on the part of the subscriber. MMDS services are subject to other limitations similar to those affecting DBS services as a result of which cable television systems currently enjoy certain competitive advantages over non-cable providers.

     To date, the Company believes that it has not lost a significant number of subscribers, nor a significant amount of revenue, to DBS or MMDS operators competing with the Company's systems. There can be no assurance, however, that competition from these technologies will not have a negative impact on the Company's business in the future. See "Risk Factors -- Competition."

     MATV and SMATV. MATV and SMATV systems are essentially small, closed cable television systems which operate within hotels, apartment complexes, condominium complexes and individual residences. Due to the widespread availability of earth stations, such private cable television systems can offer both improved reception of local television stations and many of the same satellite-delivered program services which are offered by franchised cable television systems. MATV and SMATV systems currently benefit from operating advantages not available to franchised cable television systems, including fewer regulatory burdens and no requirement to service low density or economically depressed communities.

     By reducing the regulations affecting the cable television industry, the Telecommunications Act may reduce some of the advantages that have previously been enjoyed by MATV and SMATV providers.

However, since MATV and SMATV systems generally do not fall within the 1992 Cable Act's definition of a "cable system," such services may be exempt from other requirements of the 1992 Cable Act that were not amended by the Telecommunications Act and which therefore still impact cable television operators. Furthermore, it is possible that as a result of the expansion under the Telecommunications Act of the scope of entities which are exempt from regulation as "cable systems," MATV and SMATV systems currently regulated as "cable systems" may become exempt from regulation under the Communications Act (including regulation under the 1984 and 1992 Cable Acts). Exemption from regulation may provide a competitive advantage to certain of the Company's current and potential competitors.

     Telephone Companies. A number of RBOCs and other telephone companies in the United States are in the process of entering the cable television business. On a limited basis, certain RBOCs have already purchased or built, and are operating, cable television systems. The RBOCs have significant access to capital and several have expressed their intention to enter the video-to-home business as an adjunct to their existing voice and data transmission businesses. In addition, RBOCs and other telephone companies are exploring ways to deliver video programming over their existing plant. See "Risk Factors -- Competition."

     The Telecommunications Act allows LECs to provide a wide variety of video services competitive with services provided by cable television systems and, in contrast with previously existing restrictions, to provide video programming directly to customers in their local telephone service areas, with some regulatory safeguards. See "Legislation and Regulation." Moreover, some video programming services which LECs are authorized to provide, such as "open video systems," do not require local franchises. The Telecommunications Act permits telephone companies to provide competitive video programming through several means. See "Legislation and Regulation."

     Most of the Company's cable television assets are located in the operating areas of three of the RBOCs. It is not clear at this time whether any of such RBOCs intend to compete with the Company directly or by constructing hardwired broadband systems within the Company's area of operation. The Company is unable to predict whether and to what extent any of such RBOCs, or any other telephone company, will seek to compete directly with the Company, or the effect that any such competition will have on the Company's business.

     Public Utility Holding Companies. The Telecommunications Act also authorizes registered utility holding companies and their subsidiaries to provide video programming services, notwithstanding the applicability of the Public Utility Holding Company Act. See "Legislation and Regulation."

     Other Competition. In addition to the competition described above, cable television operators, including the Company, face competition from other communications and entertainment media, including conventional off-air radio broadcasting services, newspapers, movie theaters, live sports events and home video products. Other new technologies may soon compete with the non-entertainment services that cable television systems now or will soon be able to offer, as well as with cable television services. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. The Company cannot predict the effect that ongoing or future developments might have on the cable television industry generally or on the Company specifically.

FRANCHISES

     As of March 31, 1996, the Company held 217 cable television franchises. These franchises often provide for the payment of fees to the issuing authority, which is usually a local government. The Cable Communications Policy Act of 1984 (the "1984 Cable Act") prohibits franchising authorities from imposing annual franchise fees in excess of 5% of the gross revenues attributable to subscribers located in the franchise area and also permits the operator of a cable television system to seek renegotiation and modification of franchise requirements if warranted by changed circumstances. For the three years ended December 31, 1995, franchise fee payments made by the Company have averaged approximately 2.8% of gross cable television revenues.

     The 1984 Cable Act provides for an orderly franchise renewal process, and it establishes comprehensive renewal procedures which require that an incumbent franchisee's renewal application be assessed on its own merit and not as part of a comparative process with competing applications. A franchising authority may not unreasonably withhold the renewal of a franchise. If a franchise renewal is denied and the system is acquired by the franchising authority or a third party, then such franchising authority or other purchaser must pay the operator the "fair market value" for the system covered by the franchise. See "Legislation and Regulation."

     The Company has never had a franchise revoked and management believes that its franchise relationships are satisfactory.

PROPERTIES

     The Company's principal physical assets consist of cable television plant and equipment, including signal receiving, encoding and decoding devices, headend reception facilities, distribution systems and customer drop equipment for each of its cable television systems. The Company's cable television plant and related equipment are generally attached to utility poles under pole rental agreements with local public utilities and telephone companies, and in certain locations are buried in underground ducts or trenches. The physical components of the Company's system require maintenance and periodic upgrading to keep pace with technological advances.

     The Company owns or leases real property for signal reception sites and business offices in many of the communities served by its systems and for its principal executive offices. The Company owns most of its service vehicles.

     Management believes that its properties are in good operating condition and are suitable and adequate for the Company's business operations.

LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings, all of which have arisen in the ordinary course of business. Management does not believe that any of such proceedings will have a material adverse effect on the financial condition or results of operations of the Company. See "Legislation and Regulation -- Federal Regulation -- Other Matters."

EMPLOYEES

     As of May 1, 1996, the Company had 438 employees (including employees compensated by BCI and BMSI) at 22 locations, 396 of which were full-time. Of the 438 employees, 40 were covered by collective bargaining agreements at three locations. The collective bargaining agreements expire on September 15, 1996, February 28, 1997 and July 31, 1997. Additionally, the Company is in the process of negotiating a collective bargaining agreement at three additional locations which will cover 47 employees. The Company considers its relationship with its employees to be satisfactory.

                           LEGISLATION AND REGULATION

     The cable television industry is subject to extensive regulation under federal law by Congress and the FCC, and is additionally regulated by some state governments and substantially all local governments. Various legislative and regulatory proposals under consideration from time to time by Congress and various federal agencies may in the future materially affect regulation of the cable television industry.

     The four most significant pieces of federal legislation that affect the cable television industry are the Communications Act, the 1984 Cable Act, the 1992 Cable Act and the Telecommunications Act. The following is a summary of these laws and other significant federal laws and regulations which affect the growth and operation of the cable television industry, as well as a description of certain state and local laws.

FEDERAL STATUTORY LAW

     The 1984 Cable Act became effective on December 29, 1984. This federal statute, which amended the Communications Act, created uniform national standards and guidelines for the regulation of cable television systems. The 1984 Cable Act was amended in many respects by the 1992 Cable Act, which was enacted by Congress on October 5, 1992. The 1992 Cable Act significantly changed the regulatory environment in which participants in the cable industry operate. Principal responsibility for implementing the policies of the 1984 Cable Act and the 1992 Cable Act is allocated between the FCC and state or local franchising authorities. The 1992 Cable Act and the FCC's implementing regulations allowed for a greater degree of regulation of the cable television industry than had previously been in effect with respect to, among other things: (i) cable television system rates for both basic and certain non-basic services; (ii) program access and exclusivity arrangements; (iii) access to cable channels by unaffiliated programming services; (iv) leased access terms and conditions; (v) horizontal and vertical ownership of cable television systems; (vi) customer service requirements; (vii) franchise renewals; (viii) television broadcast signal carriage and retransmission consent; (ix) technical standards; (x) customer privacy; (xi) consumer protection matters; (xii) cable equipment compatibility; (xiii) obscene or indecent programming; and (xiv) requirements that subscribers subscribe to tiers of service other than the basic service tier as a condition of purchasing premium services.

     Additionally, the 1992 Cable Act and the FCC's implementing regulations encouraged competition with existing cable television systems by allowing municipalities to own and operate their own cable television systems without having to obtain a franchise, preventing franchising authorities from granting exclusive franchises or unreasonably refusing to award additional franchises covering an existing cable television system's service area and prohibiting, with certain exceptions, the common ownership of cable television systems and MMDS or SMATV systems located in the same service areas. The Telecommunications Act modified the cross-ownership restrictions. See "-- Recent Telecommunications Legislation -- Cross Ownership; Reduced Regulations." The 1992 Cable Act and the FCC's implementing regulations also precluded operators of cable television systems affiliated with video programmers from favoring such programmers in determining carriage on their cable systems or from unreasonably restricting the sale of their programming to other multichannel video distributors.

     In a significant recent development, the Telecommunications Act of 1996 became law on February 8, 1996. The Telecommunications Act materially alters federal, state and local laws pertaining to cable television, telecommunications and other services. The new legislation generally deregulates rates for CPS packages within three years, and in less than three years with respect to certain small cable operators and cable operators that face video competition from LECs. The Company's "preferred basic" services are classified as CPS packages. The Telecommunications Act encourages additional competition in the video programming industry by, among other things, allowing LECs, including the RBOCs and their subsidiaries, to provide video programming in their own telephone service areas, in competition with operators of cable television systems.

FEDERAL REGULATION

     The FCC, the principal federal regulatory agency with jurisdiction over the cable television industry, has promulgated regulations covering a number of matters relevant to the cable industry. The FCC has the authority to enforce these regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities frequently used in connection with cable operations. A brief summary of the most significant of these federal regulations and, where applicable, the effect of the Telecommunications Act on such regulations follows.

     RATE REGULATION

     The 1984 Cable Act codified existing FCC preemption of rate regulation for premium channels and optional nonbasic service packages. The 1984 Cable Act also deregulated basic service rates for cable television systems determined by the FCC to be subject to "effective competition." The 1992 Cable Act replaced the FCC's old standard for determining "effective competition," under which most cable television systems were exempt from local rate regulation, with a statutory provision that subjected nearly all cable television systems to local regulation of basic service rates. The Telecommunications Act expands the definition of "effective competition" to include any franchise area in which an LEC (or an affiliate thereof) provides video programming services to subscribers by any means, other than through DBS services. In order to qualify as "effective competition," such LEC must provide programming services "comparable" to services provided by operators of cable television systems in the franchise area.

     Additionally, the 1992 Cable Act: (i) authorized the FCC to adopt a formula to be applied by franchising authorities to ensure that basic service rates are reasonable; (ii) allowed the FCC to review rates for CPS packages (other than per-channel or per-program services) in response to complaints filed by franchising authorities and/or cable customers; (iii) prohibited cable television systems from requiring subscribers to purchase service tiers above the basic service tier in order to purchase premium services where the relevant system is technically capable of providing such services; (iv) required the FCC to adopt regulations to establish, on the basis of actual costs, prices for the installation of cable service, remote controls, converter boxes and additional outlets; and (v) allowed the FCC to impose restrictions on the retiering and rearrangement of cable services under certain limited circumstances.

     Notwithstanding the enactment of the Telecommunications Act, certain rate regulation provisions under the 1992 Cable Act remain in effect for operators of cable television systems subject to rate regulation, such that basic service rates remain subject to regulation by local franchising authorities, except, in certain instances, with respect to certain small cable operators. The Telecommunications Act immediately eliminates regulation of rates for CPS packages for a defined class of "small cable operators." Rates for the basic service tiers of small cable operators are deregulated if their systems offered only a single tier of services as of December 31, 1994. To qualify as a "small cable operator," the operator (including affiliates) must serve in the aggregate fewer than one percent of all subscribers located in the United States and have affiliate gross revenues not exceeding $250.0 million. The exception applies in any franchise area in which the operator serves 50,000 or fewer subscribers. The Company does not believe that it would qualify as a "small cable operator" under the Telecommunications Act due to the fact that it would likely be deemed to have "affiliate gross revenues" exceeding $250.0 million as a result of its affiliation with TCI. Therefore, under the Telecommunications Act, the Company's systems continue to be subject to basic service rate regulation in jurisdictions where the local franchising authorities have been certified to regulate rates. The Company's systems are also subject to regulation of rates for CPS packages until the statutory repeal of such regulation on March 31, 1999, as described below.

     The Telecommunications Act eliminates regulation of rates for CPS packages for all cable operators as of March 31, 1999. In the interim, regulation of rates for CPS packages can only be triggered if a franchising authority complaint based on more than one subscriber complaint is made with the FCC within 90 days after a rate increase. These Telecommunications Act provisions should materially alter the applicability of FCC rate regulations adopted under the 1992 Cable Act.

     The Telecommunications Act relaxes the uniform rate requirements of the 1992 Cable Act, which required an operator of cable television systems to have a uniform rate structure for the provision of cable services throughout the geographic area in which the operator provides cable service. Specifically, the new legislation clarifies that the uniform rate provision does not apply where an operator of a cable television system faces "effective competition." In addition, bulk discounts to multiple dwelling units are exempted from the uniform rate requirements. However, complaints may be made to the FCC against operators of cable television systems not subject to effective competition for "predatory" pricing (including with respect to bulk discounts to multiple dwelling units). The Telecommunications Act also permits operators of cable television systems to aggregate, on a franchise, system, regional or company level, its equipment costs in broad categories. The Telecommunications Act is also expected to facilitate the rationalization of equipment rates across jurisdictional boundaries. However, these cost-aggregation rules do not apply to the limited equipment used by subscribers who only receive basic service. The FCC is engaged in a rulemaking proceeding to implement the cost-aggregation provisions.

     The FCC has adopted rules designed to implement the 1992 Cable Act's rate regulation provisions. The FCC's revised regulations contain standards for the regulation of basic service rates and rates for CPS packages (other than per-channel or per-program services). The revised rate regulations adopt a benchmark price cap system for measuring whether existing basic service rates and rates for CPS packages are reasonable, and provide a formula for evaluating future rate increases. Alternatively, operators of cable television systems have the opportunity to make cost-of-service showings which, in some cases, can justify rates above the applicable benchmarks. The rules also require that charges for cable-related equipment (e.g., converter boxes and remote control devices) and installation services be unbundled from the provision of cable service, and that charges for such equipment be based instead upon actual cost thereof plus a reasonable profit. The FCC's regulations require that charges for equipment and installation services be recalculated annually and adjusted accordingly.

     Under the 1992 Cable Act and the FCC's implementing regulations, local franchising authorities and/or the FCC were empowered, where appropriate, to order a reduction of existing rates which exceed the maximum permitted level for either basic services and/or CPS packages and associated equipment. In addition, refunds could be required. In general, the reduction of existing basic service rates and rates for CPS packages under the original rate regulations would be an amount equal to the greater of (i) the applicable benchmark level or (ii) the rates in force as of September 30, 1992, minus 10%; in both cases an adjustment forward was allowed for inflation. The March 1994 regulations required an aggregate reduction of as much as 17%, adjusted forward for inflation, from the rates in force as of September 30, 1992. The regulations also provided that future rate increases may not exceed an inflation-indexed amount, plus increases in certain costs beyond the cable operator's control, such as taxes, franchise fees and increased programming costs. These regulations went into effect in July 1994. Cost-based adjustments to these capped rates may also be made in the event an operator of cable television systems adds or deletes channels. The November 10, 1994 amendments to FCC regulations incorporated an alternative method for adjusting the rates charged for regulated CPS packages when new services are added. This method allowed operators of cable television systems to increase the monthly rate to each subscriber by as much as $1.50 over a two-year period to reflect the addition of up to six new channels of service on regulated CPS packages (an additional increase of $0.25 was permitted in the third year if a seventh channel was added). In addition, new product tiers consisting of services new to the cable television system could be created free of rate regulation as long as certain conditions were met, including a prohibition against moving services from existing tiers to the new tier.

     Some FCC actions initiated after the 1992 Cable Act and prior to the Telecommunications Act may have had a beneficial effect on the revenue and cash flow of operators of cable television systems. First, the FCC adopted a procedure under which operators of cable television systems can file abbreviated cost-of-service showings for system rebuilds and upgrades, the result of which can be a permitted increase in regulated rates to allow recovery of those costs. Second, the FCC adopted a new procedure for the annual pass-through of increases in certain external costs, such as programming costs, under which operators of cable television systems can increase rates based on actual and anticipated cost increases for the coming year. This procedure is an alternative to the previous methodology, which permitted only those cost increases already incurred to be passed through on a quarterly basis.

     In November 1995, the FCC proposed to provide operators of cable television systems with the option of establishing uniform rates for similar service packages offered in multiple franchise areas located in the same region. Under the FCC's current rules, operators of cable televisions systems subject to rate regulation are required to establish rates on a franchise-specific basis. The proposed rules could lower such operators' marketing costs and also allow operators to respond better to competition from alternative providers. The Company is unable to predict if these proposed rules will ultimately be promulgated by the FCC and, if they are promulgated, their effect on the Company.

     "ANTI-BUY THROUGH" PROVISIONS

     The 1992 Cable Act and corresponding FCC regulations allow customers to purchase video programming which is offered on a per channel or per program basis without having to subscribe to any service other than the basic service, subject to available technology. The available technology exception sunsets on October 5, 2002. Most of the Company's cable television systems do not have the technological capability to offer programming in the manner required by the 1992 Cable Act and currently are exempt from complying with the requirement. Management cannot predict the extent to which this provision of the 1992 Cable Act and the corresponding FCC rules may cause customers to discontinue their subscriptions for optional CPS packages in favor of the less expensive basic cable service.

     CARRIAGE OF BROADCAST TELEVISION SIGNALS

     The 1992 Cable Act allows commercial television broadcast stations which are "local" to a cable television system to elect every three years either (i) to require the cable television system to carry the station, subject to certain exceptions (known as the "must carry" requirement), or (ii) to deny the cable television system the right to carry the station without the station's express consent (known as "retransmission consent"). Local noncommercial television stations are also given mandatory carriage rights, subject to certain exceptions, but are not given the option to negotiate retransmission consent for the carriage of their signal. In addition, cable television systems must obtain retransmission consent for the carriage of all "distant" commercial broadcast stations, except for certain "superstations," i.e., commercial satellite-delivered independent stations such as WTBS, WGN, and WWOR-TV. The legality of these "must-carry" provisions is currently under judicial review. Invalidation of the "must-carry" provisions would enable operators of cable television systems, subject to contractual commitments, to replace the carriage of any or all local broadcast stations with other programming. However, the outcome of the pending judicial review cannot be predicted.

     DELETION OF CERTAIN PROGRAMMING

     Cable television systems that have 1,000 or more customers must, upon the appropriate request of a local television station, delete the simultaneous or nonsimultaneous network programming of a distant station when such programming has also been contracted for by the local station on an exclusive basis. FCC regulations also enable television stations that have obtained exclusive distribution rights for syndicated programming in their market to require a cable television system to delete or "black out" such programming from other television stations which are carried by the cable television system.

     RENEWAL OF FRANCHISES

     The 1984 Cable Act established renewal procedures and criteria designed to protect incumbent franchisees against arbitrary denials of renewal. While these formal procedures are not mandatory unless timely invoked by either the operator of the cable television system or the franchising authority, they can provide substantial protection to incumbent franchisees. Notwithstanding the renewal process, franchis-ing authorities and operators of cable television systems remain free to negotiate a renewal outside the formal process. Nevertheless, renewal is by no means assured, as the franchisee must meet certain statutory standards if the formal renewal procedures are invoked. Even if a franchise is renewed, a franchising authority may impose new and more onerous requirements, such as requiring upgrades to facilities and equipment, although the municipality must take into account the cost of meeting such requirements.

     The 1992 Cable Act made several changes to the process under which an operator of cable television systems may seek to enforce its renewal rights. These changes could make it easier in some cases for a franchising authority to deny renewal. Under the 1992 Cable Act, franchising authorities may consider the "level" of programming service provided by an operator of cable television systems in deciding whether to renew. For alleged franchise violations occurring after December 29, 1984, franchising authorities are no longer precluded from denying renewal based on failure to substantially comply with the material terms of the franchise where the franchising authority has "effectively acquiesced" to such past violations. Rather, the franchising authority is estopped if, after giving the operator notice and opportunity to cure, it fails to respond to a written notice from the operator of its failure or inability to cure. Courts may not reverse a denial of renewal based on procedural violations found to be "harmless error."

     CHANNEL SET-ASIDES

     The 1984 Cable Act permits local franchising authorities to require operators of cable television systems to set aside certain channels for public, educational and governmental access programming. The 1984 Cable Act further requires cable television systems with thirty-six or more activated channels to designate a portion of their channel capacity for commercial leased access by unaffiliated third parties. The channels set aside may be utilized for other activities until utilized for such programming. While operators of cable television systems are permitted to set reasonable leased access rates, the FCC has established a formula for determining maximum reasonable rates, as required under the 1992 Cable Act. The FCC is presently engaged in a proceeding in which it may alter the leased access rate formula. The FCC has tentatively concluded that the current formula overcompensates operators of cable television systems. Therefore, the FCC is considering changes in its leased access rate rules that may result in operators of cable television systems being compensated less for leased access. In this proceeding, the FCC is also considering requiring operators of cable television systems to reserve a portion of their leased access capacity for not-for-profit programmers and/or establishing special preferential rates for such programmers. The Company cannot predict the outcome of this proceeding or its effect on the Company.

     EQUAL EMPLOYMENT OPPORTUNITY

     The 1984 Cable Act includes provisions to ensure that minorities and women are provided equal employment opportunities within the cable television industry. The statute requires the FCC to adopt reporting and certification rules that apply to all operators of cable television systems with more than five full-time employees. Pursuant to the requirements of the 1992 Cable Act, the FCC has imposed more detailed annual Equal Employment Opportunity ("EEO") reporting requirements on operators of cable television systems and has expanded those requirements to all multichannel video service distributors. Failure to comply with the EEO requirements can result in the imposition of fines and/or other administrative sanctions, or may, in certain circumstances, be cited by a franchising authority as a reason for denying a franchisee's renewal request.

     TECHNICAL REQUIREMENTS

     The FCC has imposed technical standards applicable to all channels on which downstream video programming is carried, and has prohibited franchising authorities from adopting standards which are in conflict with or more restrictive than those established by the FCC. The Telecommunications Act provides that local and state authorities may not prohibit, restrict or condition a cable television system's use of any transmission technology or subscriber equipment. In order to prevent harmful interference with aeronautical navigation and safety radio services, the FCC also has adopted additional standards applicable to cable television systems using frequencies in the 108-137 MHz and 225-400 MHz bands and established limits on cable television system signal leakage. Periodic testing by cable operators for compliance with these technical standards and signal leakage limits is required.

     The FCC has adopted regulations to implement the requirements of the 1992 Cable Act designed to improve the compatibility of cable television systems and consumer electronics equipment. These regulations, inter alia, generally prohibit operators of cable television systems from scrambling their basic service.

     OTHER MATTERS

     FCC regulations also address numerous other matters, including a cable television system's carriage of local sports programming, franchise fees, pole attachments, home wiring, customer service, rules applicable to origination cablecasts governing political programming, rates charged to political candidates, personal attacks, sponsorship identification, lottery information and limitations on advertising contained in children's programming.

     The Company is presently the subject of various proceedings before the FCC regarding rates charged to subscribers for both basic service and CPS packages, none of which management believes to be material to the Company's operations. From time to time, the Company may be the subject of other proceedings before the FCC. The Company cannot predict the outcome of any pending proceedings or any other proceeding that may be before the FCC in the future.

RECENT TELECOMMUNICATIONS LEGISLATION

     The Telecommunications Act materially alters federal, state and local laws and regulations pertaining to cable television, telecommunications and other services. In addition to the amendments previously discussed herein, the legislation also allows additional competition in video programming by telephone companies and public utility companies, and makes other revisions to the Communications Act, including to amendments made to the Communications Act by the 1984 and the 1992 Cable Acts.

     TELEPHONE COMPANY PROVISION OF VIDEO PROGRAMMING

     The Telecommunications Act repeals the statutory ban against telephone companies providing video programming services in their telephone service areas. Therefore, the Telecommunications Act permits telephone companies to compete directly with operators of cable television systems. The FCC's video dialtone regulations have also been repealed. However, such repeal does not affect the status of video dialtone services offered prior to the effective date of the Telecommunications Act. Under the new legislation, LECs, including the RBOCs and their subsidiaries, will be allowed to compete with operators of cable television systems, including the Company, both inside and outside the LECs' telephone service areas. The new legislation recognizes several means by which telephone companies may opt to provide competitive video programming, each of which may subject the telephone company to different regulation.

     If a telephone company provides video programming services via radio communications, it will be regulated under Title III of the Communications Act (the general sections governing use of the airwaves), rather than under Title VI (cable regulation). If a telephone company provides common carriage transport of video programming, it will be subject to the requirements of Title II of the Communications Act (the general common carrier provisions), rather than Title
VI. Telephone companies providing video programming through any other means (other than as an "open video system," as described below) will be regulated under Title VI.

     The Telecommunications Act replaces the FCC's video dialtone rules (which allowed LECs to provide an electronic, common carrier platform permitting consumer access to video programs, information services and other communications services made available by a multiplicity of competitive service providers) with an "open video system" plan by which telephone companies can provide video programming service in their telephone service areas. Telephone companies that comply with the FCC's open video system regulations (which must be prescribed within six months from enactment) will be subject to a relaxed regulatory scheme. In particular, the open video system requirements will replace regulation under Title II of the Communications Act.

     The FCC is directed to prescribe rules that prohibit open video systems from discriminating among video programming providers with regard to carriage, and that ensure that open video system rates, terms, and conditions for service are reasonable and not unjustly or unreasonably discriminatory. The FCC must also adopt regulations prohibiting an open video system operator and its affiliates from occupying more than one-third of the system's activated channels when demand for channels exceeds supply. The Telecommunications Act also mandates open video system regulations that (i) permit the operator to use channel-sharing arrangements, (ii) extend to open video systems the FCC's sports exclusivity, network non-duplication and syndicated exclusivity regulations and
(iii) prohibit the operator from unreasonably discriminating in its own favor in the way information about programming is presented or provided to subscribers. Open video systems will be subject to the authority of local governments to manage public rights-of-way. Local franchising authorities may require open video system operators to pay franchise-type fees, which may not exceed the rate at which franchise fees are imposed on any operator of cable television systems in the corresponding franchise area. The FCC is presently engaged in a rulemaking proceeding regarding open video system regulations.

     BUYOUTS

     The Telecommunications Act generally prohibits buyouts of cable television systems (including any ownership interest of such systems exceeding 10%) by LECs within an LEC's telephone service area, buyouts by operators of cable television systems of LEC systems within a cable operator's franchise area, and joint ventures between operators of cable television systems and LECs in the same markets. There are some statutory exceptions, including a rural exemption which permits buyouts in which the purchased system serves a non-urban area with fewer than 35,000 inhabitants. Also, the FCC may grant waivers of the buyout provisions in cases where (i) the operator of a cable television system or the LEC would be subject to undue economic distress if such provisions were enforced, (ii) the system or facilities would not be economically viable in the absence of a buyout or a joint venture or (iii) the anticompetitive effects of the proposed transaction are clearly outweighed by the transaction's effect in light of community needs. The respective local franchising authority must approve any such waiver.

     PUBLIC UTILITY COMPETITION

     The Telecommunications Act also authorizes registered utility holding companies and their subsidiaries to provide video programming services, notwithstanding the Public Utility Holding Company Act. In order to take advantage of the new legislation, public utilities must establish separate subsidiaries through which to operate any cable operations. Such utility companies must also apply to the FCC for operating authority.

     CROSS-OWNERSHIP; REDUCED REGULATIONS

     The Telecommunications Act makes several other changes to relax ownership restrictions and regulation of cable television systems. The Telecommunications Act repeals the 1992 Cable Act's three-year holding requirement pertaining to sales of cable television systems. The statutory broadcast/cable cross-ownership restrictions imposed under the 1984 Cable Act have been eliminated, although the FCC's regulations prohibiting broadcast/cable common-ownership currently remain in effect. The SMATV/cable cross-ownership and the MMDS/cable cross-ownership restrictions have been eliminated for operators of cable television systems subject to "effective competition."

     The Telecommunications Act may also exempt certain of the Company's competitors from regulation as cable systems. The new legislation amends the definition of a "cable system" under the Communica-tions Act so that competitive providers of video services will be regulated and franchised as "cable systems" only if they use public rights-of-way. Thus, a broader class of entities (including some entities which may be in competition with the Company) providing video programming may be exempt from regulation as cable television systems under the Communications Act.

     POLE ATTACHMENTS

     The Telecommunications Act also alters the scheme pertaining to pole attachment rates (rates charged by telephone and utility companies for usage of their poles in the delivery of cable and non-cable services). Under the new legislation, the current method for determining such rates will continue to be applicable for a period of five years. The FCC will establish a new formula for rates charged with respect to poles that are used by operators of cable television systems for non-cable telecommunications services, which could result in higher pole attachment rates for such operators, including the Company. Any increases pursuant to this new formula may not begin for five years, and will be phased in by equal increments over years five through ten. However, the new FCC formula will not apply in states which certify that they regulate pole attachment rates.

     MISCELLANEOUS REQUIREMENTS

     The Telecommunications Act also imposes new requirements on operators of cable television systems, including an obligation, upon request, to fully scramble or block at no charge the audio and video portion of any channel not specifically subscribed to by a household. In addition, it requires that sexually explicit programming be scrambled, blocked or restricted to those hours of the day when children are unlikely to view the programming, as determined by the FCC. A federal court has temporarily stayed enforcement of this provision pending further consideration of a constitutional challenge. If the provision is held to be constitutional, it could increase operating expenses for operators of cable television systems, including the Company, and provide a competitive advantage to less regulated providers of video programming services. The Telecommunications Act also directs the FCC to adopt regulations that ensure, with certain exceptions, that video programming is fully accessible through closed captioning. The FCC is presently engaged in a proceeding to establish regulations to implement such closed captioning requirements.

FCC IMPLEMENTATION OF THE TELECOMMUNICATIONS ACT

     The FCC is presently, and will be, engaged in numerous proceedings to implement various provisions of the Telecommunications Act. In addition to the proceedings previously discussed herein, the FCC has recently initiated a proceeding to implement most of the cable-related reform provisions of the Telecommunications Act.

     In this proceeding, the FCC has set forth certain interim rules to govern while the FCC completes its implementation of the cable-related reform provisions of Telecommunications Act. Among other things, the FCC is requiring on an interim basis that for an LEC to be deemed to be offering "comparable" programming, such programming must include the signals of local broadcasters. Cable television systems that meet all of the relevant criteria of the new "effective competition" test are exempt from rate regulation as of February 8, 1996 (the date the Telecommunications Act was signed into law by President Clinton). Cable television systems may file a petition with the FCC at any time for a determination as to whether "effective competition" exists.

     The FCC has also established interim rules governing the filing of rate complaints regarding CPS packages by local franchising authorities. Local franchising authorities may file rate complaints with the FCC when the local franchising authorities receive more than one subscriber complaint concerning an operator's rate increase within 90 days of the date such increase becomes effective. If the local franchising authority receives more than one such subscriber complaint and decides to file its own complaint with the FCC, it must do so within 180 days of the date the rate increase becomes effective. Before filing a complaint with the FCC, the local franchising authority must first provide the operator of the cable television system written notice of its intent to do so and must give the operator a minimum of 30 days to file the relevant FCC forms used to justify a rate increase with the local franchising authority. The local franchising authority must then forward its complaint and the operator's response to the FCC within the 180 day deadline. The FCC must issue a final order within 90 days of the date it receives a local franchising authority complaint.

     In addition to the interim rules discussed above and other miscellaneous interim rules, the FCC is also engaged in a rulemaking proceeding to create and implement final rules relating to the cable-related reform provisions of the Telecommunications Act. Among other issues, the FCC is considering whether to establish the LEC market share that must be satisfied before such LEC will be deemed to constitute "effective competition" to an incumbent operator of cable television systems, which would free the operator from rate regulation. The Company cannot predict the outcome of this FCC proceeding or its ultimate effect on the Company.

     In a significant recent development, in April 1996, the FCC adopted an order affirming that for the purpose of calculating the amount of franchise fees (which are limited to 5% of an operator's gross revenues derived from the operation of the cable television system), a franchising authority may not include in the calculation the franchise fees an operator of cable television systems collects from its subscribers.

     Certain provisions of the Telecommunications Act could materially affect the growth and operation of the cable television industry and the cable services provided by the Company. Although the new legislation may substantially lessen regulatory burdens, the cable television industry may be subject to additional competition as a result thereof. See "Business -- Competition." There are numerous rulemakings to be undertaken by the FCC which will interpret and implement the provisions of the Telecommunications Act. In addition, certain provisions of the new legislation (such as the deregulation of rates for CPS packages) will not immediately be effective. Furthermore, certain provisions of the Telecommunications Act have been, and likely will continue to be, subject to judicial challenge. The Company is unable at this time to predict the outcome of such rulemakings or litigation or the short and long-term effect (financial or otherwise) of the Telecommunications Act and the FCC rulemakings on the Company.

COPYRIGHT

     Cable television systems are subject to federal copyright licensing requirements covering carriage of broadcast signals. In exchange for making semi-annual payments to a federal copyright royalty pool and meeting certain other obligations, operators of cable television systems obtain a statutory license to retransmit broadcast signals. The amount of this royalty payment varies, depending on the amount of system revenues from certain sources, the number of distant signals carried and the location of the cable television system with respect to over-the-air television stations. Operators of cable television systems are liable for interest on underpaid and unpaid royalty fees, but are not entitled to collect interest on refunds received for overpayment of copyright fees.

     The Copyright Office has commenced a proceeding aimed at examining its policies governing the consolidated reporting of commonly owned and contiguous cable television systems. The present policies governing the consolidated reporting of certain cable television systems have often led to substantial increases in the amount of copyright fees owed by the systems affected. These situations have most frequently arisen in the context of cable television system mergers and acquisitions. While it is not possible to predict the outcome of this continuing proceeding, any changes adopted by the Copyright Office in its current policies may have the effect of reducing the copyright impact of certain transactions involving cable company mergers and cable television system acquisitions.

STATE AND LOCAL REGULATION

     Because a cable television system uses local streets and rights-of-way, cable television systems are subject to state and local regulation, typically imposed through the franchising process. Local and/or state officials are usually involved in franchise selection, system design and construction, safety, service rates, consumer relations, billing practices and community-related programming and services.

     Cable television systems are generally operated pursuant to nonexclusive franchises, permits or licenses granted by a municipality or other state or local government entity. Franchises generally are granted for fixed terms and in many cases are terminable if the franchise operator fails to comply with material provisions. Although the 1984 Cable Act provides for certain procedural protections, there can be no assurance that renewals of such franchises will be granted or that renewals will be made on similar terms and conditions. Franchises usually call for the payment of fees (which are limited to 5% of the system's gross revenues for cable services under the Communications Act) to the granting authority. Upon receipt of a franchise, the cable television system owner is usually subject to a broad range of obligations to the issuing authority directly affecting the business of the system. Franchises generally contain provisions governing charges for basic cable television services, fees to be paid to the franchising authority, length of the franchise term, renewal, sale or transfer of the franchise, territory of the franchise, design and technical performance of the system, use and occupancy of public streets and number and types of cable services provided. The terms and conditions of franchises vary materially from jurisdiction to jurisdiction, and even from city to city within the same state, historically ranging from reasonable to highly restrictive or burdensome.

     The 1992 Cable Act prohibits exclusive franchises, and allows franchising authorities to exercise greater control over the operation of franchised cable television systems than the 1984 Cable Act did, especially in the area of customer service and basic service rate regulation. The 1992 Cable Act also allows franchising authorities to operate their own multichannel video distribution system without having to obtain a franchise. Moreover, franchising authorities are immunized from monetary damage awards arising from regulation of cable television systems or decisions made on franchise grants, renewals, transfers and amendments.

     Various proposals have been introduced at the state and local levels with regard to the regulation of cable television systems, and a number of states have adopted legislation subjecting cable television systems to the jurisdiction of centralized state governmental agencies, some of which impose regulation of a character similar to that of a public utility. Although the state and local jurisdictions in which the Company's systems are located are not among those which have adopted legislation centralizing the regulation of cable television systems, there are no assurances that such legislation may not be considered or adopted in the future by states and local jurisdictions in which the Company operates.

     The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the cable television industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements, currently are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could change, in varying degrees, the manner in which cable television systems operate. Neither the outcome of these proceedings nor their short- or long-term impact upon the cable television industry can be predicted at this time.

                                   MANAGEMENT

     The business and operations of the Company are managed by BCC Holding, the Company's general partner, except that final authority with respect to certain management decisions and actions by or affecting the Company, including the approval of and changes to the Company's capital and operating budgets, is vested in the Executive Committee. The Executive Committee is comprised of four representatives, two of whom are designees of BCI (USA), L.P. and two of whom are designees of TCID or an affiliate thereof.

     Certain management services have in the past been provided to the Company by BCI pursuant to the Cable Television Management Agreement dated October 31, 1984. Since January 1, 1996, certain management and administrative services have been provided to the Company by BCI and BMSI pursuant to the Management Agreement and the Administration Agreement, respectively. See "Risk Factors -- Potential Conflicts of Interest" and "Certain Relationships and Related Transactions."

EXECUTIVE COMMITTEE MEMBERS, DIRECTORS AND EXECUTIVE OFFICERS

     The Company. The following table sets forth certain information with respect to the members of the Executive Committee and the executive officers of BCI who are responsible for providing significant services with respect to the management and operations of the Company. Prior to January 1, 1996, the individuals listed below functioned effectively as executive officers of the Company, and were compensated for their service as such by the Company (other than William J. Bresnan, who was compensated by BCI). All such "executive officers" of the Company who were not previously employed by BCI were transferred to BCI and, in certain instances, BMSI on January 1, 1996. At the time of such transfer all such individuals became executive officers of BCI and, in certain instances, BMSI. As a limited partnership, the Company has no Board of Directors.

        NAME           AGE                           POSITION WITH BCI
- ---------------------  ---     --------------------------------------------------------------
William J. Bresnan     62      President, Chief Executive Officer, Secretary and Director
Jeffrey S. DeMond      40      Senior Vice President, Chief Financial Officer, Treasurer and
                               Assistant Secretary; Member of the Executive Committee of the
                               Company
Michael W. Bresnan     37      Senior Vice President - Operations; Member of the Executive
                               Committee of the Company
Daniel J. Bresnan      33      Senior Vice President - Business Development
Patrick J. Bresnan     59      Vice President - Marketing
Eric D. Cunningham     38      Vice President - Finance
Andrew C. Kober        33      Vice President and Controller
Gareth P. McIntosh     53      Vice President - Engineering
Roger D. Worboys       48      Vice President - Operations
Marvin L. Jones        58      Member of the Executive Committee of the Company
William R.             38      Member of the Executive Committee of the Company
  Fitzgerald

     WILLIAM J. BRESNAN has been the President and Chief Executive Officer of BCI since its inception in 1984. Mr. Bresnan is also the Secretary and the sole director of BCI, and has served in such capacities since BCI's inception. Mr. Bresnan has been the President, Secretary and sole director of BMSI since its inception. Prior to founding BCI and the Company, Mr. Bresnan served as Chairman and Chief Executive Officer of Group W Cable, Inc. from 1981 to 1984. Mr. Bresnan served as President of the Cable Television Division of Teleprompter Corporation from 1974 to 1981. Mr. Bresnan has served on the Board of Directors of the NCTA for 30 non-consecutive years and as a member of its Executive Committee for nonconsecutive terms aggregating 15 years. In addition, Mr. Bresnan is a director of each of Cable in the Classroom, Cable Television Laboratories, the Foundation for Minority Interests in Media, the National Cable Television Center and Museum, the Cable Television Advertising Bureau and C-SPAN, and is currently Chairman of CablePAC. Mr. Bresnan is also a director of Brooks Telecommunications Interna-tional, Inc. and United Video Satellite Group, Inc. Mr. Bresnan has nearly 40 years of experience in the cable television industry.

     JEFFREY S. DEMOND, C.P.A., is Senior Vice President and Chief Financial Officer of BCI and Vice President of BMSI. Mr. DeMond has been Treasurer and Assistant Secretary of BCI since November 1985. Mr. DeMond was appointed by BCI
(USA), L.P. to serve as a member of the Executive Committee effective as of January 1, 1996. Mr. DeMond served as Vice President of BCI from December 1986 through December 1995. In addition, Mr. DeMond served as the Company's Director of Finance from November 1985 through November 1986 and as its Vice President-Finance and Chief Financial Officer from November 1986 through December 1995. Before joining the Company, Mr. DeMond worked at Peat, Marwick, Mitchell & Co. (now KPMG Peat Marwick LLP) from 1979 through 1985, where he worked with clients in a variety of industries, including radio broadcasting and film syndication. Mr. DeMond is currently an active member of the Accounting Committee of the NCTA.

     MICHAEL W. BRESNAN is Senior Vice President-Operations of BCI. Mr. Bresnan was appointed by BCI (USA), L.P. to serve as a member of the Executive Committee effective as of January 1, 1996. Mr. Bresnan served as General Manager of the Company's Marquette, Michigan system from October 1985 through August 1987 and as the Company's Director of Operations from August 1987 through December 1995. Mr. Bresnan joined the Company in July 1985 as its Project Manager. Before joining the Company, Mr. Bresnan was a design engineer at TRW, Inc., where he was responsible for the design and development of state-of-the-art microwave electronics for use in communications satellites. Mr. Bresnan is a member of the NCTA's Coalition Opposing Signal Theft.

     DANIEL J. BRESNAN is Senior Vice President-Business Development of BCI. Mr. Bresnan served as the Company's Executive Director of Business Planning from July 1994 through December 1995. Mr. Bresnan joined the Company in 1988 as its Manager of Information Services and in 1990 was named Manager of Planning. In July 1992, Mr. Bresnan was appointed Director of Business Planning of the Company, serving as such until July 1994.

     PATRICK J. BRESNAN is Vice President-Marketing of BCI. Mr. Bresnan served as District Manager of the Company's Great Lakes District systems from August 1986 until October 1988 and as the Company's Director of Marketing from October 1988 through December 1995. Before joining the Company, Mr. Bresnan served as both General Manager and District Manager at Teleprompter Corporation. Mr. Bresnan is a member of the Cable TV Pioneers. Mr. Bresnan has over 30 years of experience in the cable television industry.

     ERIC D. CUNNINGHAM is Vice President-Finance of BCI. Mr. Cunningham served as the Company's Director of Finance from February 1994 through December 1995. Before joining the Company, Mr. Cunningham served as Manager of Communications Finance at The Toronto-Dominion Bank, USA Division, in New York from 1988 to 1994, prior to which he held a series of financial management posts with such bank. In his capacity as Manager of Communications Finance at Toronto-Dominion, Mr. Cunningham was responsible for developing new business opportunities in the communications industry, with emphasis on cable television, publishing and radio and television broadcasting.

     ANDREW C. KOBER, C.P.A., is Vice President and Controller of BCI and BMSI. Mr. Kober served as Controller of the Company from August 1990 through December 1995. Before joining the Company, Mr. Kober worked at Arthur Young & Company (now Ernst & Young LLP) from 1984 through 1990, becoming a Manager in October 1989. At Arthur Young & Company, Mr. Kober worked with clients in the broadcasting, cable and cable programming industries, as well as with clients in the manufacturing and legal services industries. Mr. Kober is a member of the New York State Society of Certified Public Accountants, the American Institute of Certified Public Accountants and the Cable Television Tax Professionals Institute.

     GARETH P. MCINTOSH is Vice President-Engineering of BCI. Mr. McIntosh served as the Company's Director of Engineering from November 1994 through December 1995. Before joining the Company, Mr. McIntosh served as Vice President of Engineering of Fundy Cable Ltd. in Canada from April 1990 to

November 1994. At Fundy Cable Ltd., Mr. McIntosh played an instrumental role in developing its joint cable-telephony system in the United Kingdom. From 1980 to 1990, Mr. McIntosh served as Vice President of Engineering for the Canadian-based Rogers Cablesystems Limited, where he was responsible for its cable television systems and was involved in the initial stages of the development of a national Canadian cellular communications system.

     ROGER D. WORBOYS is Vice President-Operations of BCI. Before joining BCI in January 1996, Mr. Worboys was Vice President of Operations for Insight Communications in New York from 1988 to December 1995, where he was responsible for cable television systems located in six states and for the development of such company's one million subscriber operations in the United Kingdom. Mr. Worboys joined Insight Communications after serving as Vice President of Operations of Simmons Communications from 1986 to 1988, where he supervised its five operating regions which served 330,000 customers in 17 states. Mr. Worboys has over 20 years of experience in the cable television industry.

     MARVIN L. JONES is President of Marvin Jones Assoc., Inc. Mr. Jones was appointed by TCID to serve as a member of the Executive Committee effective as of January 1, 1996. Mr. Jones has been providing consulting services in the cable television industry since December 1991. From 1988 to 1991 Mr. Jones was Director and Executive Vice President of United Artists Entertainment Company ("UAE"). Prior to that time Mr. Jones held various positions at United Artists Cablesystems Corporation, a wholly owned subsidiary of UAE which operates UAE's cable television systems, serving as President and Chief Executive Officer from July 1984 to 1988 and Senior Vice President from 1978 to 1984.

     WILLIAM R. FITZGERALD has served as Senior Vice President of Corporate Development of TCI Communications, Inc. ("TCICI") since March 1996. Mr. Fitzgerald is responsible for managing acquisitions, divestitures, and system trading activities and strategies at TCICI. Mr. Fitzgerald was appointed by TCID to serve as a member of the Executive Committee as of May 1996. Before joining TCICI in March 1996, Mr. Fitzgerald was a Senior Vice President and Partner with Daniels & Associates, a brokerage and investment banking firm to the communications industry. Mr. Fitzgerald joined Daniels & Associates after serving as a Vice President of The First National Bank of Chicago.

     All members of the Executive Committee serve at the discretion of the parties who have appointed them. All executive officers of BCI serve at the discretion of William J. Bresnan, the sole director of BCI.

     William J. and Patrick J. Bresnan are brothers. William J. Bresnan is the father and Patrick J. Bresnan is an uncle of Michael W. and Daniel J. Bresnan.

     BCC. BCC is a newly formed Delaware corporation that is wholly owned by the Company. The sole director of BCC is William J. Bresnan. Mr. Bresnan serves as President and Secretary of BCC, and Jeffrey S. DeMond serves as BCC's Vice President and Assistant Secretary. BCC has nominal assets and does not conduct any operations.

EXECUTIVE COMPENSATION

     As of January 1, 1996, all of the executive officers identified above (other than William J. Bresnan) were removed from the Company's payroll and were placed on either BCI's or, in certain instances, BMSI's payroll. The following table sets forth certain information for the year ended December 31, 1995 concerning the cash and noncash compensation earned by the Chief Executive Officer and the five other most highly compensated persons functioning effectively as executive officers of the Company whose combined salary and bonus exceeded $100,000 during such period. The Company had no long-term compensation plans in the year ended December 31, 1995.

     BCI, which served as managing general partner of the Company during the year ended December 31, 1995, received payments from the Company to compensate William J. Bresnan. Members of the Executive Committee receive no compensation for their service on the Executive Committee.

                           SUMMARY COMPENSATION TABLE

                                                      ANNUAL COMPENSATION
                      NAME AND                        --------------------        ALL OTHER
                 PRINCIPAL POSITION                    SALARY       BONUS      COMPENSATION(a)
- ----------------------------------------------------  --------     -------     ---------------
William J. Bresnan
  President and Chief Executive Officer               $200,000          --         $10,710
Jeffrey S. DeMond
  Senior Vice President and Chief Financial Officer    191,667      25,000          12,970
Michael W. Bresnan
  Senior Vice President-Operations                     182,500      25,000           9,449
Daniel J. Bresnan
  Senior Vice President-Business Planning              135,000      25,000          11,001
Patrick J. Bresnan
  Vice President-Marketing                             151,875      20,000          11,689
Gareth P. McIntosh
  Vice President-Engineering                           120,000      30,000           6,594

- ---------------

(a) Includes the following: (i) matching contributions made by the Company to a defined contribution plan offered on a voluntary basis to all eligible employees of the Company, BCI and BMSI on behalf of William J. Bresnan, Jeffrey S. DeMond, Michael W. Bresnan, Daniel J. Bresnan, Patrick J. Bresnan and Gareth P. McIntosh aggregating $0, $4,620, $4,620, $4,620, $4,620 and $0, respectively; (ii) amounts paid by the Company for automobile allowances or amounts relating to the use of a Company automobile, as the case may be, to William J. Bresnan, Jeffrey S. DeMond, Michael W. Bresnan, Daniel J. Bresnan, Patrick J. Bresnan and Gareth P. McIntosh aggregating $7,200, $7,600, $4,350, $6,100, $4,350 and $5,500, respectively; and (iii) amounts paid by the Company for premiums for life insurance in excess of $50,000 on behalf of William J. Bresnan, Jeffrey S. DeMond, Michael W. Bresnan, Daniel
    J. Bresnan, Patrick J. Bresnan and Gareth P. McIntosh aggregating $3,510, $750, $479, $281, $2,719 and $1,094, respectively.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company has no compensation committee. Jeffrey S. DeMond has participated with William J. Bresnan in the past in deliberations concerning the compensation of executive officers of the Company. Additionally, Daniel J. Bresnan, Jeffrey S. DeMond and Michael W. Bresnan participate in the compensation decisions of each of the BIPs, for which Mr. DeMond and Mr. D. Bresnan serve on the executive committee.

     Jeffrey S. DeMond and William J. Bresnan are both directors and shareholders of, and have participated in deliberations concerning the compensation of executive officers of, each of Atlantic Imports, Inc., The Irving Corporation, Current Auto Resales & Service, Inc. and CNI, Inc. and its subsidiaries. Except with respect to CNI, Inc., neither Mr. DeMond nor Mr. Bresnan is compensated for his service as a director of these entities. Jeffrey
S. DeMond and William J. Bresnan both serve on the compensation committee of Restaurant Property Management, Inc., for which Mr. DeMond was also an executive officer. See "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AGREEMENTS WITH BCI AND BMSI

     Prior to January 1, 1996, all of the overhead expenses of the Company (other than the salary and related benefits of the President of BCI) were paid directly by the Company. Currently, substantially all of the management and administrative functions of both the Company and the BIPs are performed by BCI and BMSI. See "Risk Factors -- Potential Conflicts of Interest." The Company pays its portion of the expenses related to such functions pursuant to the Management Agreement and the Administration Agreement.

     MANAGEMENT AGREEMENT

     The Company and BCC Holding entered into the Management Agreement with BCI on May [ ], 1996. BCI is a corporation wholly owned by William J. Bresnan. Certain of the executive officers of BCI function as executive officers of the Company, including those executive officers that serve on the Executive Committee. The Management Agreement supersedes a Cable Television Management Agreement, dated October 31, 1984 (the "Cable Television Management Agreement") and a Management Agreement, dated December 31, 1995, between the Company and BCI. Pursuant to the Management Agreement, BCI provides certain services to the Company in connection with the management and operation of the Company's cable television systems, related businesses, projects and investments. Management services provided by BCI pursuant to the Management Agreement include (i) providing the Company with financial, development, acquisition, marketing, construction, engineering, technical and operational guidance; (ii) preparing, or having its affiliate, BMSI, prepare, for use by the Company, monthly financial statements, quarterly status reports, quarterly financial reports, annual tax reports and such other reports as may be required by the Company;
(iii) preparing, or having BMSI prepare, and monitoring annual operating budgets; (iv) advising and consulting with the Company in connection with any and all aspects of the Company's business, including with respect to the development of additional lines of business; (v) assisting the Company in selecting and consulting with professional advisors; and (vi) providing the services of such BCI personnel as may be required by the Company, including with respect to the negotiation of documents in connection with financings by the Company. BCI provides similar services to BCC Holding pursuant to the Management Agreement.

     In consideration of the services to be provided to the Company and BCC Holding pursuant to the Management Agreement, the Company has agreed to pay to BCI a management fee in the amount annually budgeted therefor by the Company. The management fee is payable in cash in quarterly installments. Payments by the Company under the Cable Television Management Agreement aggregated approximately $213,000, $214,000 and $214,000 for the years ended December 31, 1993, 1994 and
1995, respectively. Amounts paid to BCI in these years did not include amounts attributable to overhead expenses incurred by the Company, including executives' salaries and related benefits (other than the salary and related benefits of the President of BCI) which the Company has historically paid directly. BCI has, effective as of January 1, 1996, assumed a substantial portion of the Company's obligations to pay overhead expenses for which the Company had previously been directly responsible (including, without limitation, BCI-related salaries, insurance, executive office rental and travel expenses). Accordingly, the Company has budgeted $1.5 million for the management fee in fiscal year 1996, to account for its payment to BCI, rather than to the ultimate payees thereof, of amounts payable for such overhead expenses and the overhead expenses of BCC Holding. Amounts accrued and paid to BCI as a management fee for the three months ended March 31, 1996 totalled approximately $198,000.

     Pursuant to the Management Agreement, the Company indemnifies BCI, its officers, directors, employees and control persons against all claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees and court costs) which they may incur by reason of BCI's duties or obligations thereunder. The Company's indemnification obligations do not cover acts constituting gross negligence or willful misconduct.

     The Management Agreement is to continue until the earlier to occur of (i) the complete dissolution and liquidation of the Company or (ii) the date the Management Agreement is terminated by either party. The Management Agreement may be terminated at the option of the Company at any time in the event (i) BCI or any director, officer or other management level employee thereof is convicted of a felony involving the Company or its property and such conviction becomes final and non-appealable; (ii) BCI files a voluntary petition in bankruptcy, is adjudicated to be bankrupt, files a petition or answer seeking or acquiescing in any reorganization, arrangement, composition, liquidation, dissolution or similar relief, seeks to consent to or acquiesce in the appointment of any trustee, receiver or liquidator, makes any general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due; (iii) BCI engages in an act of gross negligence or willful misconduct resulting in (or which is reasonably likely to result in) a materially adverse impact on the Company; (iv) BCI experiences a "Change of Control" (as defined in the Company's Amended and Restated Partnership Agreement); (v) the managing general partner of BCC Holding is removed from its position as managing general partner following the determination by an arbitrator selected in accordance with the terms of the Agreement of Limited Partnership of BCC Holding that the managing general partner breached a material provision of the Agreement of Limited Partnership of BCC Holding, the Management Agreement or the Administration Agreement and has failed to timely cure such breach; (vi) the managing general partner and the other partners who are its affiliates cease to be partners of BCC Holding; or (vii) BCI breaches such agreement in any material respect and fails to timely cure such breach. BCI may terminate the Management Agreement at any time upon sixty days prior written notice delivered to the Company.

     ADMINISTRATION AGREEMENT

     The Company and BCC Holding entered into the Administration Agreement with BMSI on May [ ], 1996, pursuant to which BMSI provides to the Company certain administrative services in connection with the administration and operation of the Company's cable television systems, businesses, projects and investments. BMSI is a corporation wholly owned by William J. Bresnan. The Administration Agreement supersedes an Administration Agreement, dated December 31, 1995, between the Company and BMSI. Certain of the executive officers of BMSI function as executive officers of the Company. The Administration Agreement requires BMSI to provide administrative services until the earlier to occur of (i) the complete dissolution and liquidation of the Company and (ii) the date the Administration Agreement is terminated by either party. Administrative services to be provided by BMSI pursuant to the Administration Agreement include (i) establishing and maintaining all accounting, bookkeeping, billing, collections and other financial systems and records and preparing appropriate financial reports to be furnished to the partners of the Company; (ii) preparing and filing, or causing to be prepared and filed, all periodic reports to governmental and regulatory agencies by the Company, and preparing and maintaining, or causing to be prepared and maintained, all of the Company's records, documents and reports of operations in compliance with applicable laws and regulations, including but not limited to any Equal Employment Opportunity Compliance reporting; (iii) establishing and maintaining all other records of the Company; (iv) insuring compliance with applicable laws governing the administration and operation of the Company's employee benefit plans, if any; and (v) to the extent required by the Company, facilitating the Company's requirements for cash management, banking services, audit and tax services and consulting services. BMSI provides similar services to BCC Holding pursuant to the Administration Agreement.

     In consideration of the services to be provided to the Company and BCC Holding pursuant to the Administration Agreement, the Company has agreed to pay to BMSI an administration fee in the amount annually budgeted therefor by the Company. Fees payable to BMSI under the Administration Agreement are to be paid in cash in quarterly installments and are to be a reasonable estimate of those that would be incurred on a stand-alone basis. BMSI has, effective as of January 1, 1996, assumed all of the Company's obligations to pay certain administration expenses for which the Company had previously been directly responsible (including, without limitation, costs of accounting and administration and expenses relating to headquarters operations, excluding BCI-related expenses). The Company has budgeted $3.0 million for the administration fee in fiscal year 1996, which amount includes both the Company's and BCC

Holding's administration expenses. Amounts accrued and paid to BMSI as administration fees for the three months ended March 31, 1996 totalled approximately $728,000.

     An indemnity substantially identical to that provided to BCI under the Management Agreement is provided by the Company to BMSI, its officers, directors, employees and control persons pursuant to the Administration Agreement. In addition, the Administration Agreement is subject to the same termination rights of the Company and of BMSI as are applicable under the Management Agreement with respect to the Company and BCI, respectively.

AGREEMENTS WITH AND PURCHASES FROM TCI AND ITS AFFILIATES

     The Company purchases various programming services from TCI and its affiliates in the ordinary course and pursuant to a Supply Agreement (the "Supply Agreement") with SSI, an affiliate of TCI. TCI and SSI are affiliates of TCID. These purchases are made in the normal course of business and at rates which the Company's management believes are at least as favorable as those the Company could obtain from third parties and for the years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996, respectively, aggregated approximately $8,440,000, $10,945,000, $13,298,000 and $3,490,000,
respectively. See "Risk Factors -- Loss of Favorable Programming and Equipment Supply."

     TCID holds an unexercised option pursuant to which TCID may purchase from William J. Bresnan a portion of his interests in BCC Holding, which prior to the reorganization of the ownership of the Company related to interests in the Company. The exercise of the option would increase TCID's partnership interest in BCC Holding to approximately 79.2%. The option has a nominal exercise price. See "Business -- Relationship with TCI" and "Principal Partners."

     Pursuant to the Company's prior partnership agreement and prior to the reorganization of the ownership of the Company, BCI Management, L.P. required TCID to transfer to BCI Management, L.P. approximately 1.6% of TCID's economic and voting interest in the Company. The transfer occurred as of May [ ], 1996.

     Marvin L. Jones and William R. Fitzgerald were appointed as members of the Executive Committee by TCID or an affiliate thereof. In addition, Mr. Fitzgerald is the Senior Vice President of Corporate Development of TCICI. TCICI is a majority owned subsidiary of TCI.

TCID NOTE

     The Company has issued to TCID, as lender, the TCID Note dated May 12, 1988 in the principal amount of $25.0 million, of which $22.1 million was borrowed. Interest accrues on the TCID Note at a per annum rate (based on a 360-day year) equal to the prime rate of The Toronto-Dominion Bank's New York branch. Pursuant to an agreement dated as of October 10, 1994, the term of the TCID Note was extended from April 30, 1998 to April 30, 2001. All amounts (including principal and interest) unpaid and outstanding under the TCID Note become due and payable on the earlier of April 30, 2001 or the first business day following the full repayment of all amounts outstanding under the Bank Credit Facility. As of March 31, 1996, the aggregate amount of indebtedness outstanding under the TCID Note was $22.1 million, plus accrued interest. No payments have been made on the TCID Note since its issuance.

     The Company's obligations under the TCID Note are subordinate and junior in right of payment to all of the Company's obligations under the Bank Credit Facility and may be prepaid by the Company without penalty, subject to the terms of the Bank Credit Facility. TCID is an indirect wholly owned subsidiary of TCI. Marvin L. Jones and William R. Fitzgerald were appointed as members of the Executive Committee by TCID or an affiliate thereof. In addition, Mr. Fitzgerald is the Senior Vice President of Corporate Development of TCICI. TCICI is a majority owned subsidiary of TCI. The TCID Note will be repaid with a portion of the net proceeds of the Offerings and will be cancelled at that time. See "Use of Proceeds."

SUBORDINATED PROMISSORY NOTE

     The Company executed a Subordinated Promissory Note dated July 22, 1994 (the "Subordinated Note") in favor of TCID for a maximum principal amount of $2.9 million with interest thereon to be computed at a rate of 12% per year, compounded quarterly, based on a 365-day year. The Subordinated Note was cancelled in May 1996. No amounts were ever drawn under the Subordinated Note. TCID is an indirect wholly owned subsidiary of TCI. Marvin L. Jones and William
R. Fitzgerald were appointed as members of the Executive Committee by TCID or an affiliate thereof. In addition, Mr. Fitzgerald is the Senior Vice President of Corporate Development of TCICI. TCICI is a majority owned subsidiary of TCI.

OTHER LOANS AND ADVANCES TO OR FROM AFFILIATES

     During the normal course of business, the Company incurred management costs and made and received advances on behalf of the BIPs, who have invested in new cable television operations in Chile and Poland. These costs totalled approximately $242,000 and $995,000 for the years ended December 31, 1994 and 1995, respectively, and approximately $249,000 and $0 for the three months ended March 31, 1995 and 1996, respectively, and are reflected as a reduction of selling, general and administrative expenses. There were no such costs for the year ended December 31, 1993. The entire amount outstanding as of December 31, 1994 was repaid to the Company during 1995 and advances made by the BIPs to the Company resulted in a net amount payable to the BIPs at December 31, 1995 and March 31, 1996 of approximately $892,000 and $6,000, respectively. All amounts due affiliates as of March 31, 1996 have been repaid in full. During the period from January 1, 1993 through March 31, 1996, the largest amount of indebtedness of the BIPs owed to the Company outstanding at any time was $6.0 million. The Company has no current commitment to make any loan or advance to, nor any obligation to repay any amounts advanced by, either of the BIPs or (except pursuant to the TCID Note) any other affiliate. The BIPs are effectively controlled by William J. Bresnan and TCI. Certain of the persons that function effectively as executive officers of the Company function as such for the BIPs.

GUARANTEE

     A guarantee of borrowings made by the Company under the Bank Credit Facility in the amount of $3.0 million has been provided by William J. Bresnan.

PURCHASES FROM OTHER AFFILIATES

     During the normal course of business, the Company purchases automobiles and airline transportation services at amounts no less favorable than those the Company could obtain from third parties from The Irving Corporation, Atlantic Imports, Inc. and Bresnan Aviation, Inc. William J. Bresnan, Jeffrey S. DeMond and Patrick J. Bresnan are shareholders of The Irving Corporation and Atlantic Imports, Inc. and Mr. Wm. Bresnan and Mr. DeMond are directors. Bresnan Aviation, Inc. is a corporation wholly owned by Mr. Wm. Bresnan. Payments made by the Company to The Irving Corporation and Atlantic Imports, Inc. aggregated approximately $57,000, $49,000, $0 and $0 for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1996, respectively. Payments made by the Company to Bresnan Aviation, Inc. aggregated approximately $151,000, $276,000, $172,000 and $11,000 for the years ended December 31, 1993, 1994 and
1995 and the three months ended March 31, 1996, respectively.

                               THE REORGANIZATION

     As part of a reorganization of the ownership of the Company, the former partners of the Company contributed all, or substantially all, of their interests in the Company to BCC Holding. As a result, BCC Holding holds a 99% general partner interest in the Company and William J. Bresnan holds the remaining 1% limited partner interest.

     Prior to the reorganization of the ownership of the Company, the business and operations of the Company were managed by BCI (USA), L.P. acting as the managing general partner of the Company, subject to Executive Committee review and approval of certain management decisions and actions by or affecting the Company. All of the issued and outstanding partnership interests in BCI (USA), L.P. are owned directly or indirectly by William J. Bresnan. See "Organization."

                               PRINCIPAL PARTNERS

     The following table sets forth certain information with respect to the beneficial ownership of (i) partnership interests of BCC Holding, (ii) partnership interests of the Company and (iii) equity interests owned by all persons that function effectively as executive officers of the Company and BCC Holding and all members of their respective executive committees as a group. Unless otherwise noted, the individuals have sole voting and investment power. The Company owns all of the outstanding capital stock of BCC. BCC Holding owns all of the outstanding capital stock of BCC Holding Capital Corporation. See "Organization."

                                                                   INTEREST
                                                                     OF     ECONOMIC AND VOTING
           NAME AND ADDRESS                 TYPE OF INTEREST       CLASS     INTEREST OF CLASS
- --------------------------------------  -------------------------  ------   -------------------
BCC HOLDING
TCID of Michigan, Inc.                  General Partner Interest   49.495%(a)        79.192%
5619 DTC Parkway
Englewood, CO 80111
BCI (USA), L.P.                         General Partner Interest    0.505%          0.505%(b)
709 Westchester Avenue
White Plains, NY 10604
BCI Management, L.P.                    Limited Partner Interest    0.505%          2.121%(c)
709 Westchester Avenue
White Plains, NY 10604
William J. Bresnan                      Limited Partner Interest   49.495%         18.182%
c/o Bresnan Communications, Inc.
709 Westchester Avenue
White Plains, NY 10604
Jeffrey S. DeMond                       Limited Partner Interest     *            *
Michael W. Bresnan                      Limited Partner Interest     *            *
Daniel J. Bresnan                       Limited Partner Interest     *            *
Patrick J. Bresnan                      Limited Partner Interest     *            *
Eric D. Cunningham                      Limited Partner Interest     *            *
Andrew C. Kober                         Limited Partner Interest     *            *
Gareth P. McIntosh                      Limited Partner Interest     *            *
Roger D. Worboys                        Limited Partner Interest     *            *
All executive officers and                                                         [    ]%(b)(c)(d)
  executive committee members of BCC
  Holding as a group (11 persons)
THE COMPANY
Bresnan Communications Company          General Partner Interest   99.000%         99.000%
  Holding, L.P.
709 Westchester Avenue
White Plains, NY 10604
William J. Bresnan                      Limited Partner Interest    1.000%          1.000%(e)
c/o Bresnan Communications, Inc.
709 Westchester Avenue
White Plains, NY 10604
Jeffrey S. DeMond                       Limited Partner Interest     *            *
Michael W. Bresnan                      Limited Partner Interest     *            *
Daniel J. Bresnan                       Limited Partner Interest     *            *
Patrick J. Bresnan                      Limited Partner Interest     *            *
Eric D. Cunningham                      Limited Partner Interest     *            *

                                                                   INTEREST
                                                                     OF     ECONOMIC AND VOTING
           NAME AND ADDRESS                 TYPE OF INTEREST       CLASS     INTEREST OF CLASS
- --------------------------------------  -------------------------  ------   -------------------
Andrew C. Kober                         Limited Partner Interest     *            *
Gareth P. McIntosh                      Limited Partner Interest     *            *
Roger D. Worboys                        Limited Partner Interest     *            *
All executive officers and                                                         [    ]%(e)(f)
  Executive Committee members of the
  Company as a group (11 persons)

- ---------------
  * Represents less than 1%.

(a) TCID holds an unexercised option to increase its partnership interest in BCC Holding to approximately 79.192%. The option has a nominal exercise price. TCID is an indirect wholly owned subsidiary of TCI.

(b) William J. Bresnan holds a 1.000% limited partner interest in BCI (USA), L.P. and BCI holds a 99.000% general partner interest. BCI is wholly owned by William J. Bresnan.

(c) BCI holds a 4.762% general partner interest in BCI Management, L.P. The remainder of BCI Management, L.P. is held by certain members of the Company's management team.

(d) Jeffrey S. DeMond, Michael W. Bresnan, Daniel J. Bresnan, Patrick J. Bresnan, Eric D. Cunningham, Andrew C. Kober and Gareth P. McIntosh are each limited partners of BCI Management, L.P. and may be deemed to own beneficially corresponding interests in BCC Holding. The above individuals disclaim any such beneficial interest. The limited partner interests were granted as of May [ ], 1996 and may represent interests in either the capital or profits and losses of BCI Management, L.P.

(e) In addition to the 18.182% interest he holds in BCC Holding, by virtue of his ownership interests in the Company, BCI (USA), L.P. and BCI Management, L.P., Mr. Bresnan's beneficial ownership of the Company equals approximately 19.600% in the aggregate.

(f) Jeffrey S. DeMond, Michael W. Bresnan, Daniel J. Bresnan, Patrick J. Bresnan, Eric D. Cunningham, Andrew C. Kober and Gareth P. McIntosh are each limited partners of BCI Management, L.P. and may be deemed to own beneficially corresponding interests in the Company. The above individuals disclaim any such beneficial interest. The limited partner interests were granted as of May [ ], 1996 and may represent interests in either the capital or profits and losses of BCI Management, L.P.

RIGHTS OF FIRST REFUSAL

     In general, the Agreement of Limited Partnership of BCC Holding provides that if any limited partner desires to transfer (other than by gift, will or pursuant to the laws of descent and distribution) all or any part of its limited partner interest in BCC Holding to any person other than to certain permitted transferees specified in the agreement, then such selling limited partner must first offer to sell such limited partnership interest to the other partners in BCC Holding on the same terms as the proposed transfer. In addition, in the event William J. Bresnan desires to effect such a transfer of his entire limited partner interest in each of BCC Holding and the Company, each of BCI (USA), L.P. and BCI Management, L.P. are obligated to offer to TCID its entire interest in BCC Holding on the same terms as the proposed transfer by William J. Bresnan and to sell such interests to TCID if TCID exercises its right to purchase William
J. Bresnan's aggregate interest in BCC Holding and the Company. See "Description of Partnership Agreements -- BCC Holding's Partnership Agreement -- Rights of First Refusal."

     In general, the Amended and Restated Agreement of Limited Partnership of the Company provides that if any limited partner desires to transfer (other than by gift, will or pursuant to the laws of descent and distribution) all or any part of its limited partner interest in the Company to any person other than certain permitted transferees specified in the agreement, then such selling limited partner must first offer to sell such limited partnership interest to the other partners in the Company on the same terms as the proposed transfer. See "Description of Partnership Agreements -- The Company's Partnership Agreement -- Rights of First Refusal."

                     DESCRIPTION OF PARTNERSHIP AGREEMENTS

BCC HOLDING'S PARTNERSHIP AGREEMENT

     Organization and Duration. BCC Holding was formed as a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act (the "Partnership Act"), and a Certificate of Limited Partnership of BCC Holding was filed with the Secretary of State of the State of Delaware on April 23, 1996. The purposes of BCC Holding as set forth in the Agreement of Limited Partnership of Bresnan Communications Company Holding, L.P. (the "Partnership Agreement") are to develop, acquire, finance, own, maintain, manage, operate and otherwise participate in cable television, telephony-related and other telecommunications opportunities in the United States of America, and any products and services emanating from new technologies relating thereto (or to hold, own or manage interests in the Company or other entities formed to carry out such purposes). The Partnership Agreement further provides, without limiting the foregoing, that BCC Holding's business is to include expressly (i) the financing, ownership, maintenance, management and operation of one or more cable television systems or properties used to receive and transmit television signals in the United States of America (each, a "CATV System"); (ii) owning and operating any other business relating to or servicing the cable television industry, or otherwise relating to any telecommunications business and all things reasonably incident thereto; and (iii) investing in the development of telecommunications projects in the United States of America including as joint venturers or through operating partnerships or subsidiaries and holding companies and including investments as a partner, shareholder or otherwise with respect to partnerships and corporate ventures with companies in the United States of America (BCC Holding's interest in any business as described under clause (ii) above and BCC Holding's investment in projects and other companies described under clause (iii) above each being an "Investment").

     Pursuant to the Partnership Agreement, BCC Holding is to continue in existence until the earliest to occur of (i) the expiration of BCC Holding's term on December 31, 2014; (ii) the election by its executive committee, with the consent of the holders of not less than 75% of the Percentage Interests (i.e., the economic and voting interests) of the limited partners of BCC Holding (as defined in the Partnership Agreement), to dissolve BCC Holding; (iii) the sale, exchange or other disposition of all or substantially all of the property of BCC Holding; (iv) except as provided in the Partnership Act, the bankruptcy, dissolution, liquidation, death, disability, legal incapacity, removal or withdrawal of the managing general partner of BCC Holding (the "MGP") or the sale, transfer or assignment by the MGP of its interest in BCC Holding, except where the remaining general partners, or at least the remaining partners holding a majority of the profits and a majority of the capital interests owned by all of the remaining partners, agree to continue BCC Holding and appoint a new managing general partner; or (v) any other event causing dissolution of the partnership under the Partnership Act.

     Allocations and Distributions. The Partnership Agreement provides that Profit (as defined in the Partnership Agreement) is to be allocated among the partners of BCC Holding (i) first, to offset previously allocated Loss (as defined in the Partnership Agreement), and (ii) second, in accordance with the partners' Percentage Interests. Subject to the provisions of any instrument evidencing indebtedness of BCC Holding, BCC Holding may make distributions to its partners out of funds which the MGP determines in good faith to be available. Such discretionary distributions may be made at such times and in such amounts as BCC Holding's general partners may determine in their sole discretion. Subject to the provisions of any instrument evidencing indebtedness of BCC Holding, BCC Holding is required to distribute to each partner within 90 days after the end of each year an amount equal to 45.0% of the net taxable income of such partner which is attributable to such partner's allocations from BCC Holding for the immediately preceding year, less the amount of any tax credits or tax recapture allocable to such partner with respect to its income for such year (the "Tax Amount"). Mandatory distributions for purposes of a partner's Tax Amount are to be made out of BCC Holding's available funds.

     Distributions other than upon liquidation of BCC Holding are to be made pursuant to the Partnership Agreement with respect to any fiscal year to the partners in accordance with the partners' Percentage Interests.

     Control of Operations. The business and operations of BCC Holding are managed by BCI (USA), L.P., its MGP, subject to its executive committee's final review and approval with respect to certain management decisions and actions by or affecting BCC Holding, including, but not limited to, the approval of and changes to BCC Holding's capital and operating budgets. The executive committee of BCC Holding is comprised of four representatives, two of whom are designees of BCI (USA), L.P. and two of whom are designees of TCID or an affiliate thereof. The executive committee acts by the unanimous vote of its members. See "-- Consent Rights of Partners and the Executive Committee."

     The Partnership Agreement contemplates that the certain management and administrative services will be provided to BCC Holding by BCI and BMSI pursuant to the Management Agreement and the Administration Agreement. William J. Bresnan controls both BCI and BMSI.

     Consent Rights of Partners and the Executive Committee.

     Matters Subject to Partner Consent. Certain matters are subject to receipt of the requisite consent of the partners of BCC Holding, as follows: (i) the requirement or right of any partner to contribute additional capital to BCC Holding, as to which the consent of all of the partners is required; (ii) any dissolution of BCC Holding following an election made by its executive committee to do so, as to which the consent of holders of not less than 75% of the Percentage Interests of the limited partners is required; and (iii) the adoption and effectiveness of any amendment of the Partnership Agreement, as to which the consent of the holders of not less than a majority of the Percentage Interests held by the limited partners is required, provided that the general partners must also consent to any proposed amendments to the Partnership Agreement, and provided, further, that the unanimous consent of all partners is required to amend provisions of the Partnership Agreement pertaining to (a) amendment procedure, (b) increasing the liability of or changing the capital contributions required to be made by any partner, (c) changing the rights and interests of a partner in a taxable income or loss, (d) distributions of BCC Holding, (e) the voting rights of any partner, (f) the rights of any partner respecting reconstitution or liquidation of BCC Holding or (g) any action directly or indirectly affecting or jeopardizing the status of BCC Holding as a partnership for federal income tax purposes.

     Matters Subject to Executive Committee Approval. The unanimous vote of the members of the executive committee of BCC Holding is required with respect to each of the following actions by or affecting BCC Holding, unless such actions are specifically provided for in a budget that has been previously approved by the executive committee of BCC Holding: (i) the sale, pledge or encumbrance of any significant assets of BCC Holding; (ii) any distributions to the partners pursuant to the Partnership Agreement; (iii) the borrowing of any money, the creation or grant of any mortgage, charge, use, hypothecation, lien (other than a lien arising by operation of law), or other similar security involving any material property or assets of BCC Holding, a CATV System, or any Investment, or any interest in such property or assets, including goodwill and uncalled capital, where the total liability of BCC Holding, any CATV System or any Investment under such arrangement exceeds or could exceed $10.0 million; (iv) the adoption of annual operating and capital budgets of BCC Holding; (v) any material change in the nature of BCC Holding or its business; (vi) the acquisition, purchase or subscription (or agreement to do any of the foregoing) by BCC Holding, of or for any shares, debentures, mortgages or securities in any corporation, joint venture, trust or other entity; (vii) the termination and dissolution or liquidation of BCC Holding or any company which is an Investment, or of any material part thereof; (viii) material revisions to any approved budgets and the payment of any material unbudgeted amounts in any calendar year;
(ix) proposed acquisitions, dispositions, investments and joint ventures by BCC Holding; (x) the admission of new partners into BCC Holding and the amount of any such partner's contribution and Percentage Interest; (xi) the disposition, directly or indirectly, of any material interest in a license, franchise or similar rights with respect to any CATV System or Investment having a value of $10.0 million or more; (xii) any transfer of a material interest in a CATV System or Investment, or any sale, transfer, lease, license or other disposal by BCC Holding or a CATV System or a company which is an Investment, of material assets, whether in a single transaction or series of transactions, having a value of $10.0 million or more; (xiii) any changes to or termination of the Partnership Agreement, the management agreement or the administration agreement (except termination in accordance with their respective terms); (xiv) the execution or conclusion of any material agreement with any partner or any affiliate of a partner (other than the management agreement or the administration agreement); (xv) the giving of any credit to any person in excess of $100,000 at any time outstanding; (xvi) except in connection with an approved acquisition or investment approved by the Executive Committee, the giving of any guarantee or indemnity on behalf of BCC Holding, or any CATV System or Investment regarding any aggregate amount in excess of $5.0 million; and (xvii) the entering into by BCC Holding or by any company which is an Investment of any material contract, including any joint venture, partnership or profit-sharing arrangement with any person.

     Buy-Sell Procedure. The Partnership Agreement sets forth a "buy-sell" procedure which may be commenced at any time after December 31, 2000 by either general partner of BCC Holding. Pursuant to the buy-sell procedure either of BCI
(USA), L.P. or TCID could be required to sell its own or to purchase from the other (or to cause its designee to so purchase) the Percentage Interest held thereby: either such party may elect to purchase the other's entire interest in BCC Holding, in which event the other has the option to sell such other party's entire interest in BCC Holding, or to purchase from the initiating party its entire interest in BCC Holding. The buy-sell procedure is automatically deemed triggered in the event of an unresolved deadlock of the executive committee of BCC Holding involving disagreements over matters other than the parties' rights and obligations under the Partnership Agreement (such as unresolved deadlocks regarding BCC Holding's business strategy or disagreements regarding capital contributions to BCC Holding). Unresolved deadlocks involving disagreements over the parties' rights and obligations under the Partnership Agreement shall be submitted to arbitration pursuant to the terms of the Partnership Agreement.

     Rights of First Refusal. In general, the Partnership Agreement provides that if any limited partner desires to transfer (other than by gift, will or pursuant to the laws of descent and distribution) all or any part of its limited partner interest in BCC Holding to any person other than to certain permitted transferees specified in the Partnership Agreement, then such selling limited partner must first offer to sell such limited partnership interest to the other partners in BCC Holding on the same terms as the proposed transfer. In addition, in the event William J. Bresnan desires to effect such a transfer of his entire limited partner interest in each of BCC Holding and the Company, each of BCI
(USA), L.P. and BCI Management, L.P. are obligated to offer to TCID its entire interest in BCC Holding on the same terms as the proposed transfer by William J. Bresnan and to sell such interests to TCID if TCID exercises its right to purchase William J. Bresnan's aggregate interest in BCC Holding and the Company.

     Transfer Restrictions. In general, (i) a limited partner may transfer all or any part of its interest in BCC Holding to certain affiliates only with the consent of the general partners owning a majority of the Percentage Interests in BCC Holding, (ii) subject to the rights of first refusal discussed above (and subject to certain special rights afforded William J. Bresnan which are described below), a limited partner may transfer all or any part of its interest in BCC Holding to non-affiliates only with the consent of the general partners owning a majority of the Percentage Interests in BCC Holding and provided that such transfer would not result in the termination or revocation of any franchise in which BCC Holding directly or indirectly owns an interest, (iii) William J. Bresnan may transfer to certain permitted transferees, without the consent of any other partners, all or any part of a portion of his Percentage Interest in BCC Holding equal to an amount not to exceed, in the aggregate, 10.10% of the total Percentage Interests held by all partners, and (iv) subject to the buy-sell procedures discussed above, a general partner may transfer all or any part of its Percentage Interest in BCC Holding to certain affiliates without the consent of the other partners, provided, that, TCID may not transfer all or any part of a portion of its Percentage Interest equal to 11.11% of the total Percentage Interests held by all partners.

THE COMPANY'S PARTNERSHIP AGREEMENT

     Organization and Duration. The Company was formed as a limited partnership pursuant to the provisions of the Michigan Revised Uniform Limited Partnership Act (the "Michigan Partnership Act"), and a Certificate of Limited Partnership of the Company was filed with the Michigan Department of

Commerce on October 31, 1984. The purposes of the Company as set forth in the Amended and Restated Agreement of Limited Partnership of Bresnan Communications Company Limited Partnership (the "Company Partnership Agreement") are to develop, acquire, finance, own, maintain, manage, operate and otherwise participate in cable television, telephony-related and other telecommunications opportunities in the United States of America, and any products and services emanating from new technologies relating thereto (or to hold, own or mange interests in other entities formed to carry out such purposes). The Company Partnership Agreement further provides, without limiting the foregoing, that the Company's business is to include expressly (i) the financing, ownership, maintenance, management and operation of one or more CATV Systems, (ii) owning and operating any other business relating to or servicing the cable television industry, or otherwise relating to any telecommunications business and all things reasonably incident thereto, and (iii) investing in the development of telecommunications projects in the United States of America including as joint venturers or through operating partnerships or subsidiaries and holding companies and including investments as a partner, shareholder or otherwise with respect to partnerships and corporate ventures with companies in the United States of America (the Company's interest in any business as described under clause (ii) above and the Company's investment in projects and other companies described under clause (iii) above each being a "Company Investment").

     Pursuant to the Company Partnership Agreement, the Company is to continue in existence until the earliest to occur of (i) the expiration of the Company's term on December 31, 2014; (ii) the election by the Executive Committee, with the consent of the sole general partner of the Company (the "GP"), to dissolve the Company; (iii) the sale, exchange or other disposition of all or substantially all of the property of the Company; (iv) except as provided in the Michigan Partnership Act, the bankruptcy, dissolution, liquidation, death, disability, legal incapacity, removal or withdrawal of the GP or the sale, transfer or assignment by the GP of its interest in the Company, except where the remaining partners, or at least the remaining partners holding a majority of the profits and a majority of the capital interests owned by all of the remaining partners, agree to continue the Company and appoint a new GP; or (v) any other event causing dissolution of the Company under the Michigan Partnership Act.

     Allocations and Distributions. The Company Partnership Agreement provides that Profit (as defined in the Company Partnership Agreement) is to be allocated among the partners of the Company (i) first, to offset previously allocated Loss (as defined in the Company Partnership Agreement), and (ii) second, in accordance with the Percentage Interests (i.e., the economic and voting interests) of the partners (as defined in the Company Partnership Agreement). Subject to the provisions of any instrument evidencing indebtedness of the Company, the Company may make distributions to its partners out of funds which the GP determines in good faith to be available. Such discretionary distributions may be made at such times and in such amounts as the GP may determine in its sole discretion. Subject to the provisions of any instrument evidencing indebtedness of the Company, the Company is required to distribute to each partner within 90 days after the end of each year an amount equal to 45.0% of the net taxable income of such partner which is attributable to such partner's allocations from the Company for the immediately preceding year, less the amount of any tax credits or tax recapture allocable to such partner with respect to its income for such year (the "Company Tax Amount"). Mandatory distributions for purposes of a partner's Company Tax Amount are to be made out of the Company's available funds. Under the Company Partnership Agreement, TCID may elect to waive any mandatory distributions payable to it in respect of its Company Tax Amount and instead to receive such amounts in partial repayment of any TCID subordinated debt, including any accrued but unpaid interest thereon.

     Distributions other than upon liquidation of the Company are to be made pursuant to the Company Partnership Agreement with respect to any fiscal year to the partners in the following manner: (i) first, after payment of any amounts payable pursuant to the foregoing paragraph, by payment of the remaining available funds to TCID to reduce the outstanding principal amount of and any accrued interest on any TCID subordinated debt, and (ii) thereafter, in accordance with the partners' Percentage Interests.

     Control of Operations. The business and operations of the Company are managed by BCC Holding, its GP, subject to the Executive Committee's final review and approval with respect to certain management decisions and actions by or affecting the Company, including, but not limited to, the approval of and changes to the Company's capital and operating budgets. The Executive Committee is comprised of four representatives, two of whom are designees of BCI (USA), L.P. and two of whom are designees of TCID or an affiliate thereof. The Executive Committee acts by the unanimous vote of its members. Prior to the reorganization of the ownership of the Company, the business and operations of the Company were managed by BCI (USA), L.P. acting as managing general partner of the Company, subject to Executive Committee review and approval of certain management decisions and actions affecting the Company. See "-- Consent Rights of Partners and the Executive Committee."

     The Company Partnership Agreement contemplates that certain management and administrative services will be provided to the Company by BCI and BMSI pursuant to the Management Agreement and the Administration Agreement. William J. Bresnan controls both BCI and BMSI. See "Certain Relationships and Related Transactions."

     Consent Rights of Partners and the Executive Committee.

     Matters Subject to Partner Consent. Certain matters are subject to receipt of the requisite consent of the partners of the Company, as follows: (i) the requirement or right of any partner to contribute additional capital to the Company, as to which the consent of all of the partners is required; (ii) any dissolution of the Company following an election made by the Executive Committee to do so, as to which the consent of the GP is required; and (iii) the adoption and effectiveness of any amendment of the Company Partnership Agreement, as to which the consent of the GP is required.

     Matters Subject to Executive Committee Approval. The unanimous vote of the members of the Executive Committee is required with respect to each of the following actions by or affecting the Company, unless such actions are specifically provided for in a budget that has been previously approved by the Executive Committee: (i) the sale, pledge or encumbrance of any significant assets of the Company; (ii) any distributions to the partners pursuant to the Company Partnership Agreement; (iii) the borrowing of any money, the creation or grant of any mortgage, charge, use, hypothecation, lien (other than a lien arising by operation of law), or other similar security involving any material property or assets of the Company, a CATV System, or any Company Investment, or any interest in such property or assets, including goodwill and uncalled capital, where the total liability of the Company, any CATV System or any Company Investment under such arrangement exceeds or could exceed $10.0 million;
(iv) the adoption of annual operating and capital budgets of the Company; (v) any material change in the nature of the Company or its business; (vi) the acquisition, purchase or subscription (or agreement to do any of the foregoing) by the Company, of or for any shares, debentures, mortgages or securities in any corporation, joint venture, trust or other entity; (vii) the termination and dissolution or liquidation of the Company or any company which is a Company Investment, or of any material part thereof; (viii) material revisions to any approved budgets and the payment of any material unbudgeted amounts in any calendar year; (ix) proposed acquisitions, dispositions, investments and joint ventures by the Company; (x) the admission of new partners into the Company and the amount of any such partner's contribution and Percentage Interest; (xi) the disposition, directly or indirectly, of any material interest in a license, franchise or similar rights with respect to any CATV System or Company Investment having a value of $10.0 million or more; (xii) any transfer of a material interest in a CATV System or Company Investment, or any sale, transfer, lease, license or other disposal by the Company or a CATV System or a company which is a Company Investment, of material assets, whether in a single transaction or series of transactions, having a value of $10.0 million or more;
(xiii) any changes to or termination of the Company Partnership Agreement, the Management Agreement or the Administration Agreement (except termination in accordance with their respective terms); (xiv) the execution or conclusion of any material agreement with any partner or any affiliate of a partner (other than the Management Agreement or the Administration Agreement); (xv) the giving of any credit to any person in excess of $100,000 at any time outstanding; (xvi) except in connection with an approved acquisition or investment approved by the

Executive Committee, the giving of any guarantee or indemnity on behalf of the Company, or any CATV System or Company Investment regarding any aggregate amount in excess of $5.0 million; and (xvii) the entering into by the Company or by any company which is a Company Investment of any material contract, including any joint venture, partnership or profit-sharing arrangement with any person.

     Rights of First Refusal. In general, the Company Partnership Agreement provides that if any limited partner desires to transfer (other than by gift, will or pursuant to the laws of descent and distribution) all or any part of its limited partner interest in the Company to any person other than certain permitted transferees specified in the Company Partnership Agreement, then such selling limited partner must first offer to sell such limited partnership interest to the other partners in the Company on the same terms as the proposed transfer.

     Transfer Restrictions. In general, (i) a limited partner may transfer all or any part of its interests in the Company to certain affiliates only with the consent of the GP, (ii) subject to the rights of first refusal discussed above, a limited partner may transfer all or any part of its interest in the Company to non-affiliates only with the consent of the GP and provided that such transfer would not result in the termination or revocation of any franchise in which the Company directly or indirectly owns an interest, and (iii) the GP may transfer all or any part of its interest in the Company to certain affiliates only with the consent of William J. Bresnan or certain permitted transferees.

                      DESCRIPTION OF BANK CREDIT FACILITY

     As of July 25, 1994, the Company and a group of banks entered into the Bank Credit Facility pursuant to which such banks committed to lend to the Company up to $225.0 million. The Bank Credit Facility provides for a revolving credit facility through January 25, 1997. The Bank Credit Facility converts into a term loan on January 25, 1997 and amounts outstanding at such time are then payable in quarterly installments through June 30, 2003. Advances under the Bank Credit Facility bear interest at either LIBOR plus 1.75% or the prime rate plus 0.75%, with provision for certain performance-based interest-rate reductions during the term of the agreement. Advances can be prepaid at any time upon prior written notice, without penalty or premium. The aggregate amounts outstanding under the Bank Credit Facility, excluding accrued interest, are expected to be approximately $19.8 million as of the closing of the Offerings. The Company pays commitment fees of .375% per annum on the unused principal amounts of the Available Commitment under the Bank Credit Facility, as well as an annual agency fee. A guarantee of borrowings made by the Company under the Bank Credit Facility in the amount of $3.0 million has been provided by William J. Bresnan. The commitment given by the lenders pursuant to the Bank Credit Facility will be permanently reduced by the amount of the proceeds of any permitted sale of assets of the Company, excluding the first $10.0 million of such sales so long as the proceeds thereof are used for acquisitions within one year of the date of such sales.

     The Bank Credit Facility prohibits the Company from (i) having a Funded Debt to Annualized Operating Cash Flow ratio in excess of 5.75:1 through December 31, 1996, and declining thereafter to 4.00:1 beginning on January 1, 2000; (ii) having an Annualized Operating Cash Flow to Pro Forma Interest Expense ratio of less than 1.75:1; (iii) having an Annualized Operating Cash Flow to Fixed Charges Ratio of less than 1.00:1 commencing January 1, 1997; (iv) having an Annualized Operating Cash Flow to Pro Forma Debt Service ratio of less than 1.10:1; and (v) making capital expenditures in excess of $20.0 million plus certain amounts carried over from the previous year in calendar year 1996. In addition, the Bank Credit Facility contains restrictions on the Company with respect to the ability of the Company to pledge its assets, dispose of assets or merge, incur indebtedness, pay dividends, repurchase or redeem equity interests and indebtedness, create liens and make certain investments or acquisitions. The Bank Credit Facility requires the consent of the lenders thereunder whose aggregate commitment equals at least 66 2/3% of the total commitment to make acquisitions in excess of $10.0 million. Pursuant to the Bank Credit Facility, the Company may only pay dividends or make distributions out of Excess Cash Flow on its securities so long as it makes an equal prepayment under the Bank Credit Facility. In addition, it is an event of default under the Bank Credit Facility if any entity effectively controlled by William J. Bresnan or TCI ceases to be a general partner of the Company or if the Company loses any franchise or franchises that account for 10% or more of Annualized Operating Cash Flow. See "Risk Factors -- Bank Credit Facility; Change of Control." Terms capitalized but not defined above have the meanings assigned to them in the Bank Credit Facility.

     In connection with the Offerings, the Company will enter into an agreement with its lenders amending certain of the covenants contained in the Bank Credit Facility. Following such amendment, BCC Holding's ability to incur additional indebtedness will also be restricted by the Bank Credit Facility.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an indenture to be dated as
of                 , 1996 (the "Indenture"), among the Company and Bresnan
Capital Corporation ("BCC," and together with the Company, the "Issuers") and
            , as Trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indenture is subject to and is governed by the Trust Indenture Act of 1939, as amended (the "1939 Act"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to the 1939 Act and to all the provisions of the Notes and the Indenture, including the definitions therein of certain terms. Wherever particular sections or defined terms of the Notes or the Indenture are referred to herein, such sections or defined terms are incorporated by reference herein. Certain terms used in this section are defined under "-- Certain Definitions."

GENERAL

     The Notes will be the joint and several obligations of the Company and BCC. BCC is a Wholly Owned Subsidiary of the Company, has nominal assets and does not conduct any operations. The Company is a Subsidiary of Bresnan Communications Company Holding, L.P. ("BCC Holding").

     The Notes will mature on                  , 2006, and will be limited to an
aggregate principal amount of $100.0 million. The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus from the date of issuance, or from the most recent interest payment date to which interest has
been paid, payable semiannually on           and           of each year,
beginning on                  , 1996, to the persons who are registered holders
of the Notes (or any predecessor Notes) at the close of business on the
preceding           or             , as the case may be.

     Principal of, premium, if any, and interest on the Notes will be payable in immediately available funds, and the Notes will be exchangeable and transferable, at an office or agency of the Issuers, one of which will be maintained for such purpose in The City of New York (which initially will be the corporate trust office of the Trustee) or such other office or agency permitted under the Indenture; provided, however, that payment of interest may be made at the option of the Issuers by check mailed to the person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

     Settlement for the Notes will be made by the Underwriters in immediately available funds. The Notes will trade in The Depository Trust Company's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds on trading activity in the Notes.

RANKING

     The Notes will be senior unsecured, joint and several obligations of the Issuers, will rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers, including indebtedness pursuant to the Bank Credit Facility, and will be senior in right of payment to any future subordinated indebtedness of the Issuers. BCC has no, and the terms of the Indenture prohibit it from having any, obligations other than the Notes. As of March 31, 1996, after giving effect to the Offerings and the application of the net proceeds thereof, the total indebtedness of the Company would have been approximately $109.7 million. At such date, after giving effect to the Offerings and the application of the net proceeds thereof, the Company would have had approximately $2.2 million of indebtedness subordinated to the Notes.

     In addition, all existing and future indebtedness and other liabilities of the Company's Subsidiaries will be effectively senior in right of payment to the Notes. Other than BCC, the Company has no

Subsidiaries. The Company has, and in the future its Subsidiaries may have, other liabilities, including contingent liabilities, which may be significant. Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Restricted Subsidiaries may Incur, the amounts of such Indebtedness could be substantial and, in any case, all of such Indebtedness may be Indebtedness of Subsidiaries of the Company (which will be effectively senior in right of payment to the Notes). See "-- Certain Covenants". Moreover, claims of creditors of the Company's Subsidiaries, including trade creditors, and holders of Preferred Equity Interests in the Company's Subsidiaries, if any, will generally have a priority as to the assets of such Subsidiaries over the claims of the Company.

     The Notes are obligations exclusively of the Issuers. In the event that the operations of the Company are in the future conducted through Subsidiaries, the Company's cash flow and the consequent ability to service its debt, including the Notes, will be dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, will be dependent upon the earnings of those Subsidiaries and will be subject to various business considerations.

OPTIONAL REDEMPTION

     The Notes will not be redeemable prior to             ,             . At
any time on or after             ,             , and prior to maturity, the
Notes will be redeemable at the option of the Issuers, in whole or in part, on not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to the date of redemption:

     If redeemed during the 12-month period commencing                of the
year indicated:

                                                                         REDEMPTION
                                     YEAR                                  PRICE
        ---------------------------------------------------------------  ----------
                                                                                     ...           %
                                                                                     ...           %
                                                                                     ...           %

and thereafter, beginning        ,        , at 100% of the principal amount of
the Notes.

     In the event of redemption of fewer than all the Notes, the Trustee shall select by lot or in such manner as it shall deem fair and equitable the Notes to be redeemed. On and after any redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption unless the Company shall fail to redeem any such Notes.

SINKING FUND

     There will be no mandatory sinking fund payments for the Notes.

PURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, each holder of Notes shall have the right to require the Issuers to purchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (the "Change of Control Payment").

     Within 30 days following any Change of Control, the Issuers shall (i) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and
(ii) mail a notice to each holder of Notes stating: (1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Purchase at the

Option of Holders Upon a Change of Control" and that, subject to the terms and conditions set forth herein, all Notes timely tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, no earlier than 30 days nor later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"); (3) that any Note (or portion thereof) accepted for payment (and duly paid on the Change of Control Payment Date) pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (4) that any Notes (or portions thereof) not tendered will continue to accrue interest; (5) a description of the transaction or transactions constituting the Change of Control; and (6) the procedures that holders of Notes must follow in order to tender their Notes (or portions thereof) for payment and the procedures that holders of Notes must follow in order to withdraw an election to tender Notes (or portions thereof) for payment.

     The Issuers will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the purchase of Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions relating to the Change of Control Offer, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations described above by virtue thereof.

     Except as described herein with respect to a Change of Control, the Indenture does not contain any provisions that permit the holders of the Notes to require that the Issuers purchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The Change of Control purchase feature is the result of negotiations among the Issuers and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company or BCC Holding could decide to do so in the future. Subject to the limitations discussed below, the Company or BCC Holding could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings. Restrictions on the ability of the Company and its Restricted Subsidiaries to Incur additional Indebtedness are contained in the covenants described under "-- Certain Covenants -- Limitation on Indebtedness" and "-- Certain
Covenants -- Limitation on Liens." Such restrictions can only be waived with the consent of the registered holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

     There can be no assurance that the Issuers will be able to fund any purchase of the Notes upon a Change of Control.

     "Change of Control" means either of (i) such time as Tele-Communications, Inc. ceases, directly or indirectly, including by way of a consolidation or merger involving the Company or BCC Holding (a) either (1) to have the contractual right to designate at least 50% of the members of the Executive Committee or (2) to be the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of a majority of the Voting Equity Interests in the Company or
(b) to be the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act) of more than 66 2/3% of the total Equity Interests in the Company, such Equity Interests to be calculated without giving effect to dilution caused by the issuance of Equity Interests pursuant to underwritten public offerings by the Company or the General Partner registered under the Securities Act; provided, however, that a Change of Control shall in any event be deemed to have occurred if Tele-Communications, Inc. for any reason ceases, directly or indirectly, to be the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of a majority of the total Equity Interests in the Company or (ii) such time as the Company sells, conveys, transfers or leases, directly or indirectly, including through a liquidation or dissolution, all or substantially all of its Property (other than a transfer of such Property as an entirety or virtually as an entirety to one or more of (1) Tele-

Communications, Inc., (2) any Subsidiary of Tele-Communications, Inc., (3) BCC Holding or (4) a Wholly Owned Subsidiary of the Company).

BOOK-ENTRY SYSTEM

     The Notes will initially be issued in the form of a Global Security (as defined in the Indenture). Accordingly, The Depository Trust Company ("DTC") or its nominee will initially be the sole registered holder of the Notes for all purposes under the Indenture.

     Upon the issuance of a Global Security, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Notes represented by such Global Security purchased by such persons in the Offering. Such accounts shall be designated by the Underwriters with respect to Notes placed by the Underwriters for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     Payment of principal and interest on Notes represented by any such Global Security will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Issuers, the Trustee, any agent of the Issuers, or the Underwriters will have any responsibility or liability for any aspect of DTC's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Notes or for maintaining, supervising, or reviewing any of DTC's records relating to such beneficial ownership interests.

     The Issuers have been advised by DTC that upon receipt of any payment of principal of, or interest on, any Global Security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     A Global Security may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC. A Global Security is exchangeable for certificated Notes only if (i) DTC notifies the Issuers that it is unwilling or unable to continue as a depositary for such Global Security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (ii) the Issuers execute and deliver to the Trustee a notice that such Global Security shall be so transferable, registrable, and exchangeable, and such transfers shall be registrable or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes represented by such Global Security. Any Global Security that is exchangeable for certificated Notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Security becomes exchangeable for certificated Notes, (i) certificated Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, any repurchase price, and interest on the certificated Notes will be payable, and the transfer of the certificated Notes will be registerable, at the office or agency of the Issuers maintained for such purposes and (iii) no service charge will be made for any registration of transfer or exchange of the certificated Notes, although the Issuers may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.

     So long as DTC or any successor depositary for a Global Security, or any nominee, is the registered owner of such Global Security, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for the purposes of receiving payment on the Notes, receiving notices, and for all other purposes under the Indenture and the Notes. Beneficial interests in Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC or any successor depositary and its participants. Cede & Co. has been appointed as the nominee of DTC. Except as provided above, owners of beneficial interests in a Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Issuers understand that under existing industry practices, in the event that the Issuers request any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised the Issuers that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTAIN COVENANTS

     Set forth below are certain covenants contained in the Indenture. During any period of time that (i) the ratings assigned to the Notes by both of the Rating Agencies are Investment Grade Ratings and (ii) no Default or Event of Default has occurred and is continuing under the Indenture, the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture applicable to them described under "-- Limitation on Indebtedness,"
"-- Limitation on Restricted Payments," "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," "-- Limitation on Transactions with Affiliates," clauses (iii) and (iv) of "-- Designation of Restricted and Unrestricted Subsidiaries" and clause (v) of "-- Merger, Consolidation and Sale of Assets" (collectively, the "Suspended Covenants"). In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the Notes for any period of time as a result of the preceding sentence and, subsequently, one or both Rating Agencies withdraws its ratings or downgrades the ratings assigned to the Notes below the required Investment Grade Ratings, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under

"-- Limitation on Restricted Payments" as if such covenant had been in effect during the entire period of time from the Issue Date.

     Limitation on Indebtedness. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness unless, after giving effect to the Incurrence on a pro forma basis (a) the Company's Leverage Ratio would not exceed 8.0 or (b) such Indebtedness is Permitted Indebtedness.

     Permitted Indebtedness is defined to include any and all of the following:
(i) the Notes; (ii) Indebtedness outstanding on the Issue Date; (iii) Permitted Refinancing Indebtedness Incurred in respect of Indebtedness Incurred pursuant to the provisions of clause (a) of the immediately preceding paragraph or clauses (i) and (ii) of this paragraph; (iv) Indebtedness of the Company owing to and held by a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however, that any event that results in any such Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary, or any subsequent transfer of any such Indebtedness (except to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (v) Indebtedness under Interest Rate Agreements entered into for the purpose of limiting risk in the ordinary course of the financial management of the Company or any of its Restricted Subsidiaries and not for speculative purposes; provided, however, that the obligations under such agreements are related to payment obligations on Indebtedness otherwise permitted by the terms of the Indenture; (vi) Indebtedness in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations and, in each case, not in connection with the borrowing of money or the obtaining of advances or credit (other than the extension of credit represented by the issuance for the account of the Company or any of its Restricted Subsidiaries of such letter of credit or performance bond itself) and (vii) Indebtedness not otherwise permitted hereunder in an amount outstanding at any time not to exceed $15.0 million.

     Limitation on Restricted Payments. The Company shall not make, and shall not permit any Restricted Subsidiary to make, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment, (a) a Default or Event of Default shall have occurred and be continuing, (b) the Company could not Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "-- Limitation on Indebtedness" or (c) the aggregate amount of such Restricted Payment and all other Restricted Payments made since the Issue Date (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of (i) the result of (A) Cumulative EBITDA minus (B) the product of
1.2 and Cumulative Interest Expense, (ii) Equity Interest Sale Proceeds, (iii) the amount by which Indebtedness of the Company or any Restricted Subsidiary is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary convertible or exchangeable for Equity Interests (other than Disqualified Equity Interests) in the Company (less the amount of any cash or other Property distributed by the Company or any Restricted Subsidiary upon conversion or exchange), (iv) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from (A) dividends, repayment of loans or advances, or other transfers or distributions of Property (but only to the extent the Company excludes such transfers or distributions from the calculation of EBITDA for purposes of clause
(c)(i)(A) above), in each case to the Company or any Restricted Subsidiary from any Person or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed, in the case of (A) or (B), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person or such Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments and (v) $10.0 million.

     Notwithstanding the foregoing limitation, the Company or any Restricted Subsidiary (as the case may be) may (a) pay dividends on or make distributions in respect of Equity Interests in the Company within 60 days of the declaration thereof if, on the declaration date, such dividends or distributions could have been paid in compliance with the foregoing limitation; (b) redeem, repurchase, defease, acquire or retire for value, any Indebtedness subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes with the proceeds of any Permitted Refinancing Indebtedness; (c) acquire, redeem or retire Equity Interests in the Company or Indebtedness of the Company subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes in exchange for, or in connection with a substantially concurrent issuance of, Equity Interests in the Company (other than Disqualified Equity Interests); (d) with respect to any taxable year that the Company is a Pass-Through Entity, pay any dividend or other distribution on Equity Interests in the Company in an amount equal to the sum of (i) any aggregate tax liability of BCC Holding with respect to such taxable year, plus
(ii) the greater of (1) the aggregate amount necessary to permit each Relevant Taxpayer to pay the Incremental Tax Liability of such Relevant Taxpayer with respect to such taxable year (less any amount described in clause (i) above), and (2) the amount equal to the Hypothetical Tax Liability of the Company with respect to such taxable year (less any amount described in clause (i) above);
(e) so long as the Debenture Contribution shall have been received by the Company and no Default or Event of Default shall have occurred and be continuing, make Debenture Distributions; (f) pay any dividend or other distribution on Equity Interests in the Company, or make loans to BCI Management, L.P., in each case to allow BCI Management, L.P. to acquire, redeem or retire Equity Interests in BCI Management, L.P. held by an employee of the Company, any Restricted Subsidiary, BCC Holding, BCI or BMSI (or such employee's estate, as the case may be) upon such employee's death, disability, retirement or termination of employment with the Company, any Restricted Subsidiary, BCC Holding, BCI and BMSI in an aggregate amount not to exceed $3.0 million per year and (g) make Investments in Persons the primary businesses of which are Cable Businesses, Cable Programming Businesses or Related Businesses (other than Investments in Equity Interests in the Company, the General Partner or Tele-Communications, Inc.) in an aggregate amount at any time outstanding (based on the amount actually invested) for all such Investments made pursuant to this clause (g) not to exceed the sum of (i) $15.0 million, (ii) an amount equal to the net reduction in Investments made by the Company and its Restricted Subsidiaries subsequent to the Issue Date in any Person resulting from payment of dividends, repayment of loans or advances, or other transfers or distributions of Property to the Company or any Restricted Subsidiary from any Person (but only to the extent such net reduction has not been utilized to increase the amount of Restricted Payments permissible pursuant to clauses
(c)(i) or (c)(iv) in the immediately preceding paragraph), and not to exceed, in the case of this clause (g)(ii), the amount of such Investments previously made by the Company and its Restricted Subsidiaries in such Person which were made in reliance on this clause (g) and (iii) Equity Interest Sale Proceeds to the extent such Proceeds have not been treated as Equity Interest Sale Proceeds for purposes of clause (c)(ii) in the immediately preceding paragraph. Notwithstanding anything in clause (d)(1) of this paragraph to the contrary, any Excess Tax Amount (as defined in the following sentence) paid by the Company shall not be excluded from the calculation of the aggregate amount of Restricted Payments made after the Issue Date. "Excess Tax Amount" shall mean the excess, if any, of (i) the amount of the aggregate Incremental Tax Liability of all Relevant Taxpayers with respect to any taxable year, over (ii) the amount of the aggregate hypothetical Incremental Tax Liability of all such Relevant Taxpayers with respect to such taxable year assuming that the Incremental Tax Liability of each direct holder of an interest in BCC Holding that is a Pass-Through Entity, trust or estate and the direct or indirect beneficial owners of interests in such Pass-Through Entity, trust or estate and the direct or indirect beneficial owners of interests in such Pass-Through Entity, trust or estate does not exceed, in the aggregate, the product of (A) the distributive share of the Company's net taxable income allocable to such Pass-Through Entity, trust or estate (as shown on its Federal Form 1065), and (B) the highest combined Federal, state and local marginal income or franchise tax (or capital, gross receipts, net worth or other tax imposed in lieu of such income or franchise tax) rate of either (1) such Pass-Through Entity, trust or estate, or (2) any of the direct or indirect beneficial owners of any interests in such Pass-Through Entity, trust or estate, whichever is greater; provided, however, that for purposes of choosing such highest combined marginal tax rate the Executive Committee shall in good faith exclude the rate applicable to any direct or indirect beneficial owner(s) who are Relevant Taxpayers and whose direct or indirect interest(s) in the Pass-Through Entity, trust or estate are not significant.

     Any payments made pursuant to clauses (b), (c) and (d) of the immediately preceding paragraph (other than any payments of any Excess Tax Amount) shall be excluded from the calculation of the aggregate amount of Restricted Payments made after the Issue Date; provided, however, that the proceeds from the issuance of Equity Interests pursuant to clause (c) of the immediately preceding paragraph shall not constitute Equity Interest Sale Proceeds to the extent such proceeds are used in the manner set forth in such clause (c) for purposes of clause (c)(ii) of the first paragraph of this covenant.

     Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property, whether now owned or hereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the Notes will be secured by such Lien equally and ratably with all other Indebtedness of the Company or any Restricted Subsidiary secured by such Lien for so long as any such other Indebtedness of the Company or any Restricted Subsidiary shall be so secured; provided, however, that no Lien may be granted with respect to Indebtedness of the Company that is subordinated to the Notes.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause to become effective, any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Equity Interests, or pay any Indebtedness or other obligation owed, to the Company or any other Restricted Subsidiary, (b) make any loans or advances to the Company or any other Restricted Subsidiary or (c) transfer any of its Property to the Company or any other Restricted Subsidiary. Such limitation will not apply (1) with respect to clauses (a), (b) and (c), to encumbrances and restrictions (i) in existence under or by reason of any agreements in effect on the Issue Date,
(ii) relating to Indebtedness of a Restricted Subsidiary and existing at such Restricted Subsidiary at the time it became a Restricted Subsidiary if either
(A) such encumbrance or restriction was not created in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or a Restricted Subsidiary or (B) such encumbrance or restriction was created in connection with the refinancing of preexisting Indebtedness in connection with or in anticipation of the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or a Restricted Subsidiary, the new Indebtedness satisfies the requirements of "-- Certain Definitions -- Permitted Refinancing Indebtedness", the replacement Indebtedness has an effective interest cost no higher than that of the previous Indebtedness, and such encumbrance or restriction relates only to the Property previously subject to an encumbrance or restriction under the preexisting Indebtedness and such encumbrance or restriction is no more restrictive than was its predecessor,
(iii) which result from the renewal, refinancing, extension or amendment of an agreement referred to in clauses (1)(i) and (ii) above and in clauses (2)(i) and
(ii) below, provided such encumbrance or restriction is no more restrictive to such Restricted Subsidiary and is not materially less favorable to the holders of Notes than those under or pursuant to the agreement so renewed, refinanced, extended or amended, and (2) with respect to clause (c) only, to (i) any encumbrance or restriction relating to Indebtedness that is permitted to be Incurred and secured pursuant to the provisions under "-- Limitation on Indebtedness" and "-- Limitation on Liens" that limits the right of the debtor to dispose of the Property securing such Indebtedness, (ii) any encumbrance or restriction in connection with an acquisition of Property, so long as such encumbrance or restriction relates solely to the Property so acquired (and any improvements thereto) and was not created in connection with or in anticipation of such acquisition, (iii) customary provisions restricting subletting or assignment of leases and customary provisions in other agreements that restrict assignment of such agreements or rights thereunder, (iv) customary restrictions contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale or (v) customary restrictions contained in cable television franchise agreements limiting the transfer of the franchises granted thereby.

     Limitation on Transactions with Affiliates. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, lease or exchange of any Property, the rendering of any service or the modification, renewal or extension of any existing agreement with Affiliates of the Company) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless the terms of such Affiliate Transaction are (a) (i) with respect to an Affiliate Transaction involving, or reasonably expected to involve, aggregate payments or value in excess of $250,000, set forth in writing, (ii) in the best interest of the Company or such Restricted Subsidiary, as the case may be, and (iii) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such Affiliate Transaction for a similar transaction in arms-length dealings with a Person who is not such an Affiliate of the Company, (b) with respect to an Affiliate Transaction involving, or reasonably expected to involve, aggregate payments or value in excess of $1.0 million, the Executive Committee approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clauses (a)(ii) and (iii) of this paragraph as evidenced by a Committee Resolution and (c) with respect to an Affiliate Transaction involving, or reasonably expected to involve, aggregate payments in excess of $10.0 million, the Company obtains an opinion letter from an Independent Appraiser to the effect that such Affiliate Transaction is fair, from a financial point of view.

     Notwithstanding the foregoing limitation, the Company or any of its Restricted Subsidiaries may enter into or suffer to exist the following: (i) any transaction pursuant to any contract in existence on the Issue Date or any renewal, extension or replacement of such contract on terms no less favorable to the Company and its Restricted Subsidiaries, including contracts for the acquisition of cable television programming and equipment; (ii) the reimbursement of BCI or BMSI for costs (including the payment of reasonable compensation to their respective employees) incurred by BCI or BMSI in providing management or administrative services to the Company pursuant to the Management Agreement or the Administration Agreement, as the case may be; (iii) any Restricted Payment made in accordance with "-- Limitation on Restricted Payments"; (iv) any transaction or series of transactions between the Company and one or more of its Restricted Subsidiaries or between two or more of its Restricted Subsidiaries; (v) the payment of reasonable compensation (including amounts or Equity Interests (other than Disqualified Equity Interests) paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Restricted Subsidiaries;
(vi) loans and advances to employees of the Company or any Restricted Subsidiary or employees of BCC Holding, BCI or BMSI who render substantial services to the Company or any of its Restricted Subsidiaries (such loans to be made either directly to such employees or through BCC Holding, BCI or BMSI) or loans to BCI Management, L.P. to allow BCI Management, L.P. to acquire, redeem or retire Equity Interests in BCI Management, L.P. held by an employee of the Company, any Restricted Subsidiary, BCC Holding, BCI or BMSI (or such employee's estate, as the case may be) upon such employee's death, disability, retirement or termination of employment with the Company, any Restricted Subsidiary, BCC Holding, BCI and BMSI, provided that such loans and advances do not exceed $5.0 million at any one time outstanding; (vii) customary indemnification payments to members of the Executive Committee and/or officers of the Company, any Restricted Subsidiary, BCI or BMSI for liabilities incurred in connection with the rendering of services to the Company; and (viii) issuances of Equity Interests in connection with capital contributions.

     Designation of Restricted and Unrestricted Subsidiaries. The Executive Committee may designate an Unrestricted Subsidiary as a Restricted Subsidiary or designate a Restricted Subsidiary as an Unrestricted Subsidiary at any time; provided, however, that immediately after giving effect to such designation on a pro forma basis, (i) the Company's Leverage Ratio would not exceed 8.0, (ii) there exist no Liens (other than Permitted Liens) on the Property of the Company or its Restricted Subsidiaries, (iii) the Company and its Restricted Subsidiaries are in compliance with the covenant described under "-- Limitation on Restrictions on Distributions from Restricted Subsidiaries," (iv) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, the Fair Market Value of such Restricted Subsidiary at the time of such designation would be permitted as, and shall be deemed to constitute, an Investment pursuant to the covenant described under "-- Limitation on Restricted Payments" and (v) an Officers' Certificate with respect to such designation is delivered to the Trustee within 75 days after the end of the fiscal quarter of the Company in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Company's fiscal year, within 120 days after the end of such fiscal year), which Officers' Certificate shall state the effective date of such designation.

     Notwithstanding the foregoing, the Company shall at all times cause BCC to be a direct Wholly Owned Subsidiary.

     Limitation on Conduct of Business of BCC. BCC shall not own any operating assets or other Property or conduct any business other than to serve as an Issuer and obligor with respect to the Notes.

     Merger, Consolidation and Sale of Assets. Neither of the Issuers may consolidate with or merge with or into any other Person (other than a merger of a Restricted Subsidiary (other than BCC) into the Company), or convey, sell, transfer, lease or otherwise dispose of all or substantially all of its Property (in one transaction or a series of related transactions), unless: (i) such Issuer shall be the surviving Person (the "Surviving Person"), or the Surviving Person (if other than such Issuer) formed by such consolidation or into which such Issuer is merged or to which the Property of such Issuer is transferred shall be, in the case of BCC, a corporation, or in any other case, a corporation, partnership or trust, organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) the Surviving Person (if other than such Issuer) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of such Issuer under the Notes and the Indenture, and the obligations under the Indenture shall remain in full force and effect; (iii) in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of an Issuer's Property, such Property shall have been transferred as an entirety or virtually as an entirety to one or more Persons, provided that all such transferees shall have jointly and severally assumed, as the Surviving Person, the obligations of such Issuer pursuant to clause (ii); (iv) immediately before and immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (v) immediately after giving effect to such transaction on a pro forma basis (including, any Indebtedness Incurred or anticipated to be Incurred in connection with such transaction or series of transactions), the Surviving Person would be able to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) of the first paragraph of "-- Limitation on Indebtedness."

     In connection with any consolidation, merger or transfer contemplated by this provision, the Issuers shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with. After any such consolidation, merger or transfer (other than a lease of all or substantially all of an Issuer's Property) effected in compliance with the terms of the Indenture, references to such Issuer shall mean the Surviving Person and shall not mean the Person who was previously the Issuer.

SEC REPORTS

     Notwithstanding that the Issuers may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of the Notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such sections.

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default":
(i) the Issuers fail to make the payment of any principal of, or premium, if any, on the Notes when the same becomes due and payable at maturity, upon acceleration, redemption, mandatory repurchase or declaration, or otherwise;
(ii) the Issuers fail to make the payment of any interest on the Notes when the same becomes due and payable, and such failure continues for a period of 30 days; (iii) either Issuer fails to comply with any other covenant applicable to it in the Notes or Indenture and such failure continues for 30 days after written notice from the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding; (iv) a default under any Indebtedness for borrowed money by the Company or any Restricted Subsidiary which results in acceleration of the maturity of such Indebtedness, or the failure to pay any such Indebtedness at final maturity, in an amount aggregating $5.0 million or more (the "cross acceleration provisions"); (v) any judgment or judgments for the payment of money (other than judgments which are covered by enforceable insurance policies issued by solvent carriers) in excess of $5.0 million shall be rendered against the Company or any Restricted Subsidiary and shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions") and (vi) certain events involving bankruptcy, insolvency or reorganization of either of the Issuers or any Significant Subsidiary of the Company (the "bankruptcy provisions"). The Indenture provides that the Trustee may withhold notice to the holders of the Notes of any default (except in payment of principal or premium, if any, or interest on such Notes) if the Trustee considers it to be in the best interest of the holders of the Notes to do so.

     The Indenture provides that if an Event of Default with respect to the Notes (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to either Issuer) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the Notes then outstanding may declare to be immediately due and payable the principal amount of all the Notes then outstanding, plus accrued but unpaid interest to the date of acceleration; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the Notes then outstanding, may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to the Company shall occur, such amount with respect to all of the Notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the Notes.

     The registered holders of a majority in principal amount of the Notes then outstanding shall have the right to waive any existing Default with respect to the Notes or compliance with any provision of the Indenture or the Notes and to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

     No holder of the Notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the registered holders of at least 25% in aggregate principal amount of the Notes then outstanding shall have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as a trustee, and unless the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the registered holders of a majority in principal amount of the Debentures then outstanding (including consents obtained in connection with a tender offer or exchange for the Debentures) and any past default or compliance with any provisions may also be waived with the consent of the registered holders of a majority in principal amount of the Debentures then outstanding. However, without the consent of each holder of an outstanding Note, no amendment may, among other things, (i) reduce the amount of Debentures whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) make any Note payable in money other than that stated in the Note, (v) impair the right of any holder of the Debentures to receive payment of principal of and interest on such holder's Debentures on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vi) subordinate in right of payment, or otherwise subordinate, the Notes to any other obligation of either Issuer, (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions, (viii) reduce the premium payable upon the redemption of any Note or change the time at which any Note may or shall be redeemed as described under "-- Optional Redemption" or (ix) release either of the Issuers from its respective obligations under the Indenture (other than pursuant to "-- Certain Covenants -- Merger, Consolidation and Sale of Assets").

     Without the consent of any holder of the Notes, the Issuers and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor of the respective obligations of the Issuers under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Internal Revenue Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Issuers for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

     The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Issuers are required to mail to registered holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

     The Issuers at any time may terminate all of their obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under "-- Certain Covenants" (other than the covenant described under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets"), the operation of the cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under "-- Events of Default" and the limitations contained in clause (iv) under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets" ("covenant defeasance").

     The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii) (other than the covenant described under "-- Certain Covenants -- Merger, Consolidation and Sale of Assets" above), (iv), (v) or (vi) (with respect only to Significant Subsidiaries) under "-- Events of Default" or because of the failure of the Company to comply with clause (iv) under "-- Certain
Covenants -- Merger, Consolidation and Sale of Assets".

     In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to maturity or an earlier redemption in accordance with the terms of the Indenture and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

     "Administration Agreement" means the Amended and Restated Administration
Agreement dated as of May   , 1996, among BCC Holding, the Company and BMSI.

     "Affiliate" of any specified Person means (i) any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person who is a director or officer (a) of such specified Person, (b) of any Subsidiary of such specified Person or (c) of any Person described in clause (i) above. For the purposes of this definition, "control" when used with resect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the section described under "-- Certain
Covenants -- Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any beneficial owner of interests representing 10% or more of the total voting power attached to the then outstanding Voting Equity Interests (on a fully diluted basis) in the Company or of rights or warrants to purchase such Voting Equity Interests (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Annualized Pro Forma EBITDA" means, with respect to any Person, the product of such Person's Pro Forma EBITDA for the latest fiscal quarter for which financial statements are available multiplied by four.

     "Attributable Indebtedness" means Indebtedness deemed to be Incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Equity Interest, the quotient obtained by dividing (i) the sum of the products of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Equity Interest multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bank Credit Facility" means the Fourth Amended and Restated Loan Agreement
dated as of                , 1996 by and among the Company, as borrower, and
certain banks, as lenders, and any extensions, revisions, refinancings or replacements thereof by a bank or syndicate of banks.

     "Cable Business" means the ownership, development, operation and/or acquisition of cable television systems.

     "Cable Programming Business" means the provision of cable television programming.

     "Capitalized Lease Obligations" means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

     "Committee Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company, BCI or the General Partner to have been duly adopted by the Executive Committee, to be in full force and effect on the date of such certification and delivered to the Trustee.

     "Consolidated Interest Expense" means, for any Person (or in the case of the Company, the Company and its Restricted Subsidiaries), for any period, the amount of interest in respect of Indebtedness (including amortization of original issue discount, fees payable in connection with financing, including commitment, availability and similar fees, non-cash interest payments on any Indebtedness and the interest portion of any deferred payment obligation and after taking into account the effect of elections made under, and the net costs associated with, any Interest Rate Agreement, however denominated, with respect to such Indebtedness), the amount of Redeemable Dividends in respect of Equity Interests meeting the requirements of "-- Disqualified Equity Interests" in such Person, the amount of Preferred Equity Interest dividends in respect of all Preferred Equity Interests in Subsidiaries of such Person held by Persons other than such Person or a Subsidiary of such Person, commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and the interest component of rentals in respect of any Capitalized Lease Obligation or Sale and Leaseback Transaction paid, accrued or scheduled to be paid or accrued by such Person during such period, determined on a consolidated basis in accordance with GAAP. For purposes of this definition, interest on a Capitalized Lease Obligation or a Sale and Leaseback Transaction shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation or Sale and Leaseback Transaction in accordance with GAAP consistently applied.

     "Consolidated Net Income" of a Person means for any period, the net income
(loss) of such Person and its Subsidiaries determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income (i) with respect to the Company, any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (a) subject to the limitations contained in (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and
(b) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) any net income (loss) of any Person acquired by such Person or a Subsidiary of such Person in a pooling of interests transaction for any period prior to the date of such acquisition, (iii) with respect to the Company, any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (a) subject to the limitations contained in (iv) below, the Company's equity in the net income of any such

Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and
(b) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iv) any gain (or loss) realized upon the sale or other disposition of any property, plant or equipment of such Person or its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Equity Interests in any Person, (v) any extraordinary gain or loss and (vi) the cumulative effect of a change in accounting principles.

     "Cumulative EBITDA" means at any date of determination the aggregate amount of EBITDA of the Company from and after the last day of the fiscal quarter of the Company immediately preceding the Issue Date to the end of the fiscal quarter immediately preceding the date of determination or, if such aggregate EBITDA for such period is negative, the amount (expressed as a negative number) by which such cumulative EBITDA is less than zero.

     "Cumulative Interest Expense" means at any date of determination the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued by the Company from the last day of the fiscal quarter of the Company immediately preceding the Issue Date to the end of the fiscal quarter immediately preceding the date of determination determined on a consolidated basis in accordance with GAAP.

     "Debenture Contribution" means the cash contribution received by the Company from BCC Holding in exchange for the issuance to BCC Holding of Equity Interests (other than Disqualified Equity Interests) in the Company, or the making by BCC Holding of a contribution to the equity capital of the Company which does not itself constitute a Disqualified Equity Interest, in either case representing the proceeds of the issuance of the Debentures (reduced only by the amount of the underwriting discount and any fees or expenses incurred in connection with such issuance).

     "Debenture Distribution" means a cash dividend paid to BCC Holding in an amount not to exceed the amount necessary to pay interest due in respect of the Debentures and provided, further, that any such dividend shall within five days of the date paid be used to pay interest due in respect of the Debentures on or after the scheduled interest payment date in accordance with their terms as in effect on the date of the Indenture.

     "Debentures" means the   % Senior Debentures Due 2008 issued pursuant to an
indenture dated as of             , 1996, between BCC Holding and             ,
as trustee, or any renewals, extensions, substitutions, refinancings or replacements of such Senior Debentures on payment terms no less favorable to the holders of the Notes.

     "Default" means any event which is, or after notice or the passage of time or both would be, an Event of Default.

     "Disqualified Equity Interest" means, with respect to any Person, any Equity Interest that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or otherwise (a)(i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is redeemable at the option of the holder thereof, in whole or in part, or
(iii) is convertible or exchangeable for Indebtedness and (b) as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the Stated Maturity of the Notes; provided, however, that Equity Interests in such Person that would not otherwise be characterized as Disqualified Equity Interests under this definition shall not constitute Disqualified Equity Interests if such Equity Interests are convertible or exchangeable into Indebtedness solely at the option of such Person.

     "Domestic Telecommunications Business" means (i) a Person actively engaged in, or assets constituting plant, property or equipment used in the operation of, a Cable Business, (ii) a Person actively engaged in a Cable Programming Business or (iii) a Person actively engaged in, or assets which comprise, a Related Business the services of which are offered in connection with the operation, or utilizing the facilities, of a cable television system; provided that each such Cable Business, Cable Programming Business or Related Business is located in the United States.

     "EBITDA" means, for any Person, for any period, an amount equal to (A) the sum of (i) Consolidated Net Income for such period, plus, to the extent deducted in the calculation of Consolidated Net Income, (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other non-cash items reducing Consolidated Net Income for such period, minus (B) all non-cash items increasing Consolidated Net Income for such period, all for such Person and its Subsidiaries determined in accordance with GAAP consistently applied, except that with respect to the Company, each of the foregoing items shall be determined on a consolidated basis with respect to the Company and its Restricted Subsidiaries only.

     "Equity Interest Sale Proceeds" means (a) the aggregate Net Cash Proceeds received by the Company from (i) the issue or sale (other than to a Subsidiary of the Company or an employee ownership plan or trust established by the Company or any Subsidiary of the Company) by the Company of any class of its Equity Interests (other than Disqualified Equity Interests) on or after the Issue Date or (ii) contributions to the equity capital of the Company on or after the Issue Date which do not themselves constitute Disqualified Equity Interests and (b) the Fair Market Value, as determined by an Independent Appraiser with experience underwriting debt and/or equity securities for operators of Domestic Telecommunications Businesses, of any Domestic Telecommunications Business (i) contributed to the Company in exchange for Equity Interests (other than Disqualified Equity Interests) in the Company on or after the Issue Date or (ii) which comprises a contribution to the equity capital of the Company on or after the Issue Date which does not itself constitute a Disqualified Equity Interest; provided, however, that the Net Cash Proceeds received by the Company from the Debenture Contribution shall not constitute Equity Interest Sale Proceeds.

     "Equity Interests" means, with respect to any Person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests or any other participation, right, warrants, options or other interest in the nature of an interest in equity in such Person (including Preferred Equity Interests, but excluding any debt security convertible or exchangeable into such equity interest), entitling the holders thereof (together with the holders of all other interests of the same class) to a pro rata share of any dividend or distribution, or a pro rata participation in any other allocation, of the profits of such Person.

     "Event of Default" has the meaning set forth under "-- Events of Default."

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Executive Committee" means, with respect to the Company, the executive committee, management committee or similar governing body of the Company, or any authorized committee thereof, responsible for the management of the business and affairs of the Company.

     "Fair Market Value" means with respect to any Property, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined, except as otherwise provided, (i) if such Property has a Fair Market Value of less than $5.0 million, by any Officer of the Company or (ii) if such Property has a Fair Market Value equal to or in excess of $5.0 million, by a majority of the Executive Committee and evidenced by a Committee

Resolution, dated within 30 days of the relevant transaction, of the Executive Committee delivered to the Trustee.

     "GAAP" means United States generally accepted accounting principles as in effect in the United States on the Issue Date.

     "General Partner" means the Person acting as the managing general partner of the Company.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, foreign exchange contract, currency swap agreement, currency option or any other similar agreement or arrangement.

     "Hypothetical Tax Liability" with respect to any taxable year means the hypothetical consolidated Federal, state and local income or franchise tax liability (or capital, gross receipts, net worth or other tax liability imposed in lieu of such income or franchise tax liability) of the Company and its Subsidiaries with respect to such taxable year determined as if the Company and its Subsidiaries constituted, and had from and after the last day of the fiscal quarter of the Company immediately preceding the Issue Date constituted, an affiliated group of corporations within the meaning of the Internal Revenue Code of 1986, as amended, eligible to file consolidated returns for such taxable year.

     "Incremental Tax Liability" with respect to any taxable year means the excess, if any, of (i) the actual out-of-pocket Federal, state and local income or franchise tax liability (or capital, gross receipts, net worth or other tax liability imposed in lieu of such income or franchise tax liability) of any Relevant Taxpayer with respect to such taxable year, taking into account such Relevant Taxpayer's allocable share of income, gain, loss, deduction or credit of the Company over (ii) the hypothetical out-of-pocket Federal, state and local income or franchise tax liability (or capital, gross receipts, net worth or other tax liability imposed in lieu of such income or franchise tax liability) of any Relevant Taxpayer with respect to such taxable year assuming that such Relevant Taxpayer did not have any interest in the Company and did not include, in calculating such tax liability, any allocable portion of the Company's income, gain, loss, deduction or credit with respect to such taxable year. The phrase "out-of-pocket Federal, state and local income or franchise tax liability (or capital, gross receipts, net worth or other tax liability imposed in lieu of such income or franchise tax liability) of any Relevant Taxpayer" shall include, without limitation, the application by such Relevant Taxpayer of any credit balance or refund any such Relevant Taxpayer is entitled to receive from any relevant taxing authority.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, that solely for purposes of determining compliance with "-- Certain Covenants -- Limitation on Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at Stated Maturity.

     "Indebtedness" means (without duplication), with respect to any Person, any indebtedness, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any Property (excluding any balances that constitute subscriber advance payments and deposits, accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included (i) any Capitalized Lease Obligations, (ii) Indebtedness of other Persons secured by a Lien to which the Property owned or held by such first-named Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such Indebtedness being deemed to be the lesser of the value of such Property or the amount of the Indebtedness so secured), (iii) Guarantees of Indebtedness of other Persons, (iv) any Disqualified Equity Interests, (v) any Attributable Indebtedness, (vi) all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations entered into in connection with the borrowing of money or the obtaining of advances or credit (other than the extension of credit represented by the issuance for the account of the Company or any of its Restricted Subsidiaries of such letter of credit itself)) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit, (vii) in the case of the Company, Preferred Equity Interests in its Restricted Subsidiaries and (viii) any payment obligations of any such Person at the time of determination under any Hedging Obligation. For purposes of this definition, the maximum fixed repurchase price of any Disqualified Equity Interest that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interest as if such Disqualified Equity Interest were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; provided, however, that if such Disqualified Equity Interest is not then permitted to be repurchased, the repurchase price shall be the book value of such Disqualified Equity Interest. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any contingent obligations in respect thereof at such date. For purposes of this definition, the amount of the payment obligation with respect to any Hedging Obligation shall be an amount equal to (i) zero, if such obligation is an Interest Rate Agreement permitted pursuant to clause (v) of the second paragraph of "-- Certain
Covenants -- Limitation on Indebtedness" or (ii) the notional amount of such Hedging Obligation, if such Hedging Obligation is not an Interest Rate Agreement so permitted. Notwithstanding the foregoing, Indebtedness shall not include any interest or accrued interest until due and payable.

     "Independent Appraiser" means, an investment banking firm of national standing or any third party appraiser of national standing; provided, however, that such firm or appraiser is not an Affiliate of the Company or Tele-Communications, Inc.

     "Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement.

     "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Equity Interests, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person. In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

     "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) and BBB- (or the equivalent) by Moody's Investor Services, Inc. (or any successor to the rating agency business thereof) and Standard & Poor's Rating Group (or any successor to the rating agency business thereof), respectively.

     "Issue Date" means the date on which the Notes are initially issued.

     "Leverage Ratio" is defined as the ratio of (i) the outstanding Indebtedness of a Person and its Subsidiaries (or in the case of the Company, the outstanding Indebtedness of the Company and its Restricted Subsidiaries, plus the outstanding Indebtedness of BCC Holding under the Debentures) divided by (ii) the Annualized Pro Forma EBITDA of such Person (or in the case of the Company, the Annualized Pro Forma EBITDA of the Company and its Restricted Subsidiaries).

     "Lien" means with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capitalized Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

     "Management Agreement" means the Amended and Restated Management Agreement
dated as of May   , 1996 among BCC Holding, the Company and BCI.

     "Net Cash Proceeds" with respect to any issuance or sale of Equity Interests, means the aggregate cash or Temporary Cash Investments received as proceeds of such issuance or sale, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Officer" means, with respect to the Company, the Chief Executive Officer, the President, the Chief Financial Officer, the Senior Vice President-Operations or the Vice President-Finance of BCI or the Company.

     "Officers' Certificate" means, with respect to the Company, a certificate signed by two Officers at least one of whom shall be the principal executive officer or principal financial officer of BCI or the Company.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be counsel to the Company, the General Partner or the Trustee.

     "Pass-Through Entity" means a partnership, limited liability company, "S corporation" or any other entity that is not subject to federal income tax and whose members are taxed on a distributive share of such entity's income.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Cable Business, a Cable Programming Business or a Related Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Cable Business, a Cable Programming Business or a Related Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans and advances to employees of the Company or any Restricted Subsidiary or employees of BCC Holding, BCI or BMSI who render substantial services to the Company (such loans to be made either directly to such employees or through BCC Holding, BCI or BMSI) or loans to BCI Management, L.P. to allow BCI Management, L.P. to acquire, redeem or retire Equity Interests in BCI Management, L.P. held by an employee of the Company, any Restricted Subsidiary, BCC Holding, BCI or BMSI (or such employee's estate, as the case may be) upon such employee's death, disability, retirement or termination of employment with the Company, any Restricted Subsidiary, BCC Holding, BCI and BMSI, provided that such loans and advances do not exceed $5.0 million at any one time outstanding; and (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments.

     "Permitted Liens" means (i) Liens Incurred by the Company or any of its Restricted Subsidiaries if, after giving effect to such Incurrence on a pro forma basis, the amount of the total Indebtedness of the Company and its Restricted Subsidiaries that is secured by a Lien does not exceed the product of the Annualized Pro Forma EBITDA of the Company multiplied by 2.5; (ii) Liens on the Property of the Company or any of its Restricted Subsidiaries existing on the Issue Date; (iii) Liens on the Property of the Company or any of its Restricted Subsidiaries to secure any extension, renewal, refinancing, replacement or refunding (or successive extensions, renewals, refinancings, replacements or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in any of clauses (i), (ii), (vii) or (x); provided, however, that any such Lien will be limited to all or part of the same Property that secured the original Indebtedness (plus improvements on such Property) and the aggregate principal amount of Indebtedness that is secured by such Lien will not be increased to an amount greater than the sum of (A) the outstanding principal amount, or, if greater, the committed amount, of the Indebtedness described under clauses (i), (ii), (vii) and (x) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any premiums, fees and other expenses Incurred by the Company or any of its Restricted Subsidiaries in connection with such refinancing, refunding, extension, renewal or replacement; (iv) Liens for taxes, assessments or governmental charges or levies on the Property of the Company or any of its Restricted Subsidiaries if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings; (v) Liens imposed by law, such as landlords and carriers', warehousemen's, suppliers', materialmen's, repairmen's and mechanics' Liens and other similar Liens on the Property of the Company or any of its Restricted Subsidiaries arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or are being contested in good faith and by appropriate proceedings; (vi) Liens on the Property of the Company or any of its Restricted Subsidiaries Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice; (vii) Liens on Property at the time the Company or any of its Restricted Subsidiaries acquired such Property, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Lien shall not have been Incurred in anticipation of such transaction or series of related transactions pursuant to which such Property was acquired by the Company or any of its Restricted Subsidiaries; (viii) zoning restrictions, licenses, restrictions on the use of real property, minor irregularities in the title thereto, or other Liens on the Property of the Company or any of its Restricted Subsidiaries incidental to the conduct of their respective businesses or the ownership of their respective Properties which (except for acknowledgments in any credit agreement of the lenders' right to setoff deposits held by such lenders so long as such deposits were made in the ordinary course of business and not with the intent to provide collateral to such lenders) were not created in connection with the Incurrence of Indebtedness or the obtaining of advances or credit and which do not in the aggregate materially detract from the value of their respective Properties or materially impair the use thereof in the operation of their respective businesses; (ix) pledges or deposits by the Company or any of its Restricted Subsidiaries under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which the Company or any of its Restricted Subsidiaries is a party, or deposits to secure public or statutory obligations of the Company or any of its Restricted Subsidiaries, or deposits for the payment of rent, in each case incurred in the ordinary course of business, (x) Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary of the Company, provided, however, that any such Lien may not extend to any other Property of the Company or any other Restricted Subsidiary which is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary; (xi) utility easements, rights-of-way, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in the aggregate materially detract from the value or materially impair the use of such property; (xii) leases or subleases granted to others not materially interfering with the ordinary course of business of the Company and its Subsidiaries; (xiii) customary Liens contained in asset sale agreements limiting the transfer of such assets pending the closing of such sale or created by the grant of options to purchase such assets; provided, in any such case, the sale of such assets is not otherwise prohibited under the Indenture or (xiv) Liens on the Property of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary owed to the Company.

     "Permitted Refinancing Indebtedness" means any renewals, extensions, substitutions, refinancings or replacements of any Indebtedness, including any successive extensions, renewals, substitutions, refinancings or replacements so long as (i) such Permitted Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus any premium payable thereon and any fees and expenses incurred in connection therewith, (ii) the Average Life of such Indebtedness is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) the Stated Maturity of such Indebtedness is no earlier than the earlier of (a) the Stated Maturity of the Indebtedness being extended, renewed, substituted, refinanced or replaced and
(b) the first anniversary of the Stated Maturity of the Notes and (iv) the new Indebtedness shall not be senior in right of payment to the Indebtedness that is being extended, renewed, substituted, refinanced or replaced; provided that Permitted Refinancing Indebtedness shall not include (a) Indebtedness of a Restricted Subsidiary that refinances Indebtedness of the Company except to the extent that such Restricted Subsidiary was, prior to such refinancing, a guarantor of such Indebtedness, or (b) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Person" means any individual, corporation, company (including limited liability company), partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Equity Interest" means any Equity Interest in a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Equity Interests issued by such Person.

     "Pro Forma EBITDA" means for any Person, for any period, the EBITDA of such Person as determined on a consolidated basis in accordance with GAAP consistently applied after giving effect to the following: (i) if, during or after such period, such Person or any of its Subsidiaries shall have made any disposition of assets, Pro Forma EBITDA of such Person and its Subsidiaries for such period shall be computed so as to give pro forma effect to such disposition of assets, (ii) if, during or after such period, such Person or any of its Subsidiaries completes an acquisition of any Person or business which immediately after such acquisition is a Subsidiary of such Person or whose assets are held directly by such Person or a Subsidiary of such Person, Pro Forma EBITDA shall be computed so as to give pro forma effect to the acquisition of such Person or business and (iii) if during or after such period, such Person or any of its Subsidiaries Incurs or repays any Indebtedness, Pro Forma EBITDA shall be computed so as to give pro forma effect to such Incurrence or repayment; provided, however, that, with respect to the Company, all of the foregoing references to "Subsidiary" or "Subsidiaries" shall be deemed to refer only to the Restricted Subsidiaries of the Company.

     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Equity Interests in any other Person (but excluding Equity Interests or other securities issued by such Person).

     "Rating Agencies" mean Standard & Poor's Rating Group, a division of McGraw Hill, Inc., and Moody's Investor Services, Inc. or any successor to the respective rating agency businesses thereof; provided, however, that if either such Person shall cease its business of publishing ratings of debt securities without any other Person succeeding to such business, the Company shall designate another "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act) to replace such Person as a "Rating Agency."

     "Redeemable Dividend" means, for any dividend with regard to Disqualified Equity Interests, the quotient of the dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Disqualified Equity Interests.

     "Related Business" means the provision of high-speed data services, Internet access, interactive services, telephony (including personal communications services) and/or any other telecommunications service.

     "Relevant Taxpayer" means (i) in the case of any beneficial owner of an Equity Interest in the Company that is an individual, such individual; (ii) in the case of any beneficial owner of an Equity Interest in the Company that is taxed as a corporation, such corporation; provided, however, that where such corporation files any income tax return on a combined, consolidated, or affiliated basis for any tax period, the "Relevant Taxpayer" for such period with respect to such tax shall refer to the consolidated, combined or unitary group of which such corporation is a member; (iii) in the case of any beneficial owner of an Equity Interest in the Company that is a Pass-Through Entity, such Pass-Through Entity itself, any indirect individual, corporate, trust or estate beneficial owner of an Equity Interest in the Company through such Pass-Through Entity; provided that, in the case of an indirect beneficial owner that is a corporation, clause (ii) above shall apply and; (iv) in the case of any direct or indirect beneficial owner of an Equity Interest in the Company that is a trust or an estate, such trust or estate and any individual (or other trust or estate) which is a beneficiary of such trust or estate to the extent that such individual (or other trust or estate) is taxable on the income of such trust or estate. A Person shall be considered an indirect owner of an Equity Interest in the Company only to the extent that such Person has an indirect interest in the Company through a Pass-Through Entity or a trust or estate or through multiple tiers of Pass-Through Entities, trusts or estates (or any combination thereof).

     "Restricted Payment" means (i) any dividend or distribution (whether made in cash, Property or securities) declared or paid on or with respect to any Equity Interest in the Company except dividends or distributions payable solely in Equity Interests (other than Disqualified Equity Interests) in the Company or in warrants, rights, or options to purchase or acquire (other than debt securities convertible into an Equity Interest), directly or indirectly, any Equity Interests (other than Disqualified Equity Interests) in the Company; (ii) a payment made by the Company or any Restricted Subsidiary to purchase, redeem, acquire or retire any Equity Interests in the Company or Equity Interests in any Affiliate of the Company (other than a Restricted Subsidiary) or any warrants, rights or options to directly or indirectly purchase or acquire any such Equity Interests or any securities exchangeable for or convertible into any such Equity Interests, except for payments made to the Company or a Restricted Subsidiary;
(iii) a payment made by the Company or any Restricted Subsidiary to redeem, repurchase, defease or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment (other than the purchase, repurchase, or other acquisition of any Indebtedness subordinate in right of payment to the Notes purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition), Indebtedness of the Company which is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes; (iv) an Investment (other than Permitted Investments), including a deemed Investment pursuant to clause (iv) of "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries," in any Person.

     "Restricted Subsidiary" means (a) BCC; (b) any Subsidiary of the Company after the Issue Date unless such Subsidiary shall have been designated as an Unrestricted Subsidiary as permitted pursuant to "-- Certain
Covenants -- Designation of Restricted and Unrestricted Subsidiaries" and (c) an Unrestricted Subsidiary which is redesignated as a Restricted Subsidiary as permitted pursuant to "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries."

     "Sale and Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such Person or a Subsidiary of such Person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X under the Securities Act as such Regulation is in effect on the Issue Date.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subsidiary" of any specified Person means any corporation, partnership, joint venture, association or other business entity, whether now existing or hereafter organized or acquired, (i) in the case of a corporation, of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, officers or trustees thereof is held by such first-named Person or any of its Subsidiaries; or (ii) in the case of a partnership, joint venture, association or other business entity, with respect to which such first-named Person or any of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise if in accordance with GAAP such entity is consolidated with the first-named Person for financial statement purposes.

     "Tele-Communications, Inc." means Tele-Communications, Inc., a Delaware corporation, and any successor thereto by way of merger or consolidation or by transfer of all or substantially all the assets of such first-named Person.

     "Temporary Cash Investments" means any of the following: (i) Investments in U.S. Government Obligations or in securities guaranteed by the United States of America, in each case maturing within 90 days of the date of acquisition thereof, (ii) Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America or any State thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term debt is rated "A-3" or "A-" or higher according to Moody's Investors Service, Inc. (or any successor to the rating agency business thereof) or Standard & Poor's Rating Group (or any successor to the rating agency business thereof) (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities
Act)), (iii) repurchase obligations with a term of not more than 7 days for underlying securities of the types described in clause (i) entered into with a bank meeting the qualifications described in clause (ii) above, (iv) Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. (or any successor to the rating agency business thereof) or

"A-1" (or higher) according to Standard & Poor's Rating Group (or any successor to the rating agency business thereof) (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)) and (v) investments in money market funds that are registered under the Investment Company Act of 1940, which have net assets of at least $500.0 million and at least 85% of whose assets are investments or other obligations of the type described in clauses (i) through
(iv) of this definition.

     "Unrestricted Subsidiary" means (a) any Subsidiary of the Company in existence on the Issue Date that is not a Restricted Subsidiary; (b) any Subsidiary of an Unrestricted Subsidiary and (c) any Subsidiary of the Company which is designated after the Issue Date as an Unrestricted Subsidiary as permitted pursuant to "-- Certain Covenants -- Designation of Restricted and Unrestricted Subsidiaries" and not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "Voting Equity Interests" means the Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect or appoint the board of directors, executive committee or other governing body of such corporation or Person.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary of the Company, greater than 95% of the then outstanding Equity Interests in which (other than directors' qualifying shares) are owned by the Company and/or one or more other Wholly Owned Subsidiaries.

TRANSFER AND EXCHANGE

     Holders may transfer or exchange their Notes in accordance with the Indenture. The Registrar under the Indenture may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture.

     The registered holder of a Note may be treated as the owner of it for all purposes.

NOTICES

     Notices to holders of Notes will be given by mail to the addresses of such holders as they may appear in the security register.

GOVERNING LAW

     The Indenture and the Notes are governed by and construed in accordance with the internal laws of the State of New York without reference to principles of conflicts of law.

THE TRUSTEE

                         is to be the Trustee under the Indenture and has been
appointed by the Issuers as Registrar and Paying Agent with regard to the Notes.

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to issue and sell to the Underwriters listed below, and each of the Underwriters has agreed to purchase, the principal amount of Notes set forth opposite its name below.

                                                                          PRINICPAL
                                                                           AMOUNT
                                 UNDERWRITER                              OF NOTES
        -------------------------------------------------------------  ---------------
        Salomon Brothers Inc.........................................   $
        Toronto Dominion Securities (USA) Inc........................
        Donaldson, Lufkin & Jenrette Securities Corporation..........
                                                                         ------------
                  Total..............................................   $ 100,000,000
                                                                         ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions set forth therein. The Underwriters will be obligated to purchase all the Notes offered hereby if any Notes are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering prices set forth on the cover page of this Prospectus and to certain dealers at such prices less a
concession not in excess of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of      % of such principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations, although they are under no obligation to do so. There is no existing market for the Notes and there can be no assurance that a market will develop. See "Risk Factors -- Absence of Prior Trading Market."

     Each of the Underwriters has from time to time rendered investment banking and financial advisory services to TCI and its affiliates. In addition, the Company expects that approximately $27.8 million of the net proceeds of the Offerings will be applied to repay amounts owed to The Toronto-Dominion Bank, an affiliate of Toronto Dominion Securities (USA) Inc., pursuant to the Bank Credit Facility. The Toronto-Dominion Bank serves as the agent under the Bank Credit Facility. As a result of such use of proceeds, the Underwriters are offering the Notes in compliance with paragraph (8) of The Corporate Financing Rule of the National Association of Securities Dealers, Inc. (the "NASD"). Subject to NASD review, Salomon Brothers Inc (the "Independent Underwriter") proposes to act as "qualified independent underwriter" for the purpose of determining the public offering price of the Notes offered hereby. The Independent Underwriter has performed due diligence investigations and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. The public offering price of the Notes will be no lower than that recommended by the Independent Underwriter.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby and certain other matters will be passed upon for the Issuers by Paul, Hastings, Janofsky & Walker, New York, New York. Certain legal matters with respect to the Offerings will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and the balance sheet of BCC as of April 30, 1996 appearing in the Registration Statement and in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
BRESNAN COMMUNICATIONS COMPANY LIMITED PARTNERSHIP
Report of Independent Auditors........................................................    F-2
Balance Sheets as of December 31, 1994 and 1995 and as of March 31, 1996
  (unaudited).........................................................................    F-3
Statements of Operations for the years ended December 31, 1993, 1994 and 1995 and for
  the three months ended March 31, 1995 and 1996 (unaudited)..........................    F-4
Statements of Changes in Partners' Deficit for the years ended December 31, 1993, 1994
  and 1995 and for the three months ended March 31, 1996 (unaudited)..................    F-5
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995 and for
  the three months ended March 31, 1995 and 1996 (unaudited)..........................    F-6
Notes to Financial Statements.........................................................    F-7
BRESNAN CAPITAL CORPORATION
Report of Independent Auditors........................................................   F-15
Balance Sheet as of April 30, 1996....................................................   F-16
Notes to Balance Sheet................................................................   F-17

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Bresnan Communications Company Limited Partnership

     We have audited the accompanying balance sheets of Bresnan Communications Company Limited Partnership as of December 31, 1994 and 1995, and the related statements of operations, changes in partners' deficit, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bresnan Communications Company Limited Partnership at December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
March 8, 1996

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                                 (IN THOUSANDS)




                                                              DECEMBER 31,
                                                          ---------------------      MARCH 31,
                                                            1994         1995          1996
                                                          --------     --------     ----------
                                                                                    (UNAUDITED)
ASSETS
Cash and cash equivalents...............................  $  1,078     $  1,172      $    794
Accounts receivable, less allowance for doubtful
  accounts of $300 for 1994 and $311 for 1995 and $294
  (unaudited) at March 31, 1996.........................     3,731        3,692
Receivable from affiliated companies....................     2,045           --            --
Prepaid expenses........................................       506          558           660
Property, plant and equipment, net......................    75,311       81,656        82,252
Intangible assets, net..................................    64,907       55,078        51,826
Deferred financing costs, net...........................     1,982        1,770         1,718
Other assets, net.......................................     1,482           27           302
                                                          --------     --------      --------
                                                          $150,619     $143,992      $141,244
                                                          ========     ========      ========
LIABILITIES AND PARTNERS' DEFICIT
Accounts payable and accrued expenses...................  $  5,701     $  7,391      $  6,196
Due to affiliated companies.............................     2,024        3,148         2,272
Accrued interest payable................................    15,099       16,551        16,917
Deferred revenue........................................     2,010        2,758         2,982
Debt....................................................   187,798      185,480       186,345
Partners' deficit.......................................   (62,013)     (71,336)      (73,468)
                                                          --------     --------      --------
                                                          $150,619     $143,992      $141,244
                                                          ========     ========      ========

                            See accompanying notes.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                           THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,              MARCH 31,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1995        1996
                                       -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
Revenue..............................  $51,902     $61,380     $70,389     $16,692     $18,302
Operating costs and expenses:
  Cost of service....................    6,681       8,126       9,219       2,121       2,251
  Programming expense................    1,745       2,067       2,604         581         833
  Programming purchased from
     affiliated companies............    8,440      10,945      13,298       3,268       3,490
  Selling, general and
     administrative..................   12,111      14,459      16,713       3,838       4,343
  Depreciation and amortization......   14,844      16,843      21,930       5,293       5,575
  Loss on disposal of obsolete
     plant...........................    5,493          43         275          --         156
                                       -------     -------     -------     -------     -------
          Total operating costs and
            expenses.................   49,314      52,483      64,039      15,101      16,648
                                       -------     -------     -------     -------     -------
Operating income.....................    2,588       8,897       6,350       1,591       1,654
Other (income) expense:
  Interest...........................    7,571      12,557      16,063       4,091       3,786
  Gain on investment.................       --          --        (390)       (390)         --
                                       -------     -------     -------     -------     -------
Net loss.............................  $(4,983)    $(3,660)    $(9,323)    $(2,110)    $(2,132)
                                       =======     =======     =======     =======     =======

                            See accompanying notes.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                 (IN THOUSANDS)

Partners' deficit at December 31, 1992...........................................  $(53,370)
Net loss for the year ended December 31, 1993....................................    (4,983)
                                                                                   --------
Partners' deficit at December 31, 1993...........................................   (58,353)
Net loss for the year ended December 31, 1994....................................    (3,660)
                                                                                   --------
Partners' deficit at December 31, 1994...........................................   (62,013)
Net loss for the year ended December 31, 1995....................................    (9,323)
                                                                                   --------
Partners' deficit at December 31, 1995...........................................   (71,336)
                                                                                   --------
Net loss for the three months ended March 31, 1996 (unaudited)...................    (2,132)
                                                                                   --------
Partners' deficit at March 31, 1996 (unaudited)..................................  $(73,468)
                                                                                   ========

                            See accompanying notes.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                                                             ENDED
                                                         YEAR ENDED DECEMBER 31,           MARCH 31,
                                                      ------------------------------   -----------------
                                                        1993       1994       1995      1995      1996
                                                      --------   --------   --------   -------   -------
                                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss............................................  $ (4,983)  $ (3,660)  $ (9,323)  $(2,110)  $(2,132)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
  Loss on disposal of obsolete plant................     5,493        144        355        --       264
  Depreciation and amortization.....................    14,982     17,040     22,166     5,352     5,604
  Noncash loss on write-off of deferred financing
    costs...........................................        --        778         --        --        --
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable......      (359)      (514)       397       643       158
    (Increase) in prepaid expenses..................       (63)      (150)       (52)     (104)     (102)
    (Increase) decrease in other assets.............       (61)         7      1,455     1,337      (275)
    (Decrease) increase in accounts payable and
      accrued expenses..............................      (559)     1,540      1,922       266    (1,185)
    Increase (decrease) in accrued interest.........     1,433      3,310      1,452      (577)      366
    Increase (decrease) in subscribers' advance
      payments......................................         4        179        (61)       88        88
                                                      --------   --------   --------   -------   -------
Net cash provided by operating activities...........    15,887     18,674     18,311     4,895     2,786
                                                      --------   --------   --------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital asset additions.............................   (11,982)    (6,323)   (14,640)   (2,106)   (3,133)
(Increase) decrease in intangibles..................      (413)        92       (205)     (469)       (3)
Advances (to) from affiliated companies.............        --     (2,045)     2,937      (529)     (886)
Acquisitions:
  Property, plant and equipment.....................    (8,519)    (4,263)      (913)     (343)       --
  Intangible assets.................................   (17,017)   (34,463)    (3,053)     (923)       --
                                                      --------   --------   --------   -------   -------
Net cash used in investing activities...............   (37,931)   (47,002)   (15,874)   (4,370)   (4,022)
                                                      --------   --------   --------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings (repayments) under senior loan
  agreement.........................................    22,400     31,200     (4,600)      200     1,000
Deferred financing costs............................       (94)    (2,097)       (25)       (5)       (7)
Net (repayments) borrowings under real estate
  mortgage and construction loan agreements.........       (30)        --      2,282        --      (135)
                                                      --------   --------   --------   -------   -------
Net cash provided by (used in) financing
  activities........................................    22,276     29,103     (2,343)      195       858
                                                      --------   --------   --------   -------   -------
Net increase (decrease) in cash and cash
  equivalents.......................................       232        775         94       720      (378)
Cash and cash equivalents at beginning of year......        71        303      1,078     1,078     1,172
                                                      --------   --------   --------   -------   -------
Cash and cash equivalents at end of year............  $    303   $  1,078   $  1,172   $ 1,798   $   794
                                                      ========   ========   ========   =======   =======
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
Cash paid during the period for interest............  $  6,271   $  8,296   $ 14,615   $ 4,664   $ 3,357
                                                      ========   ========   ========   =======   =======

                            See accompanying notes.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.  PARTNERSHIP

     Bresnan Communications Company Limited Partnership (the "Partnership"), organized under the provisions of the Michigan Revised Uniform Limited Partnership Act, is carried on under an agreement dated October 31, 1984 (as amended). The general policies of the Partnership are formulated and administered by the Executive Committee. BCI (USA), L.P. and TCID of Michigan, Inc., a wholly owned subsidiary of Tele-Communications, Inc. ("TCI"), are the managing general partner and general partner, respectively, of the Partnership.

     The Partnership owns and operates cable television systems which are franchised or otherwise authorized to provide cable television services to various communities within the states of Michigan, Wisconsin, Minnesota, Georgia and Mississippi.

     B.  GENERAL

     Information with respect to the three months ended March 31, 1995 and 1996 is unaudited. The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments which are necessary for a fair statement of the results for the interim period have been made. All such adjustments are of a normal, recurring nature.

     The results for the three months ended March 31, 1996 are not necessarily indicative of the results of operations for the full year.

     C.  CASH EQUIVALENTS

     The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     D.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost which includes acquisition costs allocated to tangible assets of cable television systems acquired. Construction costs of cable television systems are capitalized.

     Depreciation is computed on the straight-line basis using estimated useful lives ranging from 5 to 15 years for distribution systems and 5 to 40 years for buildings and support equipment.

     E.  INTANGIBLE ASSETS

     Intangible assets are comprised of goodwill, franchise costs, subscriber lists and covenants not to compete.

     Goodwill represents the excess of the purchase price of acquired cable television assets over the fair value of the net assets acquired. Goodwill is being amortized on the straight-line basis over 40 years.

     Capitalized franchise costs related to obtaining or acquiring cable television franchises are amortized on the straight-line basis over the same period as goodwill, or where applicable, over the unexpired terms

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

of the related franchises, which range from 1 to 17 years. The amounts of franchise value ascribed to acquired subscriber bases are amortized on the straight-line basis over their estimated lives ranging from 8 to 20 years.

     Covenants not to compete are being amortized over the life of the related agreements ranging from 3 to 5 years. Amortization of the covenants amounted to approximately $515, $209 and $796 for the years ended December 31, 1993, 1994 and 1995, respectively, and approximately $199 and $202 (unaudited) for the three months ended March 31, 1995 and 1996, respectively.

     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") effective for fiscal years beginning after December 15, 1995. The new rules establish standards for the recognition and measurement of impairment losses on long-lived assets and certain intangible assets. The Partnership expects that the adoption of FAS 121 will not have a material effect on its financial statements.

     F.  DEFERRED FINANCING COSTS

     Deferred financing costs are being amortized over the term of the related amended revolving credit term loan agreement (see Note 6 and Note 8).

     G.  INCOME TAXES

     For income tax purposes, the Partnership's net income or loss is reported by its partners in accordance with the respective partnership interests. Thus, the Partnership does not have an income tax liability, and there is no income tax provision in the accompanying financial statements.

     As a result of differences in accounting for depreciable and amortizable assets for financial statement and income tax purposes, the financial statement basis of the Partnership's assets exceeds the corresponding tax basis by $32,800 and $30,800 at December 31, 1994 and 1995, respectively.

     H.  CONCENTRATION OF CREDIT RISK

     The Partnership places its temporary cash investments with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Partnership's customer base.

     Interest rate swap agreements (see Note 7) have been entered into with the same lending institutions as the revolving credit term loan agreement, as amended (see Note 6).

     I.  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Management believes they have made reasonable and prudent estimates and assumptions. However, actual results could differ.

     J.  BASIS OF PRESENTATION

     Certain reclassifications have been made to the prior years' financial statements to conform to 1995 presentation.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     K.  REVENUE RECOGNITION

     Revenue is recognized when services are delivered.

2.  ACQUISITIONS/NEW OPERATIONS

     The Partnership added new operations during the years ended December 31, 1993, 1994 and 1995, as summarized below. The purchase prices were allocated to the net assets acquired in relation to their fair values at the time of closing.

        a) Hinesville, Georgia:

              Property, plant and equipment...........................  $ 8,519
              Intangible assets.......................................   17,017
                                                                        -------
                      Total purchase price............................  $25,536
                                                                        =======

                      Date acquired:                           December 1, 1993

        b) Mankato, Minnesota:

              Property, plant and equipment...........................  $ 2,092
              Intangible assets.......................................   23,780
                                                                        -------
                   Total purchase price...............................  $25,872
                                                                        =======

            Date acquired:                                        July 25, 1994

        c) Marshall and Montevideo, Minnesota:

              Property, plant and equipment...........................  $ 2,171
              Intangible assets.......................................   10,683
                                                                        -------
                      Total purchase price............................  $12,854
                                                                        =======

            Date acquired:                                        July 25, 1994

     On July 25, 1994 the Partnership purchased substantially all of the cable television system assets serving the communities of Kings Mountain and Gaston County, North Carolina and Clover, South Carolina for $36,500. These assets were then exchanged for the cable television system assets serving Mankato, Marshall and Montevideo, Minnesota along with a $2,000 cash payment. No gain or loss was recognized as a result of this nonmonetary exchange.

        d) Bruce, Mississippi:

              Property, plant and equipment...........................  $   343
              Intangible assets.......................................      923
                                                                        -------
                      Total purchase price............................  $ 1,266
                                                                        =======

            Date acquired:                                     January 31, 1995

        e) Crosby, Minnesota:

              Property, plant and equipment...........................  $   570
              Intangible assets.......................................    2,130
                                                                        -------
                      Total purchase price............................  $ 2,700
                                                                        =======

            Date acquired:                                       August 1, 1995

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     The results of operations of these cable television systems since the dates of their acquisition have been included in the accompanying statements of operations.

     The following unaudited pro forma income statement information is presented as though the acquisitions of Mankato, Marshall and Montevideo, Minnesota and Hinesville, Georgia had occurred January 1, 1993. Pro forma information on the Crosby, Minnesota and Bruce, Mississippi acquisitions have not been presented because the effects were not significant:

                                                               YEAR ENDED DECEMBER
                                                                       31,
                                                              ----------------------
                                                                1993          1994
                                                              --------       -------
        Revenue.............................................  $ 64,526       $65,713
        Operating (loss) income.............................       (61)        7,002
        Net loss............................................   (11,286)       (7,141)

     This unaudited pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations had these acquisitions been completed as of January 1, 1993 or of future results of operations.

3.  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following at December 31, 1994 and 1995 and at March 31, 1996:

                                                                             MARCH 31,
                                                                               1996
                                                    1994         1995       -----------
                                                  --------     --------     (UNAUDITED)
        Land and buildings......................  $  3,434     $  3,892      $   3,558
        Distribution systems....................   107,917      116,317        117,863
        Support equipment.......................    11,448       13,394         13,835
        Construction in progress................       117        3,368          4,363
                                                  --------     --------       --------
                                                   122,916      136,971        139,619
        Accumulated depreciation................   (47,605)     (55,315)       (57,367)
                                                  --------     --------       --------
                                                  $ 75,311     $ 81,656      $  82,252
                                                  ========     ========       ========

     Depreciation expense of approximately $7,450, $7,960 and $8,842 is included in the statements of operations for the years ended December 31, 1993, 1994 and 1995, respectively. Depreciation expense of approximately $2,123 and $2,290 (unaudited) is included in the statements of operations for the three-month periods ended March 31, 1995 and 1996, respectively.

     Capitalized interest on construction in progress was approximately $210, $10 and $181 in 1993, 1994 and 1995, respectively, and approximately $45 and $0 (unaudited) in the three-month periods ended March 31, 1995 and 1996, respectively.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4.  INTANGIBLE ASSETS

     Intangible assets is comprised of the following at December 31, 1994 and 1995 and at March 31, 1996:

                                                                             MARCH 31,
                                                                               1996
                                                    1994         1995       -----------
                                                  --------     --------     (UNAUDITED)
        Goodwill................................  $  5,579     $  5,579      $   5,579
        Franchise costs.........................    80,764       83,923         83,923
        Subscriber lists........................    37,727       37,727         37,727
        Covenants not to compete................     5,128        5,228          5,228
                                                  --------     --------       --------
                                                   129,198      132,457        132,457
        Accumulated amortization................   (64,291)     (77,379)       (80,631)
                                                  --------     --------       --------
                                                  $ 64,907     $ 55,078      $  51,826
                                                  ========     ========       ========

5.  OTHER ASSETS

     Other assets consisted primarily of an investment in common stock of QVC, Inc. which was sold in February 1995 pursuant to a cash tender offer. A gain of $390 was recognized.

6.  DEBT

     Debt consists of the following at December 31, 1994 and 1995 and at March 31, 1996:

                                                                             MARCH 31,
                                                                               1996
                                                    1994         1995       -----------
                                                  --------     --------     (UNAUDITED)
        Notes payable to banks..................  $165,600     $161,000      $ 162,000
        Note payable to partner.................    22,100       22,100         22,100
        Other debt..............................        98        2,380          2,245
                                                  --------     --------       --------
                                                  $187,798     $185,480      $ 186,345
                                                  ========     ========       ========

          a. The notes payable to banks represent borrowings under a $225,000 revolving credit term loan agreement as amended August 25, 1995. The agreement calls for a current Available Commitment of $225,000 of which $161,000 and $162,000 (unaudited) is outstanding at December 31, 1995 and March 31, 1996, respectively. The agreement provides for a revolving credit facility through January 25, 1997 and a term loan feature thereafter requiring quarterly payments ranging from .75% to 8.25% of the principal through June 30, 2003.

          The agreement provides for interest at varying rates based upon two optional measures available to the Partnership: the prime rate plus .75% and the London Interbank Offered Rate ("LIBOR") plus 1.75%, with provision for certain performance-based rate reductions during the term of the agreement. In addition, the agreement allows for interest rate swap agreements (see Note 7).

          The rates applicable to balances outstanding at December 31, 1995 ranged from 7.2% to 8.875% and at March 31, 1996 ranged from 6.7% to 8.7% (unaudited) (see Note 7). Covenants of the agreement require, among other things, the maintenance of certain earnings, cash flow and financial ratios and include certain limitations on additional investments, indebtedness, capital expenditures, asset sales, management fees and affiliate transactions. The Partnership pays commitment fees of .375% per annum on the unused principal amounts of the Available Commitment

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     under the agreement, as well as an annual agency fee to a bank of $60. A guarantee in the amount of $3,000 has been made on these loans by one of the partners. Balances outstanding at December 31, 1995 are due as follows (assuming the revolving credit facility is converted to a term loan on March 31, 1997):

        1997..........................................................     $  4,830
        1998..........................................................       16,100
        1999..........................................................       20,930
        2000..........................................................       25,760
        2001 and thereafter...........................................       93,380
                                                                           --------
                                                                           $161,000
                                                                           ========

          b. The note payable to a partner is comprised of a $25,000 subordinated note of which $22,100 is outstanding at December 31, 1995 and $22,100 (unaudited) is outstanding at March 31, 1996. The note, dated May 12, 1988, is junior and subordinate to the senior debt represented by the notes payable to banks. Interest is to be provided for at the prime rate (as defined) and is payable quarterly, to the extent allowed under the bank subordination agreement, or at the maturity date of the note, which is the earlier of April 30, 2001 or the first business day following the full repayment of the entire amount due under the notes payable to banks. The interest rates at December 31, 1995 and March 31, 1996 were 8.5% and 8.25% (unaudited), respectively, and accrued interest totalled $14,302 and $14,768 (unaudited), respectively. The note also provides for repayment at any time without penalty, subject to subordination restrictions. The Partnership executed another note payable to a partner on July 22, 1994 for a maximum principal amount of $2,900 with interest thereon to be computed at a rate of 12.0% per year, compounded quarterly, based on a 365-day year. The note was cancelled in May 1996 (unaudited). No amounts were ever drawn under the note.

7.  INTEREST RATE SWAP AGREEMENTS

     The Partnership has entered into several interest rate swap agreements to effectively fix or set maximum interest rates on a portion of its floating rate long-term debt. The Partnership is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap agreements.

     At December 31, 1995, such interest rate swap agreements effectively fix or set maximum interest rates on an aggregate notional principal amount of $122,000 with rates ranging from 6.07% to 9.26%, excluding the applicable margin required pursuant to the revolving credit term loan agreement, as amended, which was 1.625% for the three months ended March 31, 1996. The expiration dates of the swap agreements range from June 5, 1996 to October 14, 1997. The difference between the fair market value and book value of the Partnership's long-term debt at December 31, 1995 is not material.

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.  DEFERRED FINANCING COSTS

     Deferred financing costs consists of the following at December 31, 1994 and 1995 and at March 31, 1996:

                                                                            MARCH 31,
                                                                               1996
                                                    1994        1995       ------------
                                                   -------     -------     (UNAUDITED)
        Deferred financing costs.................  $ 3,666     $ 3,691       $  3,698
        Accumulated amortization.................   (1,684)     (1,921)        (1,980)
                                                   -------     -------        -------
        Deferred financing costs, net............  $ 1,982     $ 1,770       $  1,718
                                                   =======     =======        =======

9.  TRANSACTIONS WITH AFFILIATES

     The Partnership purchases various programming services through Satellite Services, Inc. and Tele-Communications, Inc., which are affiliates of a general partner. These purchases, which are made in the normal course of business and, in management's opinion, at rates which do not exceed those the Partnership could obtain from third parties, aggregated approximately $8,440, $10,945 and $13,298 during the years ended December 31, 1993, 1994 and 1995, respectively, and approximately $3,268 and $3,490 (unaudited) during the three months ended March 31, 1995 and 1996, respectively.

     Amounts due to affiliated companies for programming services at December 31, 1994 and 1995 amounted to approximately $2,024, and $2,256, respectively, and approximately $2,118 and $2,266 (unaudited) at March 31, 1995 and 1996, respectively, and are included in due to affiliated companies in the accompanying balance sheets.

     The Partnership, in accordance with the Partnership Management Agreement, paid an annual fee to an affiliate of certain of its partners for management services and reimbursed certain fringe benefit costs. Payments under the agreement amounted to approximately $213, $214 and $214 in 1993, 1994 and 1995, respectively.

     The Partnership, in accordance with the Management Agreement and the Administration Agreement, each dated December 31, 1995, pays fees to affiliates of certain of its partners for management and administrative services beginning January 1, 1996. Payments under these agreements are for management and administrative expenses previously paid for directly by the Partnership and amounted to approximately $926 (unaudited) for the three months ended March 31, 1996.

     During the normal course of business, the Partnership incurs management costs and makes and receives advances on behalf of two domestic affiliates who have invested in new cable television operations in Chile and Poland. These costs totalled approximately $242 and $995 for the years ended December 31, 1994 and 1995, respectively, and approximately $249 and $0 (unaudited) for the three months ended March 31, 1995 and 1996, respectively, and are reflected as a reduction of selling, general and administrative expenses. There were no such costs for the year ended December 31, 1993. At December 31, 1995 and March 31, 1996, respectively, the net amount included in due to affiliated companies in the accompanying balance sheets is approximately $892 and $6 (unaudited), respectively.

10.  COMMITMENTS

     The Partnership leases business space and has entered into various pole and tower rental agreements. Rent expense under such agreements amounted to approximately $848, $998 and $1,057 during the years ended December 31, 1993, 1994 and 1995, respectively, and approximately $256 and

                         BRESNAN COMMUNICATIONS COMPANY
                              LIMITED PARTNERSHIP

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

$216 (unaudited) during the three months ended March 31, 1995 and 1996, respectively. A substantial number of these rental agreements are renewed on a continuous basis. In management's opinion, future rental costs, while substantially not in the form of noncancelable lease commitments, will approximate $1,162 per year over the next five years.

     The Partnership's employees' savings plan allows eligible employees to contribute up to 12% of their pre-tax earnings to the Plan. The Partnership provides matching contributions equal to one-half of the first 6% of an employee's pre-tax salary contribution. The Partnership's contributions during the years ended December 31, 1993, 1994 and 1995 amounted to approximately $165, $176 and $173, respectively, and approximately $37 and $44 (unaudited) during the three months ended March 31, 1995 and 1996, respectively.

11.  CONTINGENCIES

     Various legal actions remain pending against the Partnership which have arisen in the ordinary course of business. Management believes that the Partnership is not a party to any litigation which is expected to have a material adverse effect on the Partnership's financial condition.

12.  SUBSEQUENT EVENT (UNAUDITED)

     In May 1996, the Partnership will commence plans to offer an aggregate principal amount of $100,000 of senior notes in a public offering. In connection with the completion of the public offering, the former partners of the Partnership will contribute all, or substantially all, of their interests in the Partnership to Bresnan Communications Company Holding, L.P. ("BCC Holding"). As a result, BCC Holding will hold a 99% general partner interest in the Partnership. In May 1996, BCC Holding will also commence plans to offer an aggregate principal amount of $100,000 of senior debentures in a public offering. The net proceeds from the offering of such senior debentures will be contributed by BCC Holding to the Partnership. The net proceeds from the offerings will be used to repay amounts under the Partnership's $225,000 revolving credit term loan agreement and the note payable to a partner, with the remaining proceeds being used for general purposes, including to pay fees and expenses relating to an amendment to the revolving credit term loan agreement.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Bresnan Capital Corporation

     We have audited the accompanying balance sheet of Bresnan Capital Corporation as of April 30, 1996. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bresnan Capital Corporation at April 30, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

New York, New York
May 16, 1996

                          BRESNAN CAPITAL CORPORATION

                                 BALANCE SHEET

                                 APRIL 30, 1996

ASSETS
Cash and cash equivalents............................................................  $   1
                                                                                       -----
                                                                                       $   1
                                                                                       =====
LIABILITIES AND STOCKHOLDER'S EQUITY
Commitments and contingencies........................................................  $  --
Stockholder's equity:
  Common stock, $.01 par value, 100 shares authorized, issued and outstanding........      1
                                                                                       -----
                                                                                       $   1
                                                                                       =====

                            See accompanying notes.

                          BRESNAN CAPITAL CORPORATION

                             NOTES TO BALANCE SHEET
                                 APRIL 30, 1996

1.  ORGANIZATION

     Bresnan Capital Corporation (the "Company") was incorporated in the state of Delaware on April 25, 1996 for the purpose of serving as an issuer, jointly and severally with its parent company Bresnan Communications Company Limited Partnership (the "Partnership"), of an aggregate principal amount of $100,000 of senior notes. The Company does not expect to have operations other than those related to its purpose as co-issuer.

     The Company is a wholly owned subsidiary of the Partnership and has had no operations from the date of its incorporation through April 30, 1996.

2.  SUBSEQUENT EVENTS (UNAUDITED)

     In May 1996, the Company and the Partnership will commence plans to offer an aggregate principal amount of $100,000 of senior notes in a public offering. In connection with the completion of the public offering, the former partners of the Partnership will contribute all, or substantially all, of their interests in the Partnership to Bresnan Communications Company Holding, L.P. ("BCC Holding"). As a result, BCC Holding will also commence plans to offer an aggregate principal amount of $100,000 of senior debentures in a public offering. The net proceeds from the offering of such senior debentures will be contributed by BCC Holding to the Partnership. The net proceeds from the offerings will be used to repay amounts under the Partnership's $225,000 revolving credit term loan agreement and the note payable to a partner, with the remaining proceeds being used for general purposes, including to pay fees and expenses relating to an amendment to the revolving credit term loan agreement.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE ISSUERS OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUERS SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             -----
Available Information......................      2
Prospectus Summary.........................      3
Risk Factors...............................      9
Concurrent BCC Holding Offering............     13
Use of Proceeds............................     14
Capitalization.............................     15
Organization...............................     16
Selected Financial and Operating Data......     17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations............................     19
Business...................................     25
Legislation and Regulation.................     42
Management.................................     52
Certain Relationships and Related
  Transactions.............................     56
The Reorganization.........................     60
Principal Partners.........................     61
Description of Partnership Agreement.......     63
Description of Bank Credit Facility........     69
Description of Notes.......................     70
Underwriting...............................     94
Legal Matters..............................     94
Experts....................................     95
Index to Financial Statements..............    F-1

                            ------------------------

UNTIL             , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

$100,000,000

BRESNAN COMMUNICATIONS
COMPANY LIMITED
PARTNERSHIP

BRESNAN CAPITAL
CORPORATION

% SENIOR NOTES DUE 2006

[LOGO]

SALOMON BROTHERS INC

TORONTO DOMINION SECURITIES

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION
PROSPECTUS

DATED             , 1996

        The Bresnan Systems Map has two colored maps, each of which shows three states, certain areas of which have colored shading. The top map shows the states of Minnesota, Wisconsin and Michigan. The bottom map shows the states of Mississippi, Alabama and Georgia. Underneath both maps is a legend which lists the regions in which Bresnan operates and the approximate amount of homes passed and basic subscribers for each of the regions. The legend also assigns a color to each region listed, and explains that the colored areas appearing in the maps indicate the counties in which Bresnan operates.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Expenses in connection with the issuance and distribution of the securities being registered hereby are set forth below, all of which will be paid by Bresnan Communications Company Limited Partnership (the "Company"). Except for the SEC registration fee and the NASD filing fee, all of the following expenses are estimated.

            SEC registration fee.....................................    $34,483
            NASD filing fee..........................................     10,500
            Printing and engraving expenses..........................    100,000
            Accounting fees and expenses.............................     35,000
            Registrants' legal fees and expenses.....................    150,000
            Blue sky filing fees and expenses........................     12,000
            Trustee fees and expenses................................     10,000
            Rating agency fees and expenses..........................     35,000
            Miscellaneous expenses...................................    238,017
                                                                         -------
                      Total..........................................   $625,000
                                                                         =======

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Amended and Restated Agreement of Limited Partnership

     The Company's Amended and Restated Agreement of Limited Partnership provides that the Company (but not any partner therein or affiliate of any such partner) shall indemnify and hold harmless the Company's general partner, and its respective affiliates, partners, officers, directors, employees and agents, from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or incidental to the management by the general partner of the Company's affairs, except where such general partner has committed fraud, gross negligence or willful misconduct.

     The Company's indemnification obligations with respect to its general partner include payment of reasonable attorneys' fees or other expenses incurred in connection with any settlement or in any legal proceeding, and the removal of any liens affecting any property of the indemnitee.

     Management Agreement

     Pursuant to the Amended and Restated Management Agreement dated as of May
[ ], 1996 between the Company and Bresnan Communications, Inc. ("BCI"), the Company is required to indemnify and hold harmless BCI, in its capacity as management company under such agreement, as well as BCI's officers, directors, employees and control persons, from and against any and all claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees and court costs) which may be incurred by reason of BCI's duties or obligations thereunder, except with respect to acts constituting gross negligence or willful misconduct.

     Administration Agreement

     Pursuant to the Amended and Restated Administration Agreement dated as of May [ ], 1996 between the Company and Bresnan Management Services, Inc. ("BMSI"), the Company is required to indemnify and hold harmless BMSI, as well as BMSI's officers, directors, employees and control persons, from and against any and all claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees and court costs) which may be incurred by reason of BMSI's duties or obligations thereunder, except with respect to acts constituting gross negligence or willful misconduct.

     Delaware General Corporation Law; Bresnan Capital Corporation's Organizational Documents

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation for monetary damages for breaches of the director's fiduciary duty, except with respect to the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to
Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions, whether willful or negligent) or (iv) for any transaction from which a director derived an improper personal benefit.

     Reference is also made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent (i) acted in good faith and in a manner he reasonably believed to be in and not opposed to the corporation's best interests and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may also indemnify an officer, director, employee and agent in an action or suit by or in the right of the corporation under the conditions described in clause (i) of the preceding sentence, except that no indemnification is permitted without judicial approval if the officer, director, employee and agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     The Certificate of Incorporation and Bylaws of Bresnan Capital Corporation provide for indemnification of officers and directors to the fullest extent permitted by applicable law.

     Underwriting Agreement

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of the Registrants and their respective officers, directors and Executive Committee members, as the case may be, by the Underwriters, and of the Underwriters by the Registrants, for certain liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     On April 25, 1996, Bresnan Capital Corporation sold 100 shares of common stock, par value $.01 per share to the Company for an aggregate price of $1.00. These shares were sold pursuant to the exemption from registration afforded by
Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

   1.1   --  Form of Underwriting Agreement*
   3.1   --  Amended and Restated Agreement of Limited Partnership of Bresnan Communications
             Company Limited Partnership*
   3.2   --  Certificate of Incorporation of Bresnan Capital Corporation
   3.3   --  By-Laws of Bresnan Capital Corporation
   4.1   --  Form of Indenture*
   4.2   --  Form of the Senior Notes*
   4.3   --  Fourth Amended and Restated Loan Agreement dated [          ], 1996 by and among
             Bresnan Communications Company Limited Partnership, as borrower, and certain banks, as lenders*
   5.1   --  Opinion of Paul, Hastings, Janofsky & Walker*
  10.1   --  Amended and Restated Management Agreement dated as of [          ], 1996 between
             Bresnan Communications Company Limited Partnership and Bresnan Communications,
             Inc.*
  10.2   --  Amended and Restated Administration Agreement dated as of [          ], 1996
             between Bresnan Communications Company Limited Partnership and Bresnan Management
             Services, Inc.*
  10.3   --  Equipment Purchase Agreement dated as of October 31, 1984 between Bresnan
             Communications Company Limited Partnership and Community Tele-Communications, Inc.
  10.4   --  Supply Agreement dated as of October 31, 1984 between Bresnan Communications
             Company Limited Partnership and Satellite Services, Inc.**
  10.5   --  Reference is made to Exhibit 4.3, Exhibit 4.4, Exhibit 4.5 and Exhibit 4.6
  12.1   --  Statement regarding computation of ratio of earnings to fixed charges
  23.1   --  Consent of Ernst & Young LLP
  23.2   --  Consent of Paul, Hastings, Janofsky & Walker (contained in Exhibit 5.1 of this
             Registration Statement)*
  24.1   --  Power of Attorney (contained on signature page of this Registration Statement)
  25.1   --  Statement of Eligibility of Trustee on Form T-1*
  27.1   --  Financial Data Schedule

- ---------------
 * To be filed by amendment.

** The Company is applying for confidential treatment of portions of this Exhibit.

     (b) Financial Statement Schedules
        Schedule II -- Valuation and Qualifying Accounts
     Other prescribed financial statement schedules are not furnished because the required information is either included elsewhere in this Registration Statement, or such schedules are not required or are inapplicable.

ITEM 17.  UNDERTAKINGS.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (i) The Registrants hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of White Plains, State of New York, on May 21, 1996.

                                          BRESNAN COMMUNICATIONS COMPANY
                                            LIMITED PARTNERSHIP

                                          By: BCI (USA), L.P.
                                            Its Managing General Partner

                                          By: BRESNAN COMMUNICATIONS, INC.
                                            Its General Partner

                                          By: /s/ WILLIAM J. BRESNAN

                                            ------------------------------------
                                                     William J. Bresnan
                                               President and Chief Executive
                                                           Officer

                                          BRESNAN CAPITAL CORPORATION

                                          By: /s/ WILLIAM J. BRESNAN

                                            ------------------------------------
                                                     William J. Bresnan
                                                         President

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey S. DeMond and Andrew C. Kober, and each of them, as such person's true and lawful attorney-in-fact and agent with full power of substitution and revocation for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post effective amendments), any Registration Statement permitted to be filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and any amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                  TITLE                     DATE
- ------------------------------------------  -----------------------------------  -------------
          /s/ WILLIAM J. BRESNAN            President and Chief Executive        May 21, 1996
- ------------------------------------------  Officer of Bresnan Communications,
            William J. Bresnan              Inc.
          /s/ JEFFREY S. DEMOND             Senior Vice President and Chief      May 21, 1996
- ------------------------------------------  Financial Officer of Bresnan
            Jeffrey S. DeMond               Communications, Inc.; Member of the
                                            Executive Committee
           /s/ ANDREW C. KOBER              Vice President and Controller of     May 21, 1996
- ------------------------------------------  Bresnan Communications, Inc.
             Andrew C. Kober
          /s/ MICHAEL W. BRESNAN            Member of the Executive Committee    May 21, 1996
- ------------------------------------------
            Michael W. Bresnan
           /s/ MARVIN L. JONES              Member of the Executive Committee    May 21, 1996
- ------------------------------------------
             Marvin L. Jones
        /s/ WILLIAM R. FITZGERALD           Member of the Executive Committee    May 21, 1996
- ------------------------------------------
          William R. Fitzgerald

                         REPORT OF INDEPENDENT AUDITORS

The Partners
Bresnan Communications Company Limited Partnership

     We have audited the financial statements of Bresnan Communications Company Limited Partnership as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our reports thereon dated March 8, 1996 (included elsewhere in this Registration Statement). Our audits included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

New York, New York
March 8, 1996

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                      BALANCES AT    ADDITIONS CHARGED
                                      BEGINNING OF     TO COSTS AND                      BALANCE AT END
                                         PERIOD          EXPENSES        DEDUCTIONS(1)      OF PERIOD
                                      ------------   -----------------   -------------   ---------------
For the three months ended March 31,
  1996 (unaudited)
Allowance for receivables...........    $311,000        $   313,000       $  (330,000)      $ 294,000
                                        ========         ==========       ===========        ========
For the year ended December 31, 1995
Allowance for receivables...........    $300,000        $ 1,077,000       $(1,066,000)      $ 311,000
                                        ========         ==========       ===========        ========
For the year ended December 31, 1994
Allowance for receivables...........    $237,000        $   991,000       $  (928,000)      $ 300,000
                                        ========         ==========       ===========        ========
For the year ended December 31, 1993
Allowance for receivables...........    $119,000        $   741,000       $  (623,000)      $ 237,000
                                        ========         ==========       ===========        ========

- ---------------
(1) Represents the write-off of uncollectible accounts, net of recoveries and the sale of receivables to acquiring companies.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                                                                   PAGE NO.
- -------                                                                                 --------
   1.1   --    Form of Underwriting Agreement*
   3.1   --    Amended and Restated Agreement of Limited Partnership of Bresnan
               Communications Company Limited Partnership*
   3.2   --    Certificate of Incorporation of Bresnan Capital Corporation
   3.3   --    By-Laws of Bresnan Capital Corporation
   4.1   --    Form of Indenture*
   4.2   --    Form of the Senior Notes*
   4.3   --    Fourth Amended and Restated Loan Agreement dated [            ], 1996
               by and among Bresnan Communications Company Limited Partnership, as borrower, and certain banks, as lenders*
   5.1   --    Opinion of Paul, Hastings, Janofsky & Walker*
  10.1   --    Amended and Restated Management Agreement dated as of [             ],
               1996 between Bresnan Communications Company Limited Partnership and
               Bresnan Communications, Inc.*
  10.2   --    Amended and Restated Administration Agreement dated as of [
                           ], 1996 between Bresnan Communications Company Limited
               Partnership and Bresnan Management Services, Inc.*
  10.3   --    Equipment Purchase Agreement dated as of October 31, 1984 between
               Bresnan Communications Company Limited Partnership and Community Tele-
               Communications, Inc.
  10.4   --    Supply Agreement dated as of October 31, 1984 between Bresnan
               Communications Company Limited Partnership and Satellite Services,
               Inc.**
  10.5   --    Reference is made to Exhibit 4.3, Exhibit 4.4, Exhibit 4.5 and Exhibit
               4.6
  12.1   --    Statement regarding computation of ratio of earnings to fixed charges
  23.1   --    Consent of Ernst & Young LLP
  23.2   --    Consent of Paul, Hastings, Janofsky & Walker (contained in Exhibit 5.1 of this Registration Statement)*
  24.1   --    Power of Attorney (contained on signature page of this Registration
               Statement)
  25.1   --    Statement of Eligibility of Trustee on Form T-1*
  27.1   --    Financial Data Schedule

- ---------------
 * To be filed by amendment.

** The Company is applying for confidential treatment of portions of this Exhibit.